ANNUAL INFORMATION FORM

#490, 688 West Hastings Street
Vancouver, BC, V6B 1P1
Tel: (604) 688-9427

March 28, 2008

ii

ITEM 1:          PRELIMINARY NOTES

1.1          Incorporation of Financial Statements and Proxy Circular

Specifically incorporated by reference and forming a part of this annual information form (the “AIF”) are the audited consolidated financial statements, including the accompanying notes and the auditor’s report, for the Issuer for the period ended December 31, 2007, together with the auditors’ report thereon, and the Management Proxy Circular, dated April 17, 2007, previously filed with the British Columbia, Alberta and Ontario Securities Commissions.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

1.2          Date of Information

All information in this AIF is as of March 28, 2008 unless otherwise indicated.

1.3          Glossary of Abbreviations and Terms

Certain abbreviations and terms used throughout this Annual Information Form are defined below:

Abbreviation	Unit or Term
A	ampere
AA	atomic absorption
A/m2	amperes per square meter
ANFO	ammonium nitrate fuel oil
Ag	silver
Au	gold
AuEq	gold equivalent grade
°C	degrees Centigrade
CCD	counter-current decantation
CIL	carbon-in-leach
CoG	Cut-off-Grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
ConfC	confidence code
CRec	core recovery
CSS	closed-side setting
CTW	estimated true width
°	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
g	gram
gal	gallon
g-mol	gram-mole
gpm	gallons per minute
g/t	grams per tonne

Abbreviation	Unit or Term
ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
IFC	International Finance Corporation
ILS	Intermediate Leach Solution
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
ktpd	thousand tonnes per day
ktpy	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
l	liter
lps	liters per second
lb	pound
LHD	Load-Haul Dump truck
LLDDP	Linear Low Density Polyethylene Plastic
LOI	Loss On Ignition
LoM	Life-of-Mine
lps	liters per second
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level
MARN	Ministry of the Environment and Natural Resources
MDA	Mine Development Associates
mg/l	milligrams/liter
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
MME	Mine & Mill Engineering
Moz	million troy ounces
Mt	million tonnes
MTW	measured true width
MW	million watts
m.y.	million years
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
oz	troy ounce
%	percent
PLC	Programmable Logic Controller
PLS	Pregnant Leach Solution
PMF	probable maximum flood
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description

Abbreviation	Unit or Term
SEC	U.S. Securities & Exchange Commission
s	second
SG	specific gravity
SPT	standard penetration testing
st	short ton (2,000 pounds)
t	tonne (metric ton) (2,204.6 pounds)
tph	tonnes per hour
tpd	tonnes per day
tpy	tonnes per year
TSF	tailings storage facility
TSP	total suspended particulates
µ	micron or microns
V	volts
VFD	variable frequency drive
W	watt
XRD	x-ray diffraction
yr	year

Term	Meaning
Assay:	The chemical analysis of mineral samples to determine the metal content
Capital Expenditure:	All other expenditures not classified as operating costs.
Composite:	Combining more than one sample result to give an average result over a larger distance.
Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.
Cutoff Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution:	Waste, which is unavoidably mined with ore.
Dip:	Angle of inclination of a geological feature/rock from the horizontal.
Fault:	The surface of a fracture along which movement has occurred.
Footwall:	The underlying side of an orebody or stope.
Gangue:	Non-valuable components of the ore.
Grade:	The measure of concentration of gold within mineralized rock.
Hangingwall:	The overlying side of an orebody or slope.
Haulage:	A horizontal underground excavation which is used to transport mined ore.
Igneous:	Primary crystalline rock formed by the solidification of magma.
Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level:	Horizontal tunnel the primary purpose of which is the transportation of personnel and materials.
Lithological:	Geological description pertaining to different rock types.
LoM Plans:	Life-of-Mine plans.
Material Properties:	Mine properties.
Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease:	A lease area for which mineral rights are held.
Mining Assets:	The Material Properties and Significant Exploration Properties.

Term	Meaning
Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve:	That part of a mineral resource that is considered economic in terms of tonnage and grade following an appropriately detailed study at given commodities prices.
Pillar:	Rock left behind to help support the excavations in an underground mine.
Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Stope:	Underground void created by mining.
Stratigraphy:	The study of stratified rocks in terms of time and space.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide:	A sulfur bearing mineral.
Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening:	The process of concentrating solid particles in suspension.
Total Expenditure:	All expenditures including those of an operating and capital nature.
Variogram:	A statistical representation of the characteristics (usually grade).

1.4          Conversion Table

In this AIF a combination of Imperial and metric measures are used with respect to mineral properties located in North America. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure =	Metric Unit	Metric Measure =	Imperial Unit
2.47 acres 3.28 feet 0.62 miles 0.032 ounces (troy) 1.102 tons (short) 0.029 ounces (troy)/ton	1 hectare 1 metre 1 kilometre 1 gram 1 tonne 1 gram/tonne	0.4047 hectares 0.3048 metres 1.609 kilometres 31.1 grams 0.907 tonnes 34.28 grams/tonne	1 acre 1 foot 1 mile 1 ounce (troy) 1 ton 1 ounce (troy/ton)

1.5 Currency

Unless otherwise indicated, all dollar amounts are in Canadian dollars.

1.6 Share Capital

On January 5, 2004 the Issuer consolidated its Common Share capital on the basis of one post-consolidated share for five pre-consolidated shares. Unless otherwise expressed, all references in this Annual Information Form are to post-consolidated Common Shares.

ANNUAL INFORMATION FORM

YUKON-NEVADA GOLD CORP.
#490, 688 West Hastings Street
Vancouver, BC, V6B 1P1
Tel: (604) 688-9427
website is: www.yukon-nevadagold.com

ITEM 2:          CORPORATE STRUCTURE

2.1          Name, Address and Incorporation

The full corporate name of the issuer is Yukon-Nevada Gold Corp. (the “Issuer”).

The address of the head office is:

#490, 688 West Hastings Street
Vancouver, BC, V6B 1P1

and the address of the registered office is:

#1040, 999 West Hastings Street
Vancouver, B.C. V6C 2W2

The Issuer was incorporated under the laws of the Province of British Columbia under the name “YGC Resources Ltd.” (“YGC”) on May 30, 1988. On January 25, 2002, the Issuer was struck from the Register of Companies for British Columbia and dissolved. The Issuer was restored to the Register on August 1, 2003. On January 5, 2004 the Issuer consolidated its share capital on a five (5) old for one (1) new basis and increased its authorized share capital from 4,000,000 shares without par value to 100,000,000 shares without par value. On June 23, 2005, the Issuer increased its authorized share capital from 100,000,000 Common Shares without par value to an unlimited number of Common Shares without par value.

By Combination Agreement dated March 16, 2007 with Queenstake Resources Ltd. (“Queenstake”), the Issuer entered into an Arrangement with Queenstake, providing for, among other things, the acquisition by the Issuer of all of the issued and outstanding shares of Queenstake. The Arrangement closed on June 20, 2007, at which time the Issuer changed its name to its current name.

2.2          Intercorporate Relationships

Set forth below are the names of the Issuer’s subsidiaries:

Name	Jurisdiction of incorporation	Percentage owned
YGC Resources Arizona, Inc.	Arizona	100%
Ketza River Holdings Ltd.	Yukon	100%
Castle Exploration Incorporated	Colorado	100%
Queenstake Resources U.S.A., Inc.	Delaware	100%
Queenstake Resources Ltd.	British Columbia	100%

ITEM 3:          GENERAL DEVELOPMENT OF THE BUSINESS

The Common Shares of the Issuer were called for trading on the TSX on April 13, 2005. The Issuer is active in the evaluation, development and commercial production of mineral properties. The Issuer’s principal assets are the Ketza River Property, Yukon Territory and the Jerritt Canyon gold mine, Nevada. The favourable price for gold has enabled the Issuer to raise equity financing, the proceeds of which are used to fund improvements to the Jerritt Canyon concentrator facilities and exploration of the Ketza River Property.

3.1          Three-Year History

The principal business of the Issuer is the production of gold in Nevada and the acquisition, exploration and development of mineral properties of merit with a particular focus on gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States.

The Issuer was inactive from 1999 to 2002, at which time Graham Dickson, the president of the Issuer, took the initiative in restoring the Issuer to the Register of Companies and raising capital to return the Issuer to good standing as a reporting issuer in the provinces of British Columbia and Alberta.

The Issuer has owned the Ketza River Gold Property, Yukon, since 1994. This former producing mine was shut down in November, 1990, due to the depletion of known reserves of oxide ore. The Ketza River Gold Property includes 308 mineral claims and leases, a gold mill and all associated chattels, tools, equipment and licences. Mr. Dickson, a chemist and a professional mining consultant, identified areas which were under-explored and which could be mined and processed by different methods than those employed in the past. In particular, Mr. Dickson identified the possibility of discovering significant quantities of sulphide ore. The Issuer has completed diamond drilling that resulted in the discovery of the Chimney and Fork zones and geologic mapping, prospecting, sampling and diamond drilling on the Shamrock zone. The Issuer is carrying out an aggressive diamond drill program in an effort to increase mineral resources, to prepare a feasibility study and, if the results of the feasibility study are positive, to return the Property to commercial production as a mine.

The Issuer acquired the Jerritt Canyon gold mine upon completion of its plan of arrangement with Queenstake on June 20, 2007. On May 30, 2003, Queenstake entered into a definitive asset purchase and sale agreement with subsidiaries of AngloGold Limited and Meridian Gold Inc. (collectively, the “Sellers”) pursuant to which Queenstake agreed to acquire the Sellers’ respective 70% and 30% interests in the assets comprising the operating Jerritt Canyon gold mine. The acquisition closed on June 30, 2003. The Jerritt Canyon mine is a large-scale underground gold mining operation with significant exploration potential

The Issuer also holds 55 unpatented mining claims referred to as the Silver Bar, Pinal County, Arizona. The Silver Bar will be explored by the Issuer as a gold-copper property. The Issuer also owns other property interests in the Yukon and in the Greenwood area of south-central British Columbia.

The Issuer intends to seek and acquire additional properties worthy of exploration.

Year ending December 31, 2005

In January 2005, the Issuer closed a private placement of 20,000 units (the “Units”) at $1.20 per Unit for gross proceeds of $24,000. Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”). Each Warrant entitled the holder to purchase one additional common share at a price of $1.80 per share during the first year and $2.40 per share during the second year.

On March 18, 2005 John R.W. Fox consented to become a director of the Issuer and Robert Stroshein resigned as a director of the Issuer. On March 23, 2005, Graham H. Scott and Neil J.F. Steenberg consented to act as directors of the Issuer and Timothy Wright resigned as a director of the Issuer.

In April 2005, the Issuer closed a brokered private placement of 11,989,167 units (the “Units”) comprised of 7,885,667 Non-Flow-Through Units at $0.60 per Unit and 4,012,500 Flow-Through Units at $0.80 per Unit, for gross proceeds of $7,941,400. Each Unit consisted of one common share and one-half (½) of one share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $1.00 per share for 24 months from April 13, 2005.

In April 2005, the Issuer closed two private placements for a total of 2,916,450 units (the “Units”) at $0.60 per Unit, for gross proceeds of $1,749,870. Each Unit consisted of one common share and one-half (½) of one share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $1.00 per share for 24 months from April 13, 2005.

On April 13, 2005, the Issuer’s Common Shares commenced trading on the TSX.

At the Issuer’s 2005 Annual and Special General Meeting held May 19, 2005, Graham Dickson was re-elected to the Issuer’s Board of Directors and Graham H. Scott, John R.W. Fox, Neil J.F. Steenberg, E. Lynn Patterson and Robert Chafee were elected to the Issuer’s Board of Directors. At the Meeting, shareholders also approved the adoption of a new Stock Option Plan whereby the maximum number of shares reserved for grant under option is 10% of the number of shares outstanding at the time of grant.

Following the 2005 Annual General Meeting, Mr. Patterson was appointed the Issuer’s Chairman, Graham Dickson was re-appointed President and Chief Executive Officer, Robert Stroshein was appointed Vice President of Exploration and Graham Scott was appointed Secretary.

In July 2005, the Issuer closed a brokered private placement of 5,597,856 units (the “Units”) comprised of 4,800,000 Flow-Through Units at $0.80 per Unit and 797,856 non-Flow-Through Units at $0.70 per Unit, for gross proceeds of $4,398,500. Each Unit consisted of one common share and one-half (½) of one share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $1.00 per share for 24 months from July 28, 2005.

On July 7, 2005 Christopher Oxner was appointed the Issuer’s Chief Financial Officer.

On July 7, 2005 Graham H. Scott resigned as a director of the Issuer and R.J. (Don) MacDonald was appointed to the Issuer’s Board of Directors.

On August 8, 2005 Christopher Oxner was appointed the Issuer’s Assistant Secretary.

In August 2005, the Issuer closed a private placement of 932,000 units (the “Units”) at $0.70 per Unit, for gross proceeds of $652,400. Each Unit consisted of one common share and one-half (½) of one share purchase warrant. Each full warrant entitled the holder to purchase one additional common share at a price of $1.00 per share for 24 months from August 25, 2005.

On September 7, 2005 Robert Stroshein resigned as the Issuer’s Vice President of Exploration.

On October 6, 2005 Peter Holbek was appointed to the Issuer’s Board of Directors.

During 2005, a total of 79 diamond drill holes were completed on the Manto Zone of the Ketza River Property and an additional 21 holes were drilled on the Shamrock Zone.

Year ending December 31, 2006

In March 2006 the Issuer entered into a Shareholder Rights Plan to ensure that shareholders of the Issuer are treated fairly in the event of any unsolicited take-over bid for the Issuer. The Agreement was approved by the Issuer’s shareholders at its Annual General Meeting held May 2, 2006 and has a term of ten (10) years.

In May 2006 the Issuer closed a brokered private placement of 5,500,000 Flow-Through Shares (the “FT Shares”) at a price of $1.50 per FT Share, for gross proceeds of $8,250,000.

At the Issuer’s 2006 Annual General Meeting held May 2, 2006, Graham Dickson, Peter Holbek, John R.W. Fox, Neil J.F. Steenberg, E. Lynn Patterson, R.J. (Don) MacDonald and Robert Chafee were re-elected to the Issuer’s Board of Directors.

In June 2006 the Issuer closed a non-brokered private placement of 19,231 non-flow-through shares (the “NFT Shares”) at a price of $1.30 per NFT Share and 1,430,067 Flow-Through Shares (the “FT Shares”) at a price of $1.50 per FT Share, for gross proceeds of $2,170,100.

By Agreement dated September 30, 2006 between the Issuer and George Fairclough, the Issuer was granted an option to purchase 100% interest in claims owned by Mr. Fairclough located in the Yukon Territory, known as the Silver Valley Property.

In December 2006 the Issuer closed a non-brokered private placement of 900,000 Flow-Through Shares (the “FT Shares”) at a price of $2.50 per FT Share, for gross proceeds of $2,250,000.

Year Ending December 31, 2007

On January 5, 2007 Iain Harris was appointed to the Issuer’s Board of Directors, and appointed to the Issuer’s Audit Committee and Corporate Governance Committee.

On February 1, 2007 Wasserman Ramsay resigned as the Issuer’s auditor and KPMG LLP was appointed as the Issuer’s successor auditor.

By Combination Agreement dated March 16, 2007 between the Issuer and Queenstake, the Issuer acquired all of the issued and outstanding shares of Queenstake. The Arrangement closed on June 20, 2007. Full details of this acquisition and related financing transactions are disclosed under “General Development of the Business – Significant Acquisitions”.

On March 20, 2007 the Issuer entered into an Agreement-in-Principle with Northwest Mining and Geological Exploration Bureau for Nonferrous Metals (“NWM”), of China. Under the terms of the agreement, the Issuer and NWM will establish a new corporation “Yukon-Shaanxi Mining Company Inc.” (“Yukon-Shaanxi”), and will work together to acquire and explore mineral properties in the Yukon. The Issuer and NWM have also agreed to acquire and explore joint venture mineral properties in China and to exchange information, technology and personnel.

At an Annual and Special Meeting of the Issuer held on May 18, 2007, the shareholders approved the plan of arrangement between the Issuer and Queenstake and the private placement of up to 94,500,000 shares of the Issuer.

In May and June of 2007, in connection with the Queenstake acquisition, the Issuer completed a private placement transaction of 42,351,864 Subscription Receipts at a price of $1.80 per Subscription Receipt, for total gross proceeds of approximately $76.2 million. Each Subscription Receipt entitled the holder to acquire, at no additional cost, one common share and one half of one transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of $3.00 on or before June 20, 2012.

In October 2007, the Issuer completed a private placement of 5,000,000 flow-through shares at $2.00 per share for gross proceeds of $10,000,000.

During the year ended December 2007, the Issuer incurred exploration expenditures of approximately US $7.2 million on the Jerritt Canyon property. Approximately 20,000 meters were drilled and the focus was in the greater Mahala area.

The Issuer incurred exploration expenditures of approximately US $15 million on the Ketza River project and approximately US $1.2 million on the Silver Valley property. Both of these properties are located in the Yukon.

Events Subsequent to December 31, 2007

On February 1, 2008 the Issuer’s Board of Directors approved the appointment of David Drips, B.Sc. Mining Engineering, as its new Vice President Mining. The Issuer also promoted Sam Ash, B.Sc. Mining Engineering, to Manager of New Operations.

The Issuer granted 500,000 stock options to employees on March 28, 2008.

3.2          Significant Acquisitions

The Issuer completed one significant acquisition in 2007: the acquisition of Queenstake Resources Ltd. and all of its assets including the Jerritt Canyon gold mine in Nevada.

Plan of Arrangement with Queenstake Resources Ltd.

By Combination Agreement dated March 16, 2007 the Issuer agreed to acquire all of the issued and outstanding shares of Queenstake. Shareholders of YGC received one common share of the Issuer for each one common share held in YGC held. Shareholders of Queenstake received one common share of the Issuer for each ten common shares of Queenstake held.

One of the conditions precedent for the Plan of Arrangement was that the Issuer complete a private placement to raise approximately $80 million. During May and June of 2007, the Issuer raised $76.2 million by the private placement of 42,351,864 subscription receipts (the “Subscription Receipts”) at a price of $1.80 per Subscription Receipt. Each Subscription Receipt entitled the holder to acquire, at no additional cost, one common share and one half of one transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional Common Share at a price of $3.00 on or before June 20, 2012. The Subscription Receipts were exchanged for shares and warrants of the Issuer on the closing of the Plan of Arrangement, which occurred on June 20, 2007.

ITEM 4:          DESCRIPTION OF THE BUSINESS

4.1          General

The principal businesses of the Issuer are the continued mining of the Jerritt Canyon gold mine in Nevada, as well as the acquisition, exploration and, if warranted, development of natural resource properties of merit with a particular focus on the Ketza River Property, Yukon Territory.

Jerritt Canyon is an operating gold complex with two producing underground mines, ore stockpiles and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets and potential to expand the currently defined mineral reserves and resources proximal to the producing mines. The Issuer intends to seek and acquire additional properties worthy of exploration/development.

Principal Markets

Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Distribution Methods

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Issuer is not dependent upon the sale of gold to any one customer.

Revenues

100% of the Issuers gold sales are to customers outside of the consolidated entity.

The Issuer has commenced pre-feasibility work on the Ketza River project which is scheduled for completion in mid-2008.

Production and Services

The results of the pre-feasibility work on the Ketza River project will help determine the mining and processing methodology to be employed.

Specialized Skill and Knowledge

The acquisition of Queenstake in 2008 brought a lot of technical expertise to the Issuer. This expertise has been utilized extensively since the date of acquisition..

Competitive Conditions

The Issuer currently has 100% of its operations in North America and this political stability is seen as an advantage to the Issuer in the gold mining and exploration marketplace as the Issuer is able to avoid political risk associated with operating in less stable regimes.

Economic Dependence

N/A

Changes to Contracts

N/A

Environmental Protection

The Issuer will likely incur expenditures in the upcoming year (s) on mercury emission controls that will be in excess of US $1,000,000. The level of expenditure will be determined by working collaboratively with government agencies to determine the scope of work.

Employees

As of December 31, 2007, the Issuer had seven (7) full-time employees at its head office in Vancouver, as well as three (3) full-time employees at its office in Colorado and approximately 300 employees at its Jerritt Canyon gold mine. The Issuer uses a number of consultants and contractors for a variety of tasks.

Foreign Operations

N/A.

Lending

The Issuer does not lend.

Bankruptcy and Similar Procedures

As at the date hereof, neither the Issuer, nor its subsidiaries, has been subjected to any bankruptcy, receivership or similar proceedings.

Reorganization

Commencing in December 2003, Graham Dickson, the president of the Issuer, took the initiative in reorganizing the Issuer by restoring it with the Register of Companies and returning the Issuer to good standing as a reporting issuer in the provinces of British Columbia and Alberta. On January 5, 2004, the Issuer’s share capital was consolidated on a five (5) old for one (1) new basis and its authorized share capital was increased from 4,000,000 shares without par value to 100,000,000 shares without par value; subsequently the Issuer’s share capital was increased to an unlimited number if common shares without par value. On April 13, 2005, the Issuer’s shares commenced trading on the TSX.

Social or Environmental Policies

The Issuer believes in hiring as many people from communities near its operations in both Canada and the USA as possible. The Issuer has a policy of working with environmental agencies as closely as possible to ensure the Issuer is in compliance with the ever-changing environmental regulations..

Jerritt Canyon Property

All three major operating permits for the Jerritt Canyon mine were renewed or reissued in 2004. The Nevada mining permit which regulates water pollution control was renewed on September 17, 2004 for five years and a site wide Title V Air Quality Permit was issued on March 10, 2004, also for five years. On June 4, 2004 a site wide Reclamation Permit was reissued to include all current activities ongoing at Jerritt Canyon. In addition to obtaining the three major operating permits, the Issuer has also obtained permits for the Steer mine portal and surface facilities area in January 2004 and initiated the U.S. Forest Service permitting process for the next five year exploration plan. The Issuer was honoured by the State of Nevada when it received the 2003 Nevada Reclamation Award for closure and reclamation work at the Burns Basin Surface mine area. Work started in 2005, work progressed on an environmental assessment for the next five year exploration plan with the U.S. Forest Service. Approval of the Environmental Assessment was received in mid-2006. The Issuer maintained active participation in the Nevada Voluntary Mercury Emission Reduction Program and actively participated with the Nevada Division of Environmental Protection and others in the development of new regulations regarding Mercury air emission controls.

A large portion of the Jerritt Canyon mine is located on public land administered by the U.S. Forest Service. The Jerritt Canyon staff maintains a proactive relationship with the U.S. Forest Service Administrators, which includes weekly site inspections and up-dates. A majority of the Jerritt Canyon mining district has undergone formal National Environmental Policy Act (“NEPA”) review as part of the 25 year mining and exploration history of the District. Environmental issues are well defined in this documentation and appropriate mitigation strategies are in place to support and expand operations.

Reclamation projects are scheduled annually and are completed concurrently with the completion of mining activities. To date over 1,500 acres of mined lands have been reclaimed. Reclamation and closure activities are defined and associated costs are bonded with the Federal Government and the State of Nevada. These bonded activities are also insured by a reclamation and closure policy independently administered by American Insurance Group Environmental (“AIG”). As reclamation is completed, payment for completing the insured activity is paid to the Issuer from a pre-funded Commutation Account administered by AIG.

As the Issuer is committed to conducting its operations with close consideration to environmental values and ethics as well as to social issues. The Issuer will therefore:

  Comply with applicable laws, regulations, and permit conditions and, where appropriate, exceed their minimum requirements;

  Establish and maintain management systems to monitor all environmental aspects of its activities;

  Review these management systems regularly to evaluate their effectiveness and modify them as appropriate to optimize their effectiveness;

  Proactively pursue and evaluate engineering alternatives to best address closure and reclamation issues;

  Assure that financial resources are available to meet environmental and reclamation obligations;

  Ensure that the Issuer’s employees and contractors are aware of the Issuer’s environmental policies and understand their relevant responsibilities; and

  Participate in the ongoing public and private sector debate on environmental and social matters that relate to the mining industry.

The Issuer is continually striving to improve its environmental performance.

Ketza River Property

The Issuer has an environmental manager in the Yukon that works closely with the Yukon Territorial Government and a contracted environmental engineering firm to ensure the Issuer is in compliance with environmental regulations.

4.2          Risk Factors

The Issuer’s ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, several of which are discussed in item 6.6, and including, without limitation, the following:

Precious Metal Price Fluctuations

The profitability of the Issuer's proposed operations will be dependent in part upon the market price of precious metals. The price of such metals or interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Issuer. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital or an investment retaining its value.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Issuer presently carries a limited amount of liability insurance, and may become subject to liability for pollution, cave-ins or other hazards, and the payment of such liabilities may have a material adverse effect on the Issuer's financial position.

Exploration and Development

Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Issuer's continuing mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The long-term profitability of the Issuer's operations will be in part directly related to the cost and success of its exploration and development programs, which may be adversely affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to evaluate metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Issuer's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves, Resources and Metal Recoveries

There is a degree of uncertainty attributable to the calculation of reserves and resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of reserves and resources may vary depending on metal prices. Any material change in quantity of reserves, resources, grade, stripping ratio, or metallurgical recoveries may effect the economic viability of the Issuer's properties. In addition, there can be no assurance that metallurgical recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Title to Assets

Although the Issuer has taken steps to verify title to mineral properties in which it has an interest, in a manner consistent with industry practice for the current stage of its evaluation of such properties, there is no guarantee that title to such properties will not be challenged or impugned. The Issuer has not conducted surveys of some of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Issuer's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Issuance of Debt

From time to time the Issuer may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Issuer’s debt levels above industry standards. The Issuer’s articles do not limit the amount of indebtedness that the Issuer may incur. The level of the Issuer’s indebtedness from time to time could impair the Issuer’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Dilution

In order to finance its working capital needs, as well as to raise equity for the development of its projects, the Issuer may enter into commitments in the future which would require the issuance of additional shares, options, warrants and convertible debt. These commitments must comply with applicable securities laws and may require the approval of the securities regulatory bodies, and in some cases, the shareholders of the Issuer.

Regulatory and environmental matters

The following discussion is necessarily brief and must not be taken to constitute a complete discussion of the various statutes, rules and governmental orders to which the Issuer’s operations may be subject. The Issuer’s existing properties are located in Canada and the United States, and are subject to extensive federal, provincial and local governmental regulations in these countries. These regulations may be revised or expanded at any time. A broad number of matters are subject to regulation. Generally, compliance with these regulations requires the Issuer to obtain permits issued by federal, provincial and local regulatory agencies. Certain permits require periodic renewal or review of their conditions. It is impossible to predict whether it will be possible to obtain or renew such permits or whether material changes in permit conditions will be imposed. The inability to obtain or renew permits or the imposition of additional conditions could have a material adverse effect on the Issuer’s ability to develop and operate its properties.

Environmental laws and regulations to which the Issuer is subject as it progresses from the development stage to the production stage give rise to additional concerns and requirements. Failure to comply with applicable laws, regulations and permits can result in injunctive actions, suits for damages, and civil and criminal penalties. The laws and regulations applicable to the Issuer’s activities change frequently and it is not possible to predict the potential impact on the Issuer from any such future changes.

Passive Foreign Investment Company (“PFIC”)

The Issuer has not determined whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code of 1986, as amended, for the current tax year and any prior tax years. The Issuer may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. A U.S. shareholder should consult their own U.S. tax advisor with respect to an investment in the Issuer’s shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. shareholder’s own facts and circumstances.

Enforcement of Civil Liabilities

The Issuer is a corporation existing under the laws of British Columbia, Canada. Some of the Issuer’s assets are located outside the United States and many of its directors and officers are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Issuer and its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and its directors and officers under United States federal securities laws.

4.3          Companies with Asset-backed Securities Outstanding

The Issuer has not, does not and will not invest in asset-backed securities.

4.4          Companies with Mineral Projects

(a)          Jerritt Canyon Mine, Nevada

On June 30, 2003, a subsidiary of the Issuer, Queenstake Resources Ltd. (“Queenstake”), acquired the Jerritt Canyon mine in Nevada. The Jerritt Canyon mine is an operating gold property with two producing underground mines and ore stock piles, currently feeding ore to a 1.5 million ton per year capacity processing plant.

Figure 1: General Location Map of the Jerritt Canyon Mine

OREGON
IDAHO
NEVADA
UTAH
CALIFORNIA
ARIZONA
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
NYE
LINCOLN
CLARK
LYON
DOUGLAS
MINERAL
ESMERALDA
WASHOE
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
WHITE ROCK
CHARLESTON
JACK CREEK
TUSCARORA
MIDAS
JERRITT CANYON MINE
THOUSAND SPRINGS
DEETH
WELLS
HALLECK
ELKO
SPRING CREEK
CARLIN
PALISADE
DUNPHY
VALMY
BATTLE MOUNTAIN
BEOWAWE
CRESCENT VALLEY
GOLD ACRES
RUBY VALLEY
EUREKA
INDEPENDENCE MTNS.
TUSCARORA MTNS.
CORTEZ MTNS.
Humboldt River
225
226
227
228
229
278
305
306
80
93
50
N
0
10
20
MILES

SRK Consulting
Engineers and Scientists

SRK JOB NO.: 146202

FILE NAME: Fig 2-1.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

GENERAL LOCATION MAP OF THE JERRITT CANYON MINE

DATE:	APPROVED:	FIGURE:
April, 2006	AK	2-1

Figure 2: General Land Map of the Jerritt Canyon District

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko. Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way to the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on Queenstake controlled land.

The climate is temperate with winter temperatures between 0ºF and 40ºF and summer temperatures between 35ºF and 90ºF. Average annual precipitation at the tailings impoundment is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Mine operations are only rarely halted by weather conditions, although ore haulage from the mines may be slowed. The mill, warehouse, shop, and administrative facilities are at a lower elevation and therefore are less exposed to weather extremes.

The vegetation is typical of the Basin and Range province with sagebrush vegetation dominant at the lower elevations. Small stands of aspen and isolated fir trees grow in canyons and drainages.

Jerritt Canyon mine is located in the Independence Mountain Range in the Basin and Range province of northern Nevada. The topography ranges from about 6,400 feet at the administrative facilities and mill site to about 8,000 feet at the highest point of the haul road to the mines.

Elko, Nevada with a population of about 36,000 is the closest city to the mine. The city is on Interstate 80 and is serviced by daily commercial flights to Salt Lake City, Utah. Elko is a center for the mining operations in northern Nevada and services necessary for the mine are readily available there.

History

The Jerritt Canyon mine is wholly owned by Queenstake Resources Ltd. after the purchase by that company from the joint venture of Anglo Gold and Meridian Gold in June 2003. The joint venture was formed in 1976 between Freeport Minerals Company, later Freeport McMoran Inc., and FMC, later Meridian Gold. In 1990, Freeport sold its interest in Jerritt Canyon to Minorco and their wholly owned subsidiary, Independence Mining Company, which became the new joint venture partner and operator of the mine. In 1998, Minorco’s North American gold assets, including a 70% interest in Jerritt Canyon were sold to Anglo Gold.

Prospectors explored for antimony in the 1910’s. Thirty to forty tons of stibnite as antimony ore were reportedly mined and shipped from the Burns Basin mine in the Jerritt Canyon district between 1918 and 1945. In the early 1970’s there was a renewed interest in antimony exploration when its price reached historic highs of $40 per pound. Around 1971, FMC began exploring for antimony in the Independence Mountains. In 1972, FMC, later known as Meridian, discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport Minerals Company to explore and develop the area, and mining commenced at Jerritt in 1981.

Open pit mining was conducted at the site from startup in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. The mine during 2006 consisted of three underground mining operations feeding ore to a process plant consisting of a roaster followed by carbon-in-leach processing. The mines are mechanized operations using backfill for ground control and to increase ore recovery. In the early years, the ores mined at the operation were less refractory and were processed through a “wet” mill. This “wet” mill continued to operate until 1997 and is still located on site. With ores becoming more carbonaceous and refractory, as well as with the introduction of higher-grade ore from underground operations, a dry mill with an ore roasting circuit was added in 1989 and is currently in operation.

Since its inception, the Jerritt Canyon Mine has produced over seven million ounces of gold. Annual production has historically averaged between 125,000 and 350,000 ounces of gold. Queenstake reports the 2007 mill production at 175,645 ounces of gold comprised of 126,140 ounces of gold from Jerritt Canyon ores and 49,505 ounces of gold from toll milled ores. This production is from a total of 968,130 tons of ore comprised of 619,933 tons of Jerritt Canyon ore and 348,197 tons of toll milled ore.

Surface exploration drilling and underground core drilling which is also used as an exploration tool, decreased from 2001 to 2002, when the former owner, Anglo Gold shifted focus from exploration to reserve development. In 2000, about 445,000 feet of exploration and development were completed, of which 165,000 feet consisted of surface Reverse Circulation (RC) drilling and the remainder was underground (UG) core and RC drilling. In 2001, a total of about 500,450 feet were drilled, 65,450 of which were surface RC holes. In 2002, 435,000 feet were drilled, all of which were from underground. After the acquisition of Jerritt Canyon at mid-2003, Queenstake started more aggressive exploration and mine development programs and those programs have continued throughout 2006. These programs were continued after the merger of Queenstake Resources and YGC Resources in 2007.

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during Queenstake’s ownership, as documented in NI 43-101 filings are given in Table 1.

Table 1: Historic Measured and Indicated Mineral Resources during Queenstake’s Ownership

Year	Tons	Grade	Ounces
2003	9,497,000	0.242	2,295,000
2004	9,988,000	0.241	2,410,000
2005	8,812,000	0.236	2,079,000
2006	8,203,000	0.232	1,907,000

The proven and probable reserves at Jerritt Canyon during Queenstake’s ownership, as documented in NI 43-101 filings are given in Table 2.

Table 2: Historic Proven and Probable Mineral Reserves during Queenstake’s Ownership

Year	Tons	Grade	Ounces
2003	3,065,000	0.268	820,000
2004	3,511,000	0.249	875,000
2005	3,723,000	0.236	878,000
2006	1,985,000	0.245	486,000

Geological Setting

The Jerritt Canyon mining district is located in the Independence Mountain Range in northern Nevada. The range is part of the Basin and Range province of Nevada and is a horst block consisting primarily of Paleozoic sedimentary rocks with lesser Tertiary volcanics and intrusive dikes. A district geologic map is shown in Figure 3 and a stratigraphic column is shown in Figure 4.

There are four distinct assemblages in the district, characterized by their position relative to the Roberts Mountains thrust, a Devonian to Mississippian structure formed during the Antler orogeny:

  The western facies, or upper plate of the thrust, consists of the Cambrian to Ordovician Valmy Group and forms about 70% of the exposed rock in the area. In the Jerritt Canyon district, the Valmy Group consists of the Snow Canyon formation, a chert, argillite, greenstone, and carbonaceous siltstone sequence, and the McAfee Quartzite, a sequence of massive quartzite and shale;

  The eastern facies, or lower plate of the thrust, consists of a sequence of Ordovician to Devonian shallow water sedimentary rocks that are exposed in tectonic and erosional windows through the upper plate. The gold mineralization in the district is contained with the eastern facies rocks. The Pogonip Group rock is exposed in the west-central part of the district and is composed of fossiliferous limestone with calcareous shale and dolomite interbeds. The Eureka Quartzite is a massive quartzite with minor interbeds of siltstone. The Hansen Creek Formation is one of two principal ore hosts in the district. It is divided into five units, with the contacts between the units being the favorable sites of gold mineralization. The Hansen Creek consists of interbedded silty limestone, calcareous siltstone, dolomite, chert, and carbonaceous limestone. The Roberts Mountains Formation is the second ore host and consists of calcareous, carbonaceous siltstone and thinly bedded, silty limestone. The Waterpipe Canyon formation is thought to have been deposited in a synkinematic foreland basin that formed during the Antler orogeny; it consists of greywacke with interbedded carbonaceous shale, chert pebble conglomerate, bedded chert, sandstone, and siltstone;

  The Schoonover sequence occurs north of the district and consists of basaltic and andesitic greenstone, chert, tuff, volcaniclastics, and siliciclastic and limestone turbidites of Devonian to Permian age; and

  The Antler overlap sequence is restricted to the north end of the range and consists of conglomerates, argillite, siltstone and limestone.

There are four sets of dikes: Pennsylvanian basalt dikes, Eocene basalt and quartz monzonite dikes and a Miocene basalt dike. The Pennsylvanian and Eocene basaltic dikes are altered and mineralized in most of the mines.

The regional structural setting of the Jerritt Canyon district is complex, with several regional deformation events being evident. The Devonian to Mississippian Antler orogeny, resulting from west to east compression, is represented in the upper plate Snow Canyon Formation with north-south folds in both the hanging wall and footwall of the thrust. The Permian to Triassic Sonoma orogeny emplaced the Golconda allochthon over parts of the Roberts Mountains allochthon to the north of the district. The northwest to southeast compression associated with this deformation is rarely seen in the district. The Jurassic to Cretaceous Nevadan orogeny resulted in east-west folds that are often associated with mineralization.

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hansen Creek Formations of the eastern facies in the lower plate of the Roberts Mountains thrust . The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hansen Creek Formation is divided into five members, numbered I through V from the top of the formation to the bottom. Hansen Creek I is a thinly bedded sequence of gray, medium-grained limestones and continuous blocky chert beds; it is typically brecciated. Hansen Creek II is a dark to light gray, irregularly bedded to massive, vuggy, dolomitic limestone. Hansen Creek III consists of intercalated carbonaceous micrites and laminated argillaceous limestones. Hansen Creek IV is a thickly bedded, medium to coarse-grained, carbonaceous limestone with discontinuous black chert nodules. Hansen Creek V consists of laminated, carbonaceous siltstone with chert lenses.

The contact between the Roberts Mountains Formation and the overlying Snow Canyon Formation is a regional thrust fault which transported the Snow Canyon eastward over the Roberts Mountains Formation. The contact between the Roberts Mountain Formation and the underlying Hansen Creek Formation is a discontinuity locally known as the Saval discontinuity. The discontinuity may be an angular unconformity of local extent or a thrust fault. The base of the Hansen Creek is gradational into the Eureka Quartzite. Locally, the stratigraphic section has been repeated by thrust faulting as seen in the cross-section through the SSX mine in Figure 5.

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, and argillization. The rocks also exhibit hypogene and supergene oxidation and bleaching. The most importation alteration types relative to gold deposition are silicification, remobilization and redeposition of organic carbon and decalcification.

Figure 3: General Geology Map of the Jerritt Canyon District

Paleozoic Western Facies
Paleozoic Eastern Facies
Tertiary Volcanics
Quaternary Basin Gravels
Faults
Dikes
Wright Window
Murray Mine
Saval
Smith Mine
SSX/Steer Mine
Starvation Canyon

SRK Consulting
Engineers and Scientists

FILE NAME: Fig 5-1.dwg

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

GENERAL GEOLOGY MAP OF THE JERRITT CANYON DISTRICT

DATE	APPROVED	FIGURE
April, 2006	AK	5-1

Figure 4: Stratigraphic Column of the Jerritt Canyon District

WATERPIPE CANYON FM.
SNOW CANYON FM
Osc
M?wp
Roberts Mountains Thrust
WESTERN FACIES
Roberts MTNS. FM.
DSrm
Saval Discontinuity
Eocene Dike
HOST ROCKS
HANSON CREEK FM.
SOhc
50 m
EASTERN FACIES
Pennsylvanian Dike
Eureka Quartzite
Oe

SRK Consulting Engineers and Scientists	QUEENSTAKE RESOURCES, LTD.	STRATIGRAPHIC COLUMN OF THE JERRITT CANYON DISTRICT
SRK JOB NO.: 148000 FILE NAME: Fig 5-2.dwg	JERRITT CANYON MINE	DATE: April, 2006 / APPROVED: AK / FIGURE: 5-2

Figure 5: Typical Cross-Section through the Jerritt Canyon District

N70W
S70E
7500
6500
5500
4500
3500
2500
SP-246C
SP-235C
Osc
SSX
DSrm
SOhc (1-3)
SOhc (4-5)
Oe (Qtzite)
Op? (L.S.)
Op? (Arenite)
EFL

SRK Consulting
Engineers and Scientists

QUEENSTAKE RESOURCES, LTD.

JERRITT CANYON MINE

TYPICAL CROSS-SECTION THROUGH THE JERRIT CANYON DISTRICT

Date	Approved	Figure
April, 2006	AK	5-3

Exploration

The Jerritt Canyon district was explored by prospectors looking for antimony in the early 1900’s. FMC Corporation, exploring for antimony in the 1970’s, discovered gold occurrences similar to those in the nearby Carlin trend. In 1976, FMC, then known as Meridian Mining, formed a joint venture with Freeport Minerals to explore and develop the deposits. Mining commenced in 1981 with the North Generator open pit.

Since then, the operators of Jerritt Canyon have conducted exploration programs for the identification and development of new mineralized areas. Several open pit deposits were discovered, developed, and mined during the 1980’s and 1990’s, including North Generator, Alchem, Marlboro Canyon, Burns, Steer, Saval and Dash. Underground targets were also identified, and the first to be exploited was the West Generator underground deposit in 1993. The Murray deposit, originally discovered by condemnation drilling, has produced over 1 million ounces. The SSX deposit was discovered in the early 1990’s by geologists following the structural trends between Burns Basin and California Mountain open pits. The SSX mine has also produced over 1 million ounces. The MCE, Smith, and Steer extension of SSX are more recent discoveries.

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970’s. In the last few years until Queenstake’s acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the range were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon. Queenstake has increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality so that a portion of it was included in the end of 2005 reserves. Additional drilling at Starvation Canyon in 2006 and 2007 was targeted toward further definition and expansion of the resource.

Queenstake has carried out an aggressive program of exploration since its acquisition, with the following footages drilled in the past four years of its ownership of the property:

  2003:          280,151 feet of underground and surface RC and Core Drilling;

  2004:          710,896 feet of underground and surface RC and Core Drilling;

  2005:          450,694 feet of underground and surface RC and Core Drilling;

  2006:          396,063 feet of underground and surface RC and Core Drilling, and

  2007:          467,242 feet of underground and surface RC and Core Drilling..

Queenstake continues to evaluate its landholdings with the objective of focusing future exploration and drilling the most promising areas both near and away from the existing mines.

Mineralization

SSX Mine

The drift connecting the SSX and Steer mines was completed in the latter half of 2005 and the mines have been operated as a single unit referred to as the SSX complex since then. In 2007 a drift out to the Saval III portal was completed allowing access to the resource extending in the pit wall.

The SSX deposit was discovered in the early 1990’s following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest trends from the Steer/Saval deposits. Mining started in 1997, and SSX has been the main ore producer for the last few years.

Mineralization at the SSX mine occurs mostly in the micritic unit III of the Hansen Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hansen Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at SSX. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hansen Creek Formation. The intersection of the northeast and west-northwest structural trends remain a primary target for resource expansion. The westward extension of the South Boundary Dike and the West Mahala resource to the east represent exploration opportunities.

Gold mineralization in the Steer portion of the SSX complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hansen Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hansen Creek units III and IV and occasionally follow the structures up through the Hansen III. Both within the Steer portion and the western side of SSX several low-angle features have been observed. These features are at least partly responsible for the gold mineralization at the contact of the Hansen Creek Units III and IV.

In the eastern portion of the Steer area, high-grade mineralization is associated with the Husky fault, a major northeast trending normal fault with at least 300 feet of normal dip-slip displacement to the southeast. Major northwest trending dikes appear to have locally compartmentalized high-grade mineralization. The intersection of these dikes with the Hansen III unit and the Husky fault and its related structures offers excellent exploration potential. One of these dikes is interpreted to be the western extension of the South Boundary dike, which is an important ore-controlling structure at the SSX mine to the east.

At Steer and SSX the structural intersections are the primary targets for resource expansion, as well as the westward extension of the South Boundary dike. In the eastern part of the SSX complex, the West Mahala mineral resource remains an excellent exploration opportunity.

Smith Mine

The Smith Mine, accessed from the Dash open pit, was started in 1999 as the pit was being mined out. The Smith Mine complex consists of several distinct areas that are accessed from the Smith portal, as well as an area to the east, East Dash, that will be accessed from a separate portal in the Dash pit. During 2006 the portal was developed to access mineralization in the east highwall of the Dash pit.

Gold mineralization in the main Smith, Mahala, and West Dash deposits is associated with the northeast trending Coulee Fault and west-northwest trending faults and dikes. In Zone 1, high-grade gold mineralization is hosted in the upper and middle portions of the Hansen Creek Formation unit III within a northwest trending horst block between the South Graben fault and the 170 fault. Mineralization in Zones 2 and 3 is directly associated with west-northwest trending dikes. High-grade mineralization occurs within the Hansen Creek units II and III along the steeply dipping dikes. Lesser amounts of mineralization exist at higher levels where the dikes intersect favorable beds in the Roberts Mountains Formation. An exception to the tight elevation controls on mineralization is at the intersection of the west-northwest trending dikes and Coulee fault. Here, high-grade mineralization blows out into the Hansen Creek unit III along the west plunging intersection of the dikes and the fault for a down-dip depth of 600 ft.

Gold mineralization in the Mahala area is spatially associated with the west-northwest trending Mahala fault and associated dikes and favorable ore-host stratigraphy including units II and III of the Hansen Creek Formation and lower beds of the Roberts Mountains Formation. Mineralization at East Mahala occurs primarily in broad, SE-dipping lenses in Roberts Mountains Formation in the hanging wall of the Coulee Fault

The B-Pit deposit occurs as gently dipping, thin lenses of mineralized material north of the main Smith deposit. Three of the four lenses occur are stratigraphically bound within the Roberts Mountains Formation. The fourth lens occurs at the top of the Hansen unit III in the wall of a NW-trending horst block just to the south of the other three zones.

The West and East Dash deposits occur at the extreme ends of the west-northwest trending Dash Fault system which formed the mineralization mined in the Dash pit. The West Dash deposit occurs at the intersection of the Coulee fault and the west-northwest trending Dash fault. Most gold mineralization at West Dash occurs in fault-bounded slices of Hansen Creek unit III with minor amounts in the overlying Hansen Creek unit II and Roberts Mountains Formation. West Dash is accessed through the Smith Portal. The East Dash deposit lies to the east of the Dash pit. A portion of this deposit has been accessed by a small portal in the pit. At East Dash, most gold occurs in two lenses parallel to the Dash Fault and dipping to the northeast. The largest lens is about 1,100 feet and is 15 feet to 25 feet thick. The north edge of the lens seems to be bounded by a steep east-west trending fault that is locally mineralized with high-grade material. The second lens is smaller at about 350 feet across, but much thicker, up to 120 feet.

In 2007, surface and underground drilling along the western extension of the Coulee and Mahala Dike Trends, revealed additional mineralization which was brought into the resource category during the year.

Murray Mine

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hansen Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hansen Creek Formation. It was originally discovered by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west -northwest and dipping 50º to 60º to the northeast. Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurred within calcareous siltstone beds of the Roberts Mountains Formation. Zone 7 and the main Murray have been largely mined out, with remnant pockets of mineralization remaining.

Zone 9 mineralization is located immediately west of the main Murray deposit and is associated with a westward projection of the New Deep Fault and several northeast trending faults. It was the focus of drilling campaigns in 2002-2005. Although there was no additional drilling in this resource it was removed from reserves in 2006 because of economics and possible water issues. It consists of two separate areas, a relatively flat-lying zone at the base of the Roberts Mountains Formation and a main zone which is associated with the New Deep fault. Mineralization is hosted by the Hansen Creek III which is locally overlain by the Snow Canyon Formation

Starvation Canyon

Mineralization at the Starvation Canyon project occurs at the Hansen II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone of the Hansen Creek III, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hansen Creek II, but these are rare. Drilling in 2007 has further defined the resource at Starvation, along its outer edges as well as the internal grade distributions and higher angled structures. In particular, core drilling had an impact as sample recovery increased.

Additional exploration potential exists to increase the resource of the presently known mineralized zones. The southern margin and the western extensions of the western zone have expansion potential along approximately 600 feet of strike length. The northwest structure that appears to be the primary control for the Starvation Canyon resource has potential for additional clusters of mineralization both to the northwest and southeast.

Saval

Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in favorable Hansen Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series of west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southeast. Ore zones were mostly formed in Hansen III host in the vicinity of structural intersections, often forming relatively steep, narrow, plunging orebodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 pit dike in several locations, most prominently in the Saval 3 pit and in the north part of zone 5 at SSX. Except at the Saval 4 deposit, most economic zones in the Saval basin area have been mined out leaving relatively small mineralized zones in difficult-to-access pit walls and bottoms. During 2006 access to a small resource in the highwall of the Saval 2 pit was completed with a small amount of production. A small reserve is being carried in the highwall of the Saval 2 pit in 2008.

At Saval 4, a significant gold zone has been identified that can be mined from underground with hillside access. A small pit was excavated during 2006 to allow for a portal. This excavation occurred in mineralized Roberts Mountains formation with 2,050 ounces stockpiled. In this zone, relatively steep, confined, and vertically extensive high-grade ore-bodies have formed within the Saval horst beneath a splay fault of the large Sheep Tank fault. It is interpreted that the intersection of the west-northwest trending faults that bound the horst interact with northeast trending faults, forming structurally prepared ore hosts along their intersections. Additional mineralized zones form on the flanks of the horst where it intersects the NE-trending structures. Most notable is a high-grade zone directly in the Sheep Tank fault just to the north of the main pod. Thinner mineralization occurs near the top of the horst along its south bounding fault. Excellent opportunity exists for local resource expansion of the main pod and in the flanking fault-hosted zones with close-in underground drilling after mining has begun.

Other Reserve/Resource Areas

Wright Window Pit

The Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hansen Creek Formations along the Saval Discontinuity. Mineralization occurs on two zones; the west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade east area is about 200 x 300 feet wide and 45 feet thick.

Pie Creek Resource

Potentially economic gold mineralization occurs in a series of near-surface zones in the head of the Pie Creek drainage on the east flank of Wheeler Mountain. Indicated and Inferred resources have been modeled and are shallow enough, at a depth of 200 feet, for consideration of open-pit mining. The main pod is about 800 feet long, dips moderately to the southeast at about 300, and is 20 feet to 45 feet in cross-sectional thickness. Mineralization is hosted in the top of unit III of the Hansen Creek Formation and is probably controlled by northeast trending faults. Three other smaller pods near the main pod are similarly in the top of the Hansen III, but strike northwest, dip moderately to the north, and are probably controlled by local faults of similar orientation. The main pod mineralization occurs between two of the mineralized northwesterly cross structures.

Drilling

Numerous drill campaigns have been executed at Jerritt Canyon since its discovery in the 1970’s. Exploration drilling programs typically consist of RC drilling at about 200 foot centers, the spacing is then reduced to about 140 feet and finally, to 100 foot centers or less. Surface core drilling typically makes up about 5% to 10% of the total drilling. At the underground mines, definition drilling consists of core drilling on 50 foot centers from underground stations, using NQ sized core which is 1.875 inches in diameter. Underground RC drilling (Cubex) is used for resource confirmation and is drilled on 20 to 40- foot centers. RC holes are generally less than 150 feet in length, but can be as long as 300 feet. Underground production sample drilling consists of Cubex and rotary percussion drilling (Solo and Secoma). Holes are generally short, less than 60 feet, and are drilled on center as close as 10 to 20 feet. The vast majority of drillholes, except the production holes, are measured for downhole deviation.

Tens of thousands of holes have been drilled on the property over the years. The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 5,500 holes with more than 1.40 million feet; the SSX mine has nearly 18,500 holes with 2.6 million feet of drilling.

Drilling at Jerritt Canyon for the last seven years is shown in Table 3. Drilling in 2000 through 2002 was conducted by the former owner, and drilling from 2003 to present was conducted by Queenstake.

Table 3: Jerritt Canyon Drilling (2000 through 2007)

Year	Surface RC		Surface Core		UG Core		UG RC		Production
	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2000	378	444,795	2	*	292	75,799	**	**	4,982	204,182
2001	59	65,450	0	0	268	86,134	914	112,129	5,086	349,157
2002	27	18,905	0	0	186	53,940	2,939	245,536	3,593	135,824
2003	108	47,277	0	0	119	41,458	2,057	191,416	3,643	141,218
2004	377	300,226	34	21,212	297	126,091	2,643	263,367	2,739	108,780
2005	126	101,413	4	1,403	179	80,251	2,618	267,627	2,414	94,793
2006	155	135,940	0	0	125	53,985	2,160	206,138	724	28,251
2007	220	216,592	15	12,495	44	20,580	1,808	178,625	1,035	38,950

*2000 surface core footage is included with surface RC
**2000 underground RC drilling is included with production drilling

Sampling and Analysis

Surface Drilling - Reverse Circulation Drilling

Surface exploration drilling programs at Jerritt Canyon consist predominantly of reverse circulation (RC) holes, with some surface core drilling. The drilling is conducted by a contract company and downhole surveys are taken by a contractor using a gyroscopic instrument. Collar locations are surveyed by a contracted survey company and/or in-house surveyors.

The surface RC holes are 5.5 inches in diameter and are sampled on 5 foot intervals, according to a protocol established by Queenstake.

Surface diamond drill core is HQ-sized (2.5 inches), unless it is necessary to reduce to NQ for completion of the hole. Surface core is logged for lithologic information and for geotechnical data according to the Jerritt Canyon logging manual at the logging facility. Surface core is split or cut with a diamond saw or hydraulic splitter and half of the sample is sent to the lab for analysis.

Underground Drilling

Drill hole spacing is targeted at 30 to 50 foot centers throughout the deposit. The attitude of the drill hole can be at any inclination to the mineralized unit although it is preferred to be as close to normal to the ore-controlling structures as possible. Collars of all drill holes are surveyed and the orientation of the holes is determined. All of the holes are surveyed by using a down-hole survey instrument (tropari or Flexit) or by a contract survey crew to measure the hole deviation. All of the collar and downhole surveys must pass quality assurance scrutiny by the site geologist prior to loading the data into the database. Only the actual data taken from the drillhole survey is used. Any projections of the survey beyond the length of the hole when surveyed are discarded. On rare occasions the collars are lost prior to collar or down hole surveys being completed; in this case the planned coordinates and hole orientation are used. However, when geological interpretation is done this factor is heavily considered in determining the validity of using the data from these holes.

Production Samples

  Percussive drills (Solo, Airtrack, Secoma and others) are the dominant type used for collection of sludge samples over one rod length or six feet for final definition of the ore zones. It utilizes a rotary percussion drill with 3 inch diameter bits. Cuttings exit the hole via the annulus and are collected in a tray placed beneath the collar of the hole. These holes are drilled no longer than 60 feet in length due to hole deviation and downhole sample contamination issues. The hole and tray are cleaned prior to continuing the drill hole an additional six feet. Collar locations are surveyed but a downhole survey is not generally done. Some twinned data collected in 2001 suggests that there is a greater potential for these holes to have down-hole contamination beyond 36 feet depending largely on the orientation of the hole. For this reason the length of these holes has been decreased in the past few years. These drills are used for definition drilling at Murray and to a much lesser extent at SSX and Smith Mines;

  Jumbo drill holes and jackleg holes are drilled for ore control only. This data, when collected, is used to help determine ore waste determinations but is not loaded into the database;

  Selective rib and/or face samples are also used to help determine the ore boundaries and for grade control. They can be used to support the constrained ore boundary and in some cases at SSX are used to help estimate the block model grades; and

  Cubex drills are sometime used for production drilling.

Truck Samples

At all the underground mines each haul truck is sampled for grade control purposes. The samples consist of grab samples taken over the entire load by the truck driver. Samples are placed in bags with pre-attached bar code numbered tags and transported to the Jerritt Canyon lab. Truck sample assays are cut by 8% which is a factor that has been determined through mine to mill reconciliation. The grades are used to state mine production.

Sample Preparation, Analyses and Security

Jerritt Canyon Laboratory Procedures

The mine utilizes the Jerritt Canyon laboratory for analytical work on the underground samples with check samples sent to ALS Chemex for comparisons. The samples for most of the surface drilling in the West Dash resource area in 2006 were also analyzed at the Jerritt Canyon facility. The assay lab is located in a separate building close to the ore processing plant. The laboratory has all the normal sample preparation equipment and facilities. The laboratory operates continually with a crew of 16 and performs about 500 fire assays per day with a 24-hour turn around from receipt of sample to reporting of assays.

Sample Preparation

All of the underground samples received at the Jerritt Canyon assay laboratory arrive with bar coded labels. The labels match drill logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar codes are scanned into the LIMS and assay lots are auto-created. The surface drillhole samples are labeled on the sample bag which are then logged into the LIMS system by the lab technicians. All logged samples dry for four to six hours at 325°F prior to prepping.

A rotary (automatic) 1:4 split (50 rotary cuts minimum) follows first stage crushing. Core samples first stage crush to 99% -1 inch prior to split; all other types are typically –1/2 inch prior to first stage split. Second stage crushing (99% - 3/8 inch) automatically passes through a rotary splitter (50 cut minimum). The assay split is then pulverized in a plate mill to 95%-150 mesh (Tyler) and blends for five minutes on a rotary blending wheel. The samples are placed in bar coded sample cups and transferred to fire assay.

Jerritt Canyon Lab Fire Assay Procedures:

A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux. Each sample is weighed at one assay ton. Of 24 samples on each tray, one is a repeat sample, one is a standard, one is a blank, and one is a blind standard inserted into the sample stream by the geology department. The samples are fired by the method of fusion/cupellation, with a gravimetric finish. The balance used for the final weighing is a Cahn C-30 microbalance that is serviced and calibrated on a semi-annual basis by Microlab Services.

The laboratory in-house QA/QC procedure for checking the accuracy of the Jerritt Canyon lab consists of submitting saved duplicate samples of the mill feed and tail daily samples to outside labs for comparison. These samples are submitted on a weekly basis to either Rocky Mountain Geochemical or Chemex Laboratories. The data is compiled from the Jerritt Canyon daily assay sheet and compared with the results from the two outside labs. The results of the comparison are entered into a statistical program and a running check is maintained on the data.

Commercial Laboratories

Surface RC and diamond drilling are sent to ALS Chemex and American Assay. Samples above 0.100 opt gold are routinely fire assayed with a gravimetric finish. Blanks, standards, and pulps are routinely inserted into the sample stream for QA/QC, and check assays

The Geology Department at Jerritt Canyon has established laboratory quality assurance/quality control procedures as follows:

Jerritt Canyon Laboratory

  One standard sample per 20 samples;

  One blank sample, consisting of silica sand, per drillhole;

  One pulp of a previously assayed interval is inserted into the sample stream at the geologist’s discretion; and

  Check assays consist of coarse rejects and pulps (one sample for every twenty over 0.01 opt and one in ten over 0.07 opt) sent to a commercial laboratory, generally ALS Chemex.

Commercial Laboratory

  One standard sample in each batch of samples. A batch contains 40 samples in most commercial labs;

  One blank sample of silica sand per hole, inserted at the beginning or end of hole, or after a mineralized zone;

  A duplicate sample consisting of a pulp of a previously assayed interval may be used as a substitute for the regular standards; and

  10% of the samples that have a value greater than 0.07 opt gold, and 5% of samples between 0.01 opt and 0.07 opt gold are submitted to a second lab for check analysis.

The standards have been prepared from Jerritt Canyon mineralized rock and have several different gold values. Samples that were used throughout the year include High with a value of 0.268 ounces per ton (opt), JCQ01 with a value of 0.117 opt, JCQ02 at 0.256 opt, JCQ03 at 0.051 opt, and JCQ04 at 0.120 opt. Results from the standards or duplicates are reviewed by geologists. If there is significant deviation (generally allowance are between 10% and 20%) from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired again until assays are matched. The results from these analytical determinations are available in the QA/QC section below.

SRK reviewed the Jerritt Canyon assay QA/QC data for 2007 and finds the results within industry standards. Various graphs representing the results of the QA/QC program are located in Appendix B.

Data Verification

The Jerritt Canyon mine has tens of thousands of drillholes throughout the land package in the active mines, mined out areas, and exploration targets. Over the years the property has been the subject of many audits in which data verification procedures were carried out.

The geology department has largely completed the task of storing drillhole logging information and assay data into the AcQuire database package. Assay data is directly downloaded from the lab (both commercial and Jerritt Canyon’s) and goes through automatic and visual validations before being recorded, thus eliminating data entry errors.

It is SRK’s opinion that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of resources and reserves.

Mineral Processing and Metallurgical Testing

The mineral processing operation at Jerritt Canyon is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores. Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores. In 1989, the roasting circuit was added to the process for the treatment of highly refractory ores which are now being mined and processed at Jerritt Canyon.

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

  Primary crushing;
  Secondary crushing;

  Fine ore drying;
  Tertiary crushing;
  Dry grinding;
  Roasting;
  Carbon-in-leach (“CIL”) with cyanidation and carbon adsorption;
  Carbon stripping;
  Carbon reactivation;
  Merrill-Crowe process using zinc cementation of gold and silver;
  Precipitate refining;
  Oxygen plant; and
  Tailing impoundment.

Table 4 contains historic production and cost data for the Jerritt Canyon processing plant as well as the budgeted figures for 2008. The Jerritt Canyon process plant operated at only 80.5% of its budgeted ore production rate in 2007 due to pinion and bullgear problems with the grinding mill and air permit limitations. The pinion was replaced in first quarter 2006. Queenstake replaced the bullgear in June 2007. The production numbers in the 2008 budget reflect the lower production for the first half of 2008 due to air permit limitations, and full production for the second half of the year.

Table 4: Jerritt Canyon Historic and Budgeted Process Production and Cost Data (1)

Operating Data	Units	Actual 2003	Actual 2004	Actual 2005	Actual 2006	Actual 2007	Budget 2008
Production Data
Tons Processed:
Annual	000’s tons	1,496	1,305	1,107	974	968	1,317
Daily Average	Tons	4,100	3,578	3,033	2,667	2,652	3,607
Ore Grade	oz Au/ton	0.228	0.214	0.215	0.211	0.181	0.129
Recovery	%	88.4	87.0	86.5	86.2	88.1	89.0
Gold Production (1)	000’s oz	302	243	203	170	176	170
Cost Data
Annual Total Cost	$000’s	25,182	28,523	26,539	29,602	35,271	35,903
Unit Processing Costs:
	$/ton
Ore	Milled	16.83	21.86	23.97	30.41	36.43	27.27
Gold	$/oz Au	83.36	117.22	130.79	157.25	200.81	100.48

(1) Includes purchased ores for actual 2007 and budget 2008.

In March 2006, an agreement was reached between Queenstake and Newmont Canada Limited (Newmont) whereby 500,000 tons of ore per year from Newmont operations will be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement is in effect for two years with an option for three additional years. These additional tons bring the processing plant closer to full capacity and have a significant impact in reducing the process operating costs per ton of ore which is reflected in Table 4.

Queenstake forecasts 2008 gold production to be approximately 102,000 ounces from Queenstake ores and an estimated 68,000 ounces from toll milling ores. Meeting these production forecasts depends on the Jerritt Canyon processing facility meeting NDEP requirements for startup and continued operation at the assumed processing rates. Toll milling of ores is tonnage based and thus Queenstake can only estimate these ounces.. The average gold recovery is forecast to be 89% for 2008.

Mineral Resource and Mineral Reserve Estimates

At Jerritt Canyon, most gold mineralization occurs within lenticular bodies with relatively sharp hang-wall and foot-wall boundaries. In order to better model this type of mineralization, detailed wireframe solids based on geologic and grade continuity (roughly 0.15 opt Au and above) are created with Minesight software for individual zones. The wireframes are built using assays of similar value that also show geologic continuity along known ore controls. More accurate targeting of economic material for excavation with reduced dilution has been the result. This method is employed at all of the development projects and most new areas of the active underground mines. Mature, mostly-depleted portions of the active mines do not use wireframes, but rely on outlines drawn by the geologist in plan view to define a grade shell with geologic constraints.

The drillhole database is divided into the separate resource areas and composited separately. The underground areas are composited into the predominant sample length, generally 5 foot downhole composites starting at the top of the drillhole. The areas that are more amenable to open pit mining are composited into 20 foot lengths starting at the top of the drillhole.

The tonnage factor used for all Jerritt Canyon ore is 12.6 cubic feet per ton. The factor is based on testing done in 2000 at the University of Nevada, Reno and Chemex lab on a total of 67 samples. The weighted tonnage factor returned on the samples was 12.616. Since then 50 samples from Smith Zone 4 (Mahala) and 5 from Steer were analyzed by Zonge Engineering and Research of Tucson, Arizona. The average for Smith Zone 4 was 12.45 cubic feet per ton, which is slightly heaver than the average used for all the mines and the average for Steer was 13.0 cubic feet per ton, which is slightly lighter. Additional tests were done in 2005 on 22 ore grade samples and 24 waste samples from Starvation Canyon. The results were 11.8 cubic feet per ton for the ore grade samples and 12.2 for the waste samples, both of which are heaver than the 12.6 average used at the mines.

Three methods of resource estimation, including Probability Assigned Constrained Kriging (PACK), Inverse-Distance Weighting (IDW), and Block-Polygonal, are employed at Jerritt Canyon. Each resource area is initially interpreted and grade estimated using Mintec Minesight software and subsequently exported to Maptek Vulcan software for engineering design and reserve tabulation.

Most of the areas with active underground mining utilize the PACK method. Development projects and some zones near current mining with wider-spaced drilling are modeled with the Inverse-Distance –Weighting method. A few projects with limited drilling use the Block-Polygon method.

  Probability Assigned Constrained Kriging (PACK) is a geostatistical method applied to most reserve areas at Jerritt Canyon. Detailed indicator and gold grade variography is developed for each zone or structural domain interpolated with the PACK method. In areas modeled by PACK, blocks within constraining wireframe solids and interpreted geologic plan-oriented strings are modeled separately from exterior blocks, using composites within the wireframes. Exterior blocks are interpolated in a separate pass using exterior samples. The percentage of model cells that reside within the wireframes is recorded and used for resource tabulation;

  Inverse-Distance Weighting (IDW): This method is used in several resource and reserve areas where drilling is too widely spaced to derive variography necessary for interpolation with the PACK method. In areas where lenticular mineralized bodies have been identified, a wireframe is constructed based on geologic and grade continuity. Similar to the PACK method described above, model cells interior and exterior to the wireframes are interpolated separately using only interior or exterior drillhole samples respectively. The percentage of model cells that reside within the wireframes is used for resource tabulation; and

  Block-Polygon: A method utilized in some of the resource areas where drill hole spacing is insufficient to conduct mine planning and reserve estimation. It employs a nearest neighbor two-dimensional search without constraining interpretive envelopes.

The PACK method consists of dividing the deposit into low-grade and high-grade probability zones and then estimating the gold grade within each of the zones separately. The methodology is summarized below:

1.	The deposit is divided into geological or structural zones within which the geostatistical parameters are expected to be the same.

2.

Low-grade and high-grade thresholds are chosen based on the cumulative frequency plots of the sample data. The typical low grade threshold is 0.03 opt and the high-grade threshold is typically 0.15 opt.

3.

For each threshold, composites are assigned indicator values and indicator variograms are calculated from the composite indicators. The block indicator values are estimated by kriging. The block is designated as being within a low-grade envelope if the low-grade indicator is greater than 50% and the high-grade indicator is less than 50%. The block is considered high-grade if the high-grade indicator is greater than 50%.

4.	The composites are back-coded from the model as being low-grade or high-grade, and variograms are calculated for both classes.

5.

Gold grades are estimated for the high-grade blocks using only composites within the high-grade envelope, and likewise, gold grades are estimated for the low-grade blocks using only composites within the low- grade envelope.

Refer to the Table 5 below for a listing of resource estimation methods by project.

Table 5: Jerritt Canyon Resource Estimation Methods by Project

Deposit/Area	Interpolation Method
Mine Areas	PACK
Murray	PACK
Murray Zone 9	PACK - IDW
SSX	PACK – IDW in inferred shapes (Steer)
Smith	PACK – IDW
Smith East	IDW – PACK
Saval	IDW - PACK
Starvation	IDW
Wright Window	PACK – IDW
Resource Areas
Burns Basin Pit	IDW
California Mtn. Pit (Next)	POLYGONAL
Coyote Zone 10 Pit	IDW
Pie Creek Pit	IDW
Road Canyon Pit	IDW
Mill Creek	IDW
Burns Basin	IDW
California Mtn.	POLYGONAL
Coyote Zone 10	IDW

Deposit/Area	Interpolation Method
MCE	PACK
Waterpipe II	POLYGONAL
West Mahala	IDW
Winters Creek	IDW

Most of the reserve and resource areas are built with 15 x 15 x 15 foot blocks, with the exception of the Murray mine where 5 x 5 x 15 foot blocks are used. Starting in 2005, production models using a block size of 5 x 5 x 5 feet were utilized at the Steer mine and portions of the SSX and Smith mines in order to better delineate ore boundaries, and thus reduce dilution. Although these smaller blocks are used, the geologic/grade shapes are drawn to at least the smallest practical mining units (SMU), usually at least 15 x 15 x 15 foot in size. For resource reporting conformity at the resolution of the 15 x 15 x 15 foot SMU, the production models are re-blocked to the 15 foot matrix prior to reporting. As expected, the result of the re-blocking of the 5 foot blocks into 15 foot blocks shows similar contained ounces for zones at lower grades while there is increase in tonnage and decrease in grade at higher mining-grade cutoffs.

Variography

There was no new variography run in 2007. All of the geostatistics used in this resource calculation were compiled from geostatistical analysis in previous years. Because of the mature nature of the resource in the areas that geostatical methods are used it is viewed that the new data would not have a significant impact on the variography. Therefore there was no change.

Definition of Resource Categories

For resource classification, blocks must lie within interpreted wireframes or grade shells and have demonstrated continuity of ore-tenor material (>0.15 opt Au) over multiple drillhole intercepts to be considered as Measured or Indicated resources. Measured classification requires a minimum of three drillholes, the nearest composite within 20 feet, and mining history in the immediate area. Indicated classification requires that the nearest composite be within 2/3 of the variogram range. Blocks with a distance between drillholes greater than 2/3 of the variogram range are classified as Inferred. All blocks outside interpreted wireframe shapes or plan strings are considered to be Inferred resources.

SRK finds that the resource and reserve models developed by Jerritt Canyon conform to the definitions set forth in National Instrument NI 43-101 in Sections 1.3 and 1.4 which classify the resource into measured, indicated, and inferred categories. The standards applied by Jerritt Canyon conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council August 20, 2000.

Mineral Resource Checks

SRK imported the Jerritt Canyon block models into Vulcan software and conducted a series of checks to reconcile the stated resource tons and grade with the actual block model grades and wireframes and grade shells. SRK also visually compared the block model grades against drillhole assay data.

SRK considers that the Jerritt Canyon block models have been constructed in compliance with accepted engineering practice and can be considered reasonable global predictors of resources within the modeled areas.

Mineral Resource Statement

The Jerritt Canyon mine resources, including reserves, as of December 2007 are listed in Table 6. The resources are contained within areas where mining is currently taking place or where mining is reasonably expected to take place in the future. The metal ounces are on a contained basis without adjustment for process recoveries.

Table 6: Jerritt Canyon Mineral Resources, Including Reserves - December 31, 2007

	Measured			Indicated			Measured + Indicated			Inferred
			Cont'd			Cont'd			Cont'd			Cont'd
Deposit/Area	Tons	oz/st	oz	Tons	oz/st	oz	Tons	oz/st	oz	Tons	oz/st	oz

MURRAY	155.8	0.310	48.3	26.6	0.269	7.1	182.4	0.304	55.4	90.4	0.228	20.6
MURRAY ZONE 9	0.0	-	0.0	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
SSX	1,815.3	0.255	462.5	746.1	0.269	200.7	2,561.4	0.259	663.2	959.2	0.236	226.6
SMITH	587.7	0.303	178.0	649.1	0.256	166.1	1,236.9	0.278	344.1	534.0	0.221	118.2
SMITH EAST	19.0	0.441	8.4	1,043.5	0.284	296.7	1,062.5	0.287	305.0	125.2	0.280	35.1
SAVAL	12.3	0.227	2.8	367.5	0.253	93.0	379.8	0.252	95.8	107.4	0.206	22.1
STARVATION	0.0	-	0.0	697.3	0.287	199.9	697.3	0.287	199.9	25.5	0.252	6.4
WRIGHT WINDOW	0.0	-	0.0	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3

Subtotal	2,590.2	0.270	699.9	3,838.8	0.270	1,037.2	6,429.0	0.270	1,737.1	1,922.4	0.232	446.2
Stockpiles	35.9	0.173	6.2	818.3	0.059	48.1	854.1	0.064	54.3	0.0	-	0.0

Pit Resources
Burns Basin Pit	-	-	-	29.7	0.134	4.0	29.7	0.134	4.0	-	-	-
California Mtn. Pit (NEXT)	-	-	-	8.0	0.115	0.9	8.0	0.115	0.9	-	-	-
Coyote Zone 10 Pit	-	-	-	0.0		0.0	0.0		0.0	20.1	0.104	2.1
Pie Creek Pit	-	-	-	190.2	0.157	29.9	190.2	0.157	29.9	28.3	0.142	4.0
Road Canyon Pit	-	-	-	148.6	0.143	21.2	148.6	0.143	21.2	74.3	0.131	9.7
Mill Creek				78.4	0.124	9.7	78.4	0.124	9.7	-	-	-

U/G Resources
Burns Basin	-	-	-	30.7	0.194	6.0	30.7	0.194	6.0	50.6	0.228	11.5
California Mtn.	-	-	-	32.1	0.377	12.1	32.1	0.377	12.1	9.4	0.330	3.1
Coyote Zone 10	-	-	-	45.2	0.212	9.6	45.2	0.212	9.6	2.7	0.184	0.5
MCE	-	-	-	4.4	0.201	0.9	4.4	0.201	0.9	7.8	0.189	1.5
Waterpipe II	-	-	-	0.0		0.0	0.0		0.0	37.4	0.206	7.7
West Mahala	-	-	-	197.5	0.218	43.0	197.5	0.218	43.0	129.6	0.206	26.7
Winters Creek	-	-	-	148.9	0.218	32.5	148.9	0.218	32.5	37.2	0.199	7.4

Total	2,626.0	0.269	706.1	5,570.9	0.225	1,255.0	8,196.9	0.239	1,961.1	2,319.7	0.224	520.4

SRK is not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socio-economic, or other issues that would affect the Jerritt Canyon operation. The mine has the permits necessary for operation.

Mineral Reserve Estimate

Essentially all of the current reserves at Jerritt Canyon are contained in deposits being developed and mined by underground methods. The exceptions include Wright Window which is planned as an open pit operation, Starvation Canyon which is a new underground reserve area, and the stockpiles reposing at the mine portals or remaining from earlier open pit extraction.

The previous sections describe the approach in evaluating mineralized boundaries and estimating gold grades within the overall resource envelope. In order to determine the portion of the Measured and Indicated resources that would qualify for Proven and Probable reserve status, it is necessary to configure the Measured and Indicated resources into mineable shapes for the selected mining method, and then apply economic tests for establishing validity that the reserve blocks will, indeed, show positive economics.

The economic exercise is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery has been relatively constant over several years of operations, and this value is projected at 89.0% going forward. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges and royalties.

The objective of this analysis is to derive a minimum gold grade in the ground that will just recoup the costs of production. Material not meeting this hurdle remains a resource, while blocks exceeding the minimum will be in the mining plan and will be extracted over time. It can be appreciated that the average grade of material mined and processed will be in excess of the minimum grade; thus these blocks will cover all variable production costs and will contribute toward fixed charges and profitability.

Incremental cutoff grades are sometimes employed where certain costs have already been expended (sunk costs), and the block now must cover only the remaining down-stream charges. An example is mineralized material which has been taken from underground and placed in stockpiles at a mine portal for assaying. Now that the drilling, blasting, loading and underground haulage have been expended, it may be possible that the rock contains sufficient gold to pay for surface hauling to the process plant, and the process costs as well, rather than being carried to a waste dump for disposal. An incremental cutoff grade calculation at this point will be lower than a breakeven grade, but this material should provide a marginal contribution to the operation as a whole.

The accepted formula for calculating a breakeven cutoff grade is given below:

Breakeven Cutoff grade	=	Total Costs of Production
(Gold Price – Deducts) x Process Recovery

Breakeven cutoff grades were calculated for each mine or material source and compared to those determined by Jerritt Canyon personnel. The costs figures are averages obtained for the entire year of 2007, with a modification for expected processing costs in the coming years. Process charges in the future assume full throughput for the plant using two roasters, and the processing of outside material stemming from an agreement between Queenstake and Newmont Mining Corporation for the purchase of up to 1,000,000 tons of mineralized material per year. Because management will be working both roasters (thereby reducing plant operating costs/ton), the benefits of this approach have been imputed in cutoff grade calculations.

The following parameters, shown in Table 7, have been used in determining the various cutoff grades. Excluded from costs are the district-wide exploration expenses and capitalized development charges.

Table 7: Jerritt Canyon Cutoff Grades Parameters

Gold Price Plant Recovery Refining Charges	$580/oz 89% $0.78/oz
Total Production Costs, Including Processing, $/ton
SSX	$112.21
Starvation	$108.44
Smith	$103.59
Saval 2	$112.21
Saval 4	$112.21
Wright Window	$47.68
Stockpiles	$34.39
East DASH	$111.59

Equating these parameters by the formula shown above, cutoff grades for the various sources of material can be calculated. These are presented in Table 8 below:

Table 8: Jerritt Canyon Cutoff Grades (December 2007)

Material Source	SRK Breakeven Cutoff, opt Au
Stockpile Direct	0.06
Stockpile Screened	0.07
Wright Window	0.09
Starvation Canyon	0.21
Smith	0.20
Saval 2	0.22
Saval 4	0.22
SSX Complex	0.22
East DASH	0.22

Production from the low-grade stockpiles can be either upgraded by screening and collection of the fines, or may be delivered to the processing plant in bulk. Because the mill will be operating at full capacity with the combination of Jerritt Canyon ore and purchased material, the stockpiles most likely will continue to be upgraded by screening.

In addition to the economic justification for the resource, factors for mining dilution and recovery need to be considered before the final mineral reserve statement is issued. At the Jerritt Canyon mines, where the ore is present as irregular pods, and the mining methods are typically sublevel or drift-and-fill stoping, any mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, slices or drifts are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore, so little dilution results. Within the secondary cuts, the walls and/or back are cemented backfill, which is stronger than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Jerritt Canyon engineers have developed a matrix for the different dilution factors based on experience with the various mining methods, and these are applied in calculating mineral reserves. All dilution material is applied at zero ounces per ton.

Table 9 presents historical and projected dilution factors for the underground operations. Wright Window will be a surface mine, and dilution should be minimal because of the ability to selectively mine based on blast hole analyses. Backfilled stopes can stand over substantial vertical heights. This situation allows the operation to recover nearly all the identified ore-grade material.

Table 9: Jerritt Canyon Dilution Factors

Mine*	Mining Method
	Rock Drift-and-Fill	Secondary Stope Drift-and-Fill	Sublevel Stoping
SSX Complex	10	10	10
Murray	10	10	10
Smith	10	7	7
Saval (projected)	10	10	10

* No dilution has been calculated for Starvation Canyon, but it is expected to be similar to SSX at the present time.

Mineral reserves are listed in Table 10, using the respective cutoff grades for each individual mine. It should be noted that the gold price of $580 per ounce is an approximate average of prices published during the past three-year period; i.e., from 2005 through 2007. During this time the price was on an upward trend and certainly the cutoff grades shown in Table 15 are high (conservative) as compared to those that would be calculated using more recent values. For example, the December 2007 price, was $220 per/ounce higher than the three-year average, and thus operational decisions based on short-term prices will allow more material to be recovered and sold at a profit than indicated in the reserve table.

Table 10: Jerritt Canyon Reserves – December 31, 2007

	Proven			Probable			Total
			Cont'd			Cont'd			Cont'd
Mine	ktons	oz/st	koz	ktons	oz/st	koz	ktons	oz/st	koz

Smith	92.5	0.304	28.1	861.6	0.280	241.4	954.1	0.282	269.5
SSX	513.7	0.221	113.4	386.3	0.232	89.7	900.0	0.226	203.0
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation	0.0	-	0.0	571.6	0.282	161.3	571.6	0.282	161.3
Wright Window	0.0	-	0.0	32.6	0.226	7.4	32.6	0.226	7.4
Sub Total	617.6	0.233	143.7	1,961.0	0.269	527.0	2,578.6	0.260	670.7
Stockpiles	35.9	0.173	6.2	540.8	0.075	40.4	576.7	0.081	46.6
Total	653.4	0.229	149.9	2,508.1	0.227	567.4	3,155.2	0.227	717.3

Mining Operations

Jerritt Canyon is an operating property with over 25 years of production experience, during which over seven million ounces of gold have been produced. The Jerritt Canyon mine complex consists of two operating underground mines located several miles west of the processing plant and administration facilities which are 50 miles north of Elko, Nevada.

All mines feed the same processing plant, with output from the underground operations and stockpiles totaling nearly 0.619 million tons during 2007. The producing properties, and their annual production rates, are given in Table 11:

Table 11: Jerritt Canyon 2007 Production

Property	Annual Production (tons)
SSX Complex	312,208

Smith Mine	117,394

Stockpiles and Cleanup	190,331
Total	619,933

The full processing plant has the capability of treating approximately 4,200 tons/day. This rate was quite attainable when the feed derived mainly from open pit operations, but has been a significant surplus when accepting material from underground mines simply because the total mine output cannot attain this daily rate. In early 2006 Queenstake entered into an agreement with Newmont Mining Corporation to purchase material delivered to Jerritt Canyon by Newmont, which would supplement mined ores feeding the roasters and thereby reduce certain unit operating costs. During 2007, Queenstake processed 348,197 tons of Newmont material.

The plant processed an average of 2,700 tons per day, or just under 0.97 million tons for the year. Plant capacity is limited to some extent by the “fuel content” of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Gold produced in 2007 was 175,646 ounces from 968,130 tons of processed ore and purchased material at a metallurgical recovery that averaged 88%.

The mines reported production of 429,602 tons of ore, along with 229,370 waste tons in 2007. The daily ore production rate calculates at almost 1,176 tons for the complex at an average grade of 0.294 opt. This tonnage figure was less than budgeted amounts of nearly 503,501 ore tons at a projected mined grade of 0.265 ounces/ton.

Problems with the ball mill resulted in diminished throughput for the initial six months of 2007 until a new bull gear was installed. For 2008, mine management is forecasting a total mill throughput of 1.3 million tons, including 371,000 tons of Jerritt Canyon ore at a grade of 0.303 opt, and 941,000 tons purchased from Newmont.

The mines are operated by trackless equipment. Electric drill jumbos are used in preparation for blasting, and front loaders excavate the broken material into diesel-driven Wagner or Tamrock underground mine trucks for hauling to a pad area outside the portals. Segregation of mined material is effected near the portals by placing the rock into several windrows; after dumping in a windrow the mine-truck operator collects a sample from his load for analysis. Assays from the laboratory then dictate whether that material is high-grade, low-grade, or waste; the latter is excavated and placed in a waste dump, whereas the two ore types may or may not be blended depending on analytical results, and taken to the process facility. Because of the distances from the several mine portals to the processing plant, large (150 ton) off-road haulers are used for surface ore transport. These haul roads appear to be well maintained, they are of adequate width for two-way traffic, and special effort is expended during the winter months to keep the roadways open from drifting snow.

Access to the underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. Typical openings measure 15 x 15 feet in cross section, although consideration is now being given to reducing some drifts to 10 x 12 feet in size to allow more selective mining and to reduce development costs. Ventilation is accomplished through the portal openings (intake air) and through a number of raise bores (exhaust air) six feet to eight feet in diameter that connect the underground workings to the surface. Certain of these raise bores also serve as emergency escapeways and are equipped with personnel capsules and hoisting equipment located on the surface.

Major mine openings are supported with bolts and mesh which seem to hold the back and ribs well. Ore is generally developed by drifting adjacent to the zone in more stable rock and then cross-cutting through the deposit at specified intervals. Drift-and-fill mining is practiced, with secondary openings either alongside a backfilled stope or underneath a previously-filled excavation. In the latter situation, cost savings are accomplished since the cemented fill does not require artificial support. Extraction of ore-grade material is near 100%, and mining dilution for the most part is confined to the stope fringes.

Each mine has its own batch plant located outside the mine portal. The backfill plants receive screened rock which is stored in bins adjacent to the fly-ash and cement tanks. These products are blended according to the backfill mix design, water is added, and the mixture placed into the underground ore haulage trucks for transport back into the mine stopes.

In addition to the backfill plant, the mines’ surface structures generally include a large, well-equipped maintenance shop, mine dry, and mine office building. The most recent additions were the administration and shop buildings located at the Steer portal which were constructed in April, 2005.

On February 22, 2008 Queenstake initiated a voluntary shutdown of operations in the mill and underground mines in order to undertake maintenance, repairs, and capital improvements at the site. These are expected to result in improved safety and environmental compliance as well as possibly increasing gold recovery and lowering operating costs.

Gold recovery in 2007 remained reasonably constant throughout the year and averaged 88.19% of contained metal delivered to the process plant (weighted by tonnage). Data were recorded by month, as shown below in Table 12:

Table 12: Jerritt Canyon 2007 Gold Recovery by Month

Month	% Au Recovery
January	84.85
February	85.13
March	86.95
April	87.52
May	89.10
June	88.55
July	89.76
August	89.32
September	89.90
October	88.20
November	88.60
December	89.00
Average (weighted by tonnage)	88.19

The average for 2007 is typical of process recovery attained in prior years, and is expected to continue into 2008, possibly at an improved rate because data suggest better recovery when processing Newmont rock.

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Demand is presently high with prices for gold showing a remarkable increase during the past year--London Final price averaged just over $695 /ounce for 2007.

Markets for doré are readily available. Jerritt Canyon ships its doré to the Johnson Matthey refinery in Salt Lake City, Utah.

Jerritt Canyon has a few operational contracts in place at the present time. Certain exploration drilling activities are under contract, and subsequent to initiation of the Redevelopment Plan in August, 2005 the Issuer contracted with Dynatec, Inc. for the purposes of mine development. Queenstake assumed full development control with its own workforce throughout 2007.

Environmental Issues

Environmental management systems are in place and there is a qualified environmental staff on site. Various mitigation programs are in effect as required under the several plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified.

Environmental liabilities at the Mine include:

  High sulfate and Total Dissolved Solids (TDS) in runoff from waste rock in the Marlboro Canyon rock disposal area (RDA). Three other RDA’s are exhibiting high levels of sulfate;

  Ongoing control and management of seepage from the tailings impoundment; and

  Air emissions from the processing circuit.

Waste Rock Runoff

Mitigation for this issue has been ongoing for a number of years and has been well-defined by Jerritt Canyon staff. Staff has worked with the Nevada Division of Environmental Protection – Bureau of Mining Regulation and Reclamation (NDEP-BMRR) to develop mitigation and monitoring plans.

The Mine has been working with the NDEP-BMRR to address runoff with high concentrations of sulfate and TDS from the RDA’s. The Mine installed a sulfate reduction trench in Marlboro Canyon to reduce the sulfate and TDS concentrations. The trench showed reductions in the concentrations but not to an acceptable level. Monitoring continued through 2007. This information is routinely reported to NDEP. Meetings/discussions with NDEP-BMRR have resulted in the need for Queenstake to look into other possibilities for sulfate reduction. The data from the Marlboro SRT and from the DASH RDA instrumentation project will be the basis for any new proposal. The discharge ultimately flows into Jerritt Creek which flows into Independence Valley through several ranch properties and infiltrates into the sub-surface. However, it should be noted that simple analyses downstream from the SRT show acceptable sulfate and TDS levels

Three other RDA’s are also exhibiting elevated concentrations of sulfate besides Marlboro Canyon. These are: Gracie; Snow Canyon; and, DASH. Under a schedule of compliance item within the Water Pollution Control Permit (WCPC), the Mine drilled three holes in the lower lift of the DASH RDA and one on the middle lift to assess the water flux and sulfate profile of the RDA. The lower lift of the DASH RDA is an unvegetated the angle of repose slope. NDEP-BMRR felt this angle of repose face was a significant contributor to the sulfate generation within the RDA. Preliminarily, this has not been borne out by the data.

Tailings Impoundment Seepage Control

During 2006 NDEP modified the water pollution control permit to include an evaporation pond for disposing of excess water from the existing tailings impoundment and to assist in the ultimate closure and reclamation of the facility. Due to the footprint of the evaporation pond, Queenstake had to plug and abandon some of the wells that make up the seepage remediation system (SRS), as well as a production well, and had to redrill/reinstall these wells at different locations, as approved by the NDEP-BMRR. All of these wells are now in place and are operational.

Air Emissions Violations

On February 15, 2007, the Nevada Division of Environmental Protection – Bureau of Air Pollution Control (BAPC) issued a Compliance Order to Queenstake. The requirements of the original Order have been fulfilled. A final order was issued in December of 2007, which requires submittal of two additional reports to NDEP-BAPC addressing continuous opacity monitors and measures required to address additional sources of leaks in the ore processing system. Queenstake has succeeded in correcting numerous items related to process fugitive emissions from the ore grinding circuit of its mill, required under the original order.

On March 10, 2008 the Issuer received two Orders from the Nevada Division of Environmental Protection-Bureau of Air Pollution Control (NDEP-BAPC). The first Order was a “Stop” order for the roasters and all support systems, which required the Issuer to shut down the roasters within 7 days, or by March 17, 2008. The Issuer had already, of its own accord, shut down operations at the site in order to address housekeeping and maintenance issues, some two weeks prior to the issuance of the “Stop” Order.

The second order was related to on-going concerns that NDEP-BAPC has had with regard to control and monitoring of air emissions related to the processing operations. This order has numerous requirements for the restart of the roasters, principally related to air emissions control, monitoring, and reporting. Additionally, the Order required Queenstake to conduct mercury speciation testing of scrubber discharges within 15 days of start-up after the instrumentation has been installed. Queenstake is planning to install a calomel-based scrubber system on the roasters to reduce mercury emissions in the future.

The Issuer is in discussions with NDEP-BAPC and expects a favorable resolution that will allow startup of the Jerritt Canyon processing facility in compliance with NDEP-BAPC regulations and requirements.

Reclamation Bond Cost

Approved reclamation and closure plans are in place and the Mine is concurrently reclaiming disturbance when possible. Reclamation, consisting of earthworks and reseeding, and closure of mine components, consisting of characterization and chemical stabilization, are among the most expensive activities that take place, especially as the operating income begins to wane. Mine staff and the USFS/NDEP update the reclamation bond on an annual basis. As of January 2007, the reclamation bond was estimated to be about US$39.4 million. The 2008 bond is in preparation.

Review of the 2007 bond indicated the amount is appropriate for mining operations of this size. Bond increases are a result of more surface disturbance, and increased unit costs (labor, equipment, and fuel costs). Queenstake has already funded the estimated reclamation and closure costs by placing US$26.5 million in a commutation account with American Insurance Group (AIG). Queenstake has a policy with the American Insurance Group (AIG) for a closure cost and cap insurance policy that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

Queenstake has filed suit in Denver, Colorado court against AIG for $US8 million reimbursement for the construction of the evaporation pond. The issue is whether the evaporation pond benefits current operations or if it is solely for reclamation and closure purposes. The matter went to arbitration in 2007, with hearings anticipated in mid-2008.

The evaporation pond is expected to favorably affect the reclamation bond by reducing the post-operational water management from six years to two years. NDEP will review the potential bond reduction after Queenstake operates the evaporation pond for a year to verify performance. The projected reduction is expected to be on the order of US$1.1 million per year.

Operating permits for the mine are in place and are presented in Table 13. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual MSHA refresher classes. In addition to MSHA classes, the Mine holds leadership classes for the supervisory staff. During these classes, supervisors are informed of their environmental responsibilities.

Table 13: Operating Permits

Permit/Approval	Granting Agency	Comments
Plan of Operations	USFS
Work Plans	USFS	Annual work plan submitted to USFS and NDEP
Clean Water Act Section 404 Permit	U.S. Army Corps of Engineers	Will be updating the existing 404 fieldwork and permit in the near future. There are no triggers requiring the update.
EPA ID Number	U.S. Environmental Protection Agency

The Mine, a large-quantity generator, has the typical hazardous wastes found at a mine such as cupels and crucibles. Seven to eight barrels of waste paint/solvents, a characteristic waste due to the flammability, are generated annually.

Air Quality Permit	Nevada Division of Environmental Protection (NDEP)/ Bureau of Air Pollution Control	The Mine has a current Title V air permit received in March 2004. A Compliance Order received in 2007, was finalized in December 2007r.
Reclamation Permit	USFS and NDEP/ Bureau of Mining Regulation and Reclamation (BMRR)

The bond estimate is updated annually with the USFS & NDEP. As of Jan 2007, the reclamation bond was estimated to be about US$39.4 million. The mine is currently in the process of updating the bond for the USFS & NDEP

Water Pollution Control Permit	NDEP-BMRR

One water pollution control permit covers the entire mine area. Two issues exist: the tailings seepage/chloride plume; and the high sulfate/total dissolved solids emanating from four rock disposal areas.

Underground Injection Control	NDEP/ Bureau of Water Pollution Control	Addresses dewatering water from the Murray and Smith underground mines.
Solid Waste Class III Landfill Waiver	NDEP/ Bureau of Solid Waste

The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are instructed during annual MSHA refreshers with regard to what is acceptable to dispose of in the landfill.

General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	An updated general permit was submitted to NDEP in Dec 2007 due to new permit requirements. No concerns were noted.
Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.
Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified
Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified
Liquefied Petroleum Gas License	NV Board of the Regulation of Liquefied Petroleum Gas	No concerns identified
Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and millsite. No concerns identified
Septic System Permit	Nevada State Health Division	The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified

The current closure cost estimate for Jerritt Canyon is approximately $30 million, assuming the work is accomplished by an in-house work force. The reclamation cost for the agency bond is somewhat higher at $39.4 million as calculated under the U.S. Forest Service bonding guidelines; this figure includes agency oversight and administration. Queenstake has a policy with the American Insurance Group (AIG) for a closure cost and cap insurance policy that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

Closure and reclamation will consist of the following actions:

  Open pits will be reclaimed by partially backfilling the pits with mine waste rock produced in the underground mining operations. Level areas in the pit bottom will be covered with fine-grained waste rock or growth medium and revegetated.

  Portals for the underground mines will be sealed by blasting, backfilling or bulk-heading. Raises extending to the surface will be backfilled. Regional groundwater levels are below the elevation of the mine portals or raises, therefore seepage from the mines is not expected.

  Waste rock disposal area will be left in a condition meeting slope stability requirements. Portions of the older rock disposal areas will be left with angle of repose side slopes that are covered with durable non-acid generating rock. Other rock disposal areas will have final slopes of 2.5H to 1V. Tops of the rock disposal areas will be graded to route surface water runoff away from rock disposal area slopes. Level surfaces of the rock disposal areas and the 2.5H to 1V side slopes will be covered with growth media and revegetated.

  Haul roads and access roads not included in the final site access requirements will be regraded to conform to the original ground contours and revegetated. It is understood discussion are currently in progress with the USFS to identify roads that will remain. Haul roads that may be left open will likely require some level of reclamation to reduce overall road width.

  Sediment control structures will be reclaimed by breaching ponds and basins after sediment and erosion control issues are controlled through reclamation of the areas draining to the structures.

  The tailings impoundment will be reclaimed by first removing free water from the pond through evaporation. The tailings surface will be allowed to dry to a consistency to allow operation of earth moving equipment and covered with 2 to 2.5 feet of material to grade the surface to drain and an additional 1.5 to 2 feet of growth medium placed for revegetation. Operation of the seepage recovery and pumpback system will need to continue for a period of time after the tailings impoundment is closed and seepage from the tailings ceases. It is assumed the recovered water will be managed by land application over the tailings impoundment area to assist in revegetation efforts and by evaporation.

  Spent heap leach materials from a leach pad adjacent to the tailings impoundment will be excavated and placed as fill for grading the tailings impoundment.

  Solution ponds associated with the heap leach pad and the processing plant will be reclaimed by removing solution from the pond, and disposal of all contained sludge in the tailings impoundment. Pond liners will be folded into the ponds and backfilled. Growth medium will be placed over the backfilled ponds and revegetated.

  Buildings and structures will be dismantled to the level of foundations and either salvaged or disposed of in an approved landfill. Process piping will be rinsed and neutralized. Disposition of underground piping is not specifically addressed, however SRK would assume it will be necessary to remove all piping.

As the mine progresses closer to closure, the overall detail of the closure plan may require refinement. The overall closure plan is considered by SRK to follow proven and accepted industry practices.

Taxes

Queenstake controls more than 119 square miles of ground encompassing the mine area proper and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

Some property is leased from landowners in the region, and a royalty is paid on production from these lands. In the future this amount will average approximately $1.91/recovered ounce.

Nevada does not apply a corporate income tax. Income tax is levied on the federal level. There is a modest sliding scale tax rate generally applicable to smaller operations, but given the size of the Jerritt Canyon activities, the rate is 34.5% of net income after all deductions have been taken. Queenstake has, in total, suffered a loss since acquiring Jerritt Canyon in mid-2003, and so no federal income taxes have been assessed.

Property taxes are assessed annually by Elko County on real estate and personal property controlled by Queenstake.

A sales tax rate of 6.5% is applied to all purchases within Elko County, and the state levies a 0.63% tax on gross incomes paid, less credits for certain health benefits for the workers.

Capital and Operating Cost Estimates

Jerritt Canyon is forecasting an expenditure of $58.5 million over the coming four-year period for mine-related capital items. These include the categories of: equipment, underground development, and mine facilities. The largest expenditure outlays will be for mine development at $22.5 million with an additional $5.2 million for mine equipment. Sustaining capital costs for the ore processing plant is budgeted at $17.1 million for upgrades to existing facilities. Sustaining capital costs for surface services and G&A is budgeted at $1.6 million. G&A sustaining capital at Jerritt Canyon is typically for the replacement of light vehicles and office equipment. Tailings impoundment capital is nearly $9.9 million. A breakdown by property is given in Table 14.

Table 14: Jerritt Canyon Capital Expenditures for LoM ($000’s)

Cost Center	Murray	SSX Complex	Saval 4	Smith	Starvation Canyon	Wright Window	Total
Equipment	0.0	0.0	0.0	1,075	4,117	0.0	5,192
Mine Development	0.0	3,492	1,238	14,478	3,243	0.0	22,451
Mine Facilities	0.0	0.0	0.0	0.0	2,224	70.0	2,294
Process							17,115
Surface Serv; Admn							1,560
Tailings Impndmnt							9,870
Total	$ 0.0	$3,492	$1,238	$15,553	$9,584	$70.0	$58,482

The operating costs per ton of ore for processing have steadily increased over the last 7 years from $15.67 in 2001 to $36.43 in 2007, primarily as a function of the production throughput and energy costs. Of this total, approximately 75% is for operations and 25% is for maintenance.

As previously noted, the budgeted processing costs for 2008 will be about $27.27/ton of ore, down from an actual 2007 cost of $36.43/ton of ore. The cost of $36.43/ton represents a reduced throughput capacity in early 2007 due to the impaired bull gear and pinion condition. Queenstake intentionally operated at a reduced grinding capacity to limit exposure to a total failure of these components. With the replacement of these components, milling costs are expected to be $27.27/ton. SRK has reviewed the projected 2008 processing costs, at the time of this writing, is reserving judgment as to whether they are achievable. Achieving them will depend on overcoming the effects of downtime experienced in early 2008 at the processing plant, the “stop” order received from NDEP and future air-quality testing results which presently limit throughput.

The anticipated operating cost for the next three years is $97.58 ton of ore as shown in Table 15. The lowest per-ton costs are associated with the direct and screened stockpiles, since these sources do not bear future mining charges nor assigned royalty payments. Wright Window is a small area that will be surface mined, and so the unit costs are significantly less than for an underground operation. The remaining sources of feed material derive from underground and have varying estimated costs depending largely on ground conditions and the need to backfill for support. The highest-cost mining occurs in the Smith, Saval 2, and Starvation Canyon mines.

Table 15: Jerritt Canyon Operating Costs for LoM per Ton of Ore in Constant First Quarter 2008 Dollars

Description	LoM Value
Mining	$37.46
Backfill	$7.20
Expensed Waste	$9.13
Surface Services	$11.18
Processing	$27.27
Site Administration	$5.33
Total	$97.58

Economic Analysis

SRK has reviewed the internal life-of-mine (“LoM”) technical and financial model prepared by Queenstake for Jerritt Canyon Mine.

The LoM plan, technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the OSC. These forward looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially.

LoM Plan and Economics

The SRK LoM plan and economics are based on the following:

  Reserves of 3.2 million tons at an average grade of 0.227 oz-Au/ton, containing a total of 717 koz of gold;

  A mine life of 5 years from 5 mines and various stockpiles, at a total average rate of 623 kt per year;

  An overall average metallurgical recovery rate of 89%, producing 638 koz of gold over the LoM;

  A cash operating cost of $489/Au-oz, or $97.58/ore-ton on a constant dollar basis;

  Total capital costs of $58.4 million being comprised of $5.2 million for mine equipment, $22.4 million for capitalized development, and $2.3 million for facilities, and sustaining capital of $17.6 million for process, $1.6 million for administration and surface services, and $9.9 million tailing impoundment; and

  Salvage value of $16.9 million

The base case economic analysis results, shown in Table 16, indicate an undiscounted after-tax net present value of $16.1 million .

Table 16: LoM Economic Results

Description	LoM Value
Ore
Ore Milled-(Jerritt Canyon)	3,155 kt
Gold Grade	0.227 opt
Contained Gold	717 koz
Process Recovery (average)	89%
Recovered Gold	638 koz
Gross Income ($000’s)
Market Price $580/oz
Gold Sales	$370,240
Net Income from Purchased Ores	-
Gross Revenue	$370,240
Refining & Sales	($520)
Net Smelter Return	$369,720
Royalties	($3,831)
Gross Income From Mining	$365,889
Operating & Capital Cost ($000’s)
Mining	($118,190)
Backfill	($22,719)
Expensed Waste	($28,818)
Surface Facilities	($35,287)
Process	($86,033)
Site Administration	($16,819)
Purchased Ore	(-)
Operating Costs	($307,865)
Cash Cost ($/oz)	$489/oz
Cash Cost ($/t-ore)	$97.58 /t
Cash Operating Margin (EBITDA)	$58,024
Other Costs
Reclamation Accrual	($352)
Other	$0
Net Income	$57,672
Capital Cost net of Salvage ($000’s)
Equipment	($5,192)
Capitalized Development	($22,452)
Facilities	($2,294)
Process Capital (sustaining)	($17,115)
Tailings Impoundment	($9,870)
Administration & Surface Services	($1,560)
Salvage	$16,952
Capital Costs	($41,531)

Cash Flow (NPV0.0% )	$16,140

The expected life of the Jerritt Canyon operation is five years, based on the current processing rate and reported proven and probable reserves as of December 31, 2007. The Issuer controls a large land position in the immediate area and it is expected that future exploration will continue to convert certain resources to a reserve category over time.

Exploration and Development

Queenstake has been conducting aggressive resource and reserve development programs throughout its ownership of Jerritt Canyon.

SRK has the following recommendations:

  Continue exploration drilling with the target of locating new areas of resource and reserve;

  Try to maximize stockpile haulage to the mill during the non-winter seasons;

  Continue to work on the mine to mill reconciliation in respect to tons and grade. The staff at Jerritt Canyon has indicated that this will be one of their objectives in 2008; and

  Continue to develop ways to minimize the amount of moisture in the ore that enters the plant. The moisture typically comes from internal mine water, and seasonally from water that enters the stockpiles at the mines and mill.

(b)          Ketza River Project, Yukon Territory

The Issuer's interest in the Ketza River Property is the subject of a report being prepared (the “SRK Report”), which will be dated March 2008, prepared by SKR Consulting (US), Inc. (“SRK”), of #3000, 7175 West Jefferson Avenue, Lakewood, Colorado, USA 80235.

The following description of the Ketza River Property has been summarized primarily from the SRK Report.

Project Description and Location

The Property is located on the headwaters of Cache Creek, a tributary of the Ketza River, in the Watson Lake Mining District of the Yukon Territory, and is centered at 61o 32' N and 132o 13' W on NTS map sheet 105 F/9 (Figure 6).

The Property consists of 620 Yukon quartz claims and fractions of claims as shown in Figure 7. Another 66 quartz claims have been converted to quartz leases covering 853.9ha. All claims are controlled 100% by the Issuer.

Included in this total are six leased quartz leases and 114 quartz claims covering a silver-lead-gold vein known as the Silver Valley Property. Silver Valley lies approximately 6km east of the existing Project. The Silver Valley Property is not included in the current resource and will not be discussed further in this report.

The validity of the claims was not reviewed by SRK.

An annual royalty is due to the Yukon government on every producing mine according to the Yukon Quartz Mining Act (Canada). The royalty is on any profits that exceed the sum of $10k during any calendar year. The royalty is as follows:

  On annual profits in excess of $10k and up to $1M, 3%;

  On the excess above $1M up to $5M, 5%;

  On the excess above $5M up to $10M, 6%; and

  On the excess above $10M a proportional increase of 1% for each additional $5M.

Environmental permits are in place for exploration and related activities, as well as the maintenance of the Ketza River camp. The Issuer has an environmental staff based at the Ketza River camp to routinely monitor environmental parameters, and also maintains an environmental office in the provincial capital of Whitehorse. Relevant permits are presented in Table 17. All permits except the Water License are issued by the Department of Energy, Mines and Resources or the Department of Environment. The Water License is issued by the Yukon Water Board.

Table 17: Permits for the Ketza River Project

Permit/Approval	Issuing Agency	Comments
Quartz Mining Land Use Permit LQ00156	Mining Land Use, Department of Energy, Mines and Resources	Covers all exploration through June 14, 2014.
Government of Yukon Lease	Lands Branch, Department of Energy, Mines and Resources	For the occupation of land for the purpose of commercial mine, mill, campsite, tailings pond and other facilities.
Class A Land Permit	Lands Branch, Department of Energy, Mines and Resources	Permit to proceed with the land use operations for road maintenance.
Quarry Permit	Lands Branch, Department of Energy, Mines and Resources	For the removal of 500m3 of gravel and 500m3 of limestone rip rap from specified sites.
Water License QZ04-063	Yukon Water Board	For the storage of water in, and the discharge of water from, an existing tailings impoundment.
Environmental Health Approvals	Department of Environment	Public Health and Safety Act approvals needed for drinking water, food safety and private sewage disposal.
Storage Tank Registration	Department of Environment	For registered AST’s: one 45,000L, one 500L, one 10,000L, and four 90,000L_tanks.
Air Emissions Permit No. 4201-60-025	Department of Environment	Permit to operate a solid waste incinerator capable of burning >5kg/day.
Solid Waste Permit (Commercial Dump Permit No. 81-013)	Department of Environment	Permit to operate a dump for commercial purposes and for incineration of solid waste generated by commercial activities.
Special Waste Permit No. YG41-190	Department of Environment	Allows for storage and handling of waste, oil, waste batteries, waste lead nitrate, unspecified substances classified as “Corrosive Solids, NOS, Class 8, Packing Group 1.

The Quartz Mining Land Use Permit requires a lease-security payment to be made each year for a limited time. Under the previous permit, payments of C$26,500 were due April 1 of each year. The recently revised permit will also require payments to be made but at the time of writing the Department of Energy, Mines and Resources has not determined the amount. In addition, the Government of Yukon Lease requires a payment in the amount of C$7,000 to be made on January 1 of each year. A total of C$3,087,600 has been paid of the Water License. No further payments are due under the present permit. The Issuer has notified SRK that it holds all permits required for exploration and maintenance of the camp. Additional permits will be required for mine operations. The Issuer has notified SRK that there are no environmental liabilities on its Ketza river property.

Figure 6 – Location Map

Inuvik
N
YUKON
ALASKA
NWT
YUKON
Dawson
KenoCity
Mayo
Faro
Ross River
KETZA RIVER PROPERTY
WHITEHORSE
YUKON
B.C.
Watson Lake
Atlin
Haines
Pacific Ocean
200
100
0
200
kilometres

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 2-1 Ketza River Project Location Map
SRK Job No.: 174703		
File Name: Figure 2-1.doc	Source: Stroshein	Date: 03-10-08 / Approved: LM / Figure: 2-1

Figure 7: Ketza River Project Land Position

Accessibility, Climate, Land Resources, Infrastructure and Physiography

The Property is located in the Pelly Mountains in south central Yukon. Terrain is mountainous with elevations ranging from 1,300m above mean sea level (amsl) to 2,100m amsl. Land use in the area is limited to mining, trapping, hunting and recreation.

Average daytime temperatures range from highs of +25oC in summer to lows of -40oC in winter. Average annual precipitation in Faro, the nearest location for which weather statistics are available, is 31.6cm and includes annual averages of 21.4cm of rainfall and 111.6cm of snowfall (http://climate.weatheroffice.ec.gc.ca/climate_normals).

Daylight extends to nearly 24hr/day in the summer months, particularly June. There are only short periods of daylight during the winter. Exploration can be conducted year-round but heavy winter snow may limit access to some areas. Mining can be conducted year-round.

Vegetation consists of dwarf birch, spruce, alder and balsam trees up to the tree line at approximately 1,600m amsl.

The Property is accessible by a 40km all-weather road from Km 323 on the Robert Campbell Highway. The Property is approximately 80km by road from Ross River and 460km from Whitehorse (Figures 6 and 8). The 40km access road is kept open year-round and is passable for tractor-trailer-size supply trucks.

The surface is owned by the Crown and leased to the Issuer under the Government of Yukon Lease. Total annual lease payment for the occupation of land for the purpose of a commercial mine, mill, campsite, tailings pond and other mine-related facilities is C$7,000.

The community of Ross River is 90km from the Project and supplies food, fuel and basic medical service. First aid-trained personnel are on site at the Ketza River camp at all times and a fully stocked Industrial Ambulance is available. There is an airstrip in Ross River and contractors for electrical, plumbing, mechanical and vehicle maintenance are available in Ross River or Whitehorse.

Power to the camp and facilities is provided by 160kV and a 210kV diesel generators. One generator remains off while the other generator provides power. The two are used alternately to allow for maintenance. A smaller 60kV generator is available as backup. Power for any future mining activities will be provided by additional generators.

Water for the camp and facilities is available from three established wells. The primary well is located upstream from the camp, near Cache Creek. Pumps that are in place can individually produce up to 30gal/min. An emergency source for water is Cache Creek itself. Power and a pump are in place so that water can be used from the creek if needed. Water for future mining operations will be provided by water wells to be drilled on the property.

The buildings for the camp, kitchen and offices are Atco trailer units. There are 48 rooms available for lodging. There is a kitchen unit with dining area and an office complex for technical staff. Shop areas in the old mill building are functional and are used for maintenance of camp vehicles and equipment.

The old mill building is in good condition and its use for future milling activities will be investigated in feasibility studies. West of camp there is a core logging and core splitting building. All facilities have available power and water. Core is stored outdoors on-site.

The camp site is permitted for 50 personnel. Technical staff typically work four weeks on and two weeks off with schedules dependent on the needs of the camp. A larger camp will be required for future mining operations. A suitable tailings storage site is present on the property.

Waste generated in camp and from activities associated with the Project are burned in a trash incinerator or hauled to the Ross River land fill. Trash awaiting incineration is stored in bear-proof metal storage containers. There is a chemical treatment facility for sewage located down gradient from the camp.

Suitable mine waste dump sites are present on the property.

Geologists, engineers, surveyors and other technical people are hired on a contract basis or employed through the Issuer. There is a Memorandum of Understanding signed with the Dena Band of the Kaska Nation stating that First Nation’s people will be preferentially hired if they qualify for available jobs.

Figure 8: Ketza River Project Access

History

The Ketza River Property has a history of exploration and production dating back to the 1940’s. The property consists of several discrete zones of mineralization as shown on Figure 9. The exploration camp, and core shed are shown on the map along with the historic tailings pond and mill site.

In June of 2007 YGC completed a merger with Queenstake Resources Ltd to create the Issuer, the current owner of the property. The Property is 100% controlled by the Issuer. There are no underlying agreements or encumbrances.

Lead-silver veins were discovered in the Ketza River area by prospectors of the Hudson Bay Mining and Smelting Company Limited in 1947. Later explorers carried out trenching, road building and diamond drilling. Exploration adits were subsequently developed on the lead-silver veins but little economic production was achieved.

Gold mineralization on the property was first discovered in 1954 by Conwest Exploration Company Limited (Conwest). Between 1955 and 1960, Conwest explored several mineralized occurrences with trenching and 75 AX diamond drill and packsack drillholes. A non-NI 43-101-compliant historic geological “reserve” of 68kt grading 12g/t-Au was reported for the Peel 3 and Peel 3C deposits (now known as the Peel and Ridge zones). The claims were surveyed and taken to lease during this time.

Figure 9: Mineralized Zones and Facilities

In 1983, Pacific Trans Ocean Resources Ltd. optioned the property from Conwest and carried out limited geochemical and geological surveys before entering into a joint venture with Canamax Resources Inc. (Canamax) in 1984.

In February 1987, a feasibility study was completed by Canamax and reviewed by Wright Engineers Ltd (Canamax Resources Inc, 1987). The study recommended construction of a 320t/d mill and mine complex producing approximately 50koz-Au/year from a mineable ore reserve base of 460kt averaging 15.3g/t -Au. The reserve estimate preceded Ni 43-101 requirements and is not compliant with CIM guidelines. Mine life was to be five years and the average cost per ounce of gold produced was to be in the range of US$220 to US$250. The estimated cost to build the mine and mill was estimated at US$21M. A production decision was made in March 1987, and financing was obtained in October 1987. The mill achieved commercial production in July 1988.

After several months of operation, the oxide ore reserves were significantly reduced from the Wright feasibility study estimates due to an error in estimation of the bulk density of the oxide ore. The grade of feed to the mill was also lower than expected, due to a number of factors including over-weighting of high-grade samples in the data and dilution from the lower than expected grade from the footwall mineralization (Strathcona Mineral Services Limited, 1988). Canamax purchased Pacific Trans-Ocean's interest in the Project in January 1989.

From July 1988 to November 1990, production from the property was 100,033oz-Au from 342,395t at an average millhead grade of 11.6g/t -Au. Average mill throughput over the life of the mine was 364t/d with an average gold recovery of 88.65% . A summary of total production by zone is presented in Table 4.4.1 (Hodgson, 1991). It should be noted that mine production figures were not reconciled with total mill production of 100,033oz-Au. Based on the numbers presented in Table 18, the Mine production should have been 131,046oz as opposed to actual production of 100,033oz.

Table 18: Summary of Total Gold Production July 1988 – November 1990

Zone	Tonnes	g/t-Au
Ridge	95,790	13
Peel	148,844	13
Break-Nu	54,700	10
Tarn	18,169	8
QB	1,987	13
Knoll	2,936	6
Gully	8,136	10
1430 East	600	5
Peel/Ridge Mine Dump	11,233	6
Total	342,395	11.6

With the oxide zones nearing depletion, attention was given to the economic viability of the sulfide mineralization and in November 1990 the mine and mill ceased treating oxide material. Metallurgical studies were conducted on sulfide mineralization from several of the deposits. Gold recovery of 78.3% from the sulfides was forecast with limited capital additions required to the existing mill. The mill was permitted to treat oxide ore only and additional permits were required for the treatment of sulfide ore. In June 1991 an amended water license was received but Canamax did not pursue the application due to corporate conditions, low gold prices and adverse market conditions.

Wheaton River Minerals Ltd. (Wheaton) acquired the property from Canamax in 1992 and in 1994 transferred it to YGC Resources Inc. (YGC) in exchange for a controlling interest in YGC, later divested. The claims outside the mine area were optioned to Hemlo Gold Mines Inc. (Hemlo) from 1993 to 1995.

Hemlo carried out soil sampling, magnetic surveys, bulldozer trenching and completed three diamond drillholes totaling 499m in the Shamrock zone area. YGC also conducted diamond drilling in 1994 and 1995 that consisted of 72 HQ-diameter diamond drillholes totaling 5,622m. The program resulted in the discovery of the Chimney and Fork zones.

In 1996, YGC completed 14 HQ-diameter holes totaling 1,954m in the mine area and 21 HQ-diameter holes totaling 3,613m in the Shamrock zone. The 1996 program also consisted of geologic mapping, prospecting and sampling a number of other anomalous zones. During 1997, 11 holes, totaling 1,217m, were drilled along the Fork – Nu-zone trend.

From 1955 through 1997, a total of 914 diamond, RC and percussion drillholes totaling 53,134m of drilling have been completed on the property. A summary of this is presented in Table 19.

University graduate students completed studies on the property (Cathro, 1990 and Stavely, 1992). The studies investigated the geology and mineral deposits of the Ketza district or the mineralogy and geochemistry of the Ketza Mine deposits. A post-graduate investigation was completed on the structural geology, stratigraphy, alteration systems, and possible age relationships of mineralization and postulated intrusive activity (Fonseca, 1997).

Table 19: Summary of Drilling from 1955 to 1997

Year	Operator	No. Holes	Type of Drilling	Length Drilled (m)
1955-60	Conwest Exploration Co.	75	Diamond	Unknown
1984	Canamax Resources Inc.	59	Diamond	2,424
1985	Canamax Resources Inc.	60	Diamond	6,158

Year	Operator	No. Holes	Type of Drilling	Length Drilled (m)
1986	Canamax Resources Inc.	158	Diamond	8,609
1987	Canamax Resources Inc.	61	Diamond	4,990
1987	Canamax Resources Inc.	95	RC	5,029
1988	Canamax Resources Inc.	70	Diamond	5,549
1989	Canamax Resources Inc.	127	Diamond	5,590
1989	Canamax Resources Inc.	79	Percussion	1,215
1990	Canamax Resources Inc.	9	Diamond	1,101
1994	Hemlo Gold Mines Inc./YGC Resources Ltd.	25	Diamond	2,180
1995	Hemlo Gold Mines Inc./YGC Resources Ltd.	50	Diamond	3,630
1996	YGC Resources Ltd.	35	Diamond	5,442
1997	YGC Resources Ltd.	11	Diamond	1,217
Total		914		53,134

Canamax Resources Inc, the previous operator of the mine, expended $11.6M on exploration and feasibility studies beginning in 1984. Exploration summary reports were prepared annually by Canamax describing geophysical ground and airborne surveys, geochemical soil sampling, prospecting, trenching, percussion drilling, RC drilling, diamond drilling and underground developments.

After YGC acquired the property in 1994, it spent $0.52M in 1994, $0.76M in 1995 and $0.90M in 1996 on exploration. Some 11,090m of exploration diamond drilling in 110 HQ holes were carried out on the extensions of mineralized trends, on the peripheries of developed zones and in other unexplored anomalous areas. The exploration was successful, leading to the discovery of new gold-bearing oxide and sulfide mineralization on the property. A summary report on the 1994 and 1995 drilling programs was prepared at the end of the 1995 season.

Historic Mineral Resource and Reserve Estimates

Pre-production Resource Estimates

Canamax calculated “reserve” estimates prior to production using cross sectional methods in which blocks were drawn halfway to the nearest adjacent drillhole and halfway to the adjacent cross-section except where geology dictated a reduction in block size due to structural discontinuity. These estimates used a variety of cut-offs and included or excluded different satellite deposits, so it is difficult to make meaningful comparisons between the estimates from year to year. These estimates were done before the NI 43-101 standards were required, and the similarity to today’s definitions regarding measured, indicated and inferred resources are uncertain. Specific Gravity (SG) values applied to sulfide and oxide are not mentioned in the 1984 resource, but in 1985 2.8 was used for oxide, and 3.3 was used for sulfide. In 1986 oxide used 3.1 for SG, and sulfide is not mentioned. These preproduction estimates are summarized in Table 20, and Figure 10.

Table 20: Historic Resource Estimates

			Oxide			Sulfide
Year	Description	Cut-off	Tonnes	Grade (g/t)	oz	Tonnes	Grade (g/t)	oz
1984	Peel Pit & UG +	4g/2.5m (Peel)	473,397	8.52	142,991
	Tarn Pit	2g/2.5m (Tarn)
1985	Peel Oxide + Misc.	4g over 2.5m	439,077	14.62	187,703	430,913	7.46	330,693
	Sulfides
1986	PP&P Oxide,	4g/t	535,000	15.02	258,376	543,000	7.50	130,934
	Possible Sulfide
1987	Same as above +	4g/t	651,188	14.46	302,810	559,340	7.51	134,979
	new zones (Gully,
	QB, Break & Knoll)

Figure 10: Preproduction Resource Estimates

Post-production Resource Estimates

In 2004 and 2005 resource estimates were prepared for YGC by Gary Giroux (Tables 26 and 27). The 2004 resource was divided into two parts: manto-style mineralized zones south of the Peel Fault and disseminated and quartz stockwork mineralization zone north of the Peel fault. This estimate included all of the drillholes drilled by Canamax in the 1980s and 1990s, as well as the holes drilled by YGC in the 1990’s in the Peel and Shamrock areas. The 2005 resource added 37 new drillholes completed in the summer of 2005 along with an additional 121 historic holes in the Bluff, Hoodoo and Lab Zones to the west of the area estimated in 2004. Shamrock was not updated in 2005.

The bulk density for oxide material was 2.3t/m 3. Sulfide material was set at a conservative 3.1t/m 3 based on measurements made by Canamax during the feasibility study.

Table 21: YGC Measured and Indicated Resources, 2004-2005

	Measured & Indicated
	Sulfide + Oxide Resources
Year	Area	Tonnes	g/t	oz
	Peel	4,250,000	2.81	385,500
2004	Shamrock	2,590,000	2.19	182,000
2005	Peel + Peng-Lab + Tarn	5,950,000	3.00	574,600

Table 22: YGC Inferred Resources, 2004-2005

	Inferred
	Sulfide + Oxide Resources
Year	Area	Tonnes	g/t	oz
2004	Peel	6,270,000	1.76	354,800
	Shamrock	4,030,000	1.92	249,200
2005	Peel + Peng-Lab + Tarn	10,550,000	2.37	805,200

Geological Setting

The Property is located in the Pelly Mountains of central Yukon. The mountains are made up of a shallow marine miogeoclinal sequence of rocks forming a carbonate platform bounded by the Omenica Tectonic Belt to the southwest and a faulted lobe of the Yukon Tanana Terrain to the northeast across the Tintina Fault. This carbonate platform is known as the Cassiar Terrain or Pelly-Cassiar Platform (Pelly-Cassiar).

The Pelly-Cassiar is a displaced continental margin of the ancient North American continent. Rocks of the Pelly-Cassiar consist of a continental margin sedimentary sequence of the Rocky Mountain Assemblage composed of interbedded carbonate and clastic units of Paleozoic age. Several major deformation events have affected the region including a Mesozoic-age arc-continent collision, doming and uplift during the intrusion of mid-Cretaceous stocks and an estimated 450km of dextral strike-slip displacement on the Tintina Fault from the Cretaceous to Tertiary periods.

Four significant thrust faults, the McConnell, Porcupine-Seagull, Cloutier, and St. Cyr thrusts, parallel the Tintina Fault and dip generally southwest (Abbott, 1986). Thrusting is believed to have occurred during the Late Jurassic and Early Cretaceous.

Rocks in the Watson Lake District belong to the Cloutier Thrust Sheet, which is exposed within an erosional window in the overlying Porcupine-Seagull Thrust Sheet. The window, known as the Ketza-Seagull arch, forms an elongated northwest-trending structure probably related to buried Cretaceous intrusions. The intrusions are apparently centered in two areas known as the Ketza Uplift and the Seagull Uplift. Structures in the window are characterized by steeply dipping normal faults.

The Ketza Uplift is thought to be caused by a buried intrusion (Parry and others, 1984 and Parry and others, 1985). The following supporting evidence has been cited for the presence of a buried intrusive:

  The presence of a magnetic anomaly;

  Development of hornfels in sedimentary rocks; and

  Hydrothermal alteration immediately north of the Ketza River gold mantos.

The hornfels has been dated by whole rock K-Ar at 101+/-4Ma, in the Mid-Cretaceous (Cathro, 1988). The uplift exposes the oldest rocks of the Clouthier Thrust Sheet, which are Lower Cambrian carbonates and older clastic rocks. The rocks surrounding the uplift are Upper Cambrian and younger clastic and carbonate rocks.

Geology of the Ketza River Property

The Property is underlain by Lower Cambrian carbonate and clastic sedimentary rock units. The Lower Cambrian units (Map Units 1a, 1b, 1c, 1d, and 1e) form a conformable series (Figure 11) which is unconformably overlain by Late Cambrian black shale (Fonseca, 1998). The lithostratigraphic succession described below was adopted by previous workers (Read 1980). The general surface geology is outlined in Figure 12.

Local Lithology

The oldest rocks are Unit 1a which is composed of interbedded brown to rusty weathering argillite, phyllite, variably bedded impure siltstone, sandstone, quartzite, limestone and calcareous units. The unit outcrops in the center of the Ketza Uplift north of the Peel fault that encompasses the Shamrock target.

Unit 1b is a narrow bed (25 to 60m) of fossiliferous, well-laminated silty limestone that appears to be transitional from the underlying argillite to the overlying phyllitic limestone. The unit does not crop out on the property but has been intersected in drillholes.

Unit 1c is a recessive weathering unit of 75 to 105m thickness composed of brown to gray-green phyllitic limestone, calcareous mudstone and argillaceous limestone. The upper contact of the unit is gradational with the overlying massive to thick bedded blue gray limestone. This unit crops out in exposures along Cache Creek above the mill site.

Unit 1d is host to all replacement-type manto mineralization on the property. The lower contact is gradational and arbitrarily defined when the well-bedded limestone becomes the major component. The unit is from 120 to 180m thick. The limestone is a gray, uniformly bedded, clean limestone with distinctive Archeocyathid fossils (FSLT) occurring near the top of the unit. An internal stratigraphy has been reCoGnized in the mine site area. The internal beds are separated on the basis of textures. Beds of massive fine-grained light-gray limestone (MSLT), blue fine-grained crystalline limestone (BXLT), thin and wispy silt banded limestone (WBN), and silty black limestone (BSLT) are reCoGnizable in drill core and outcrop. The unit is locally dolomitized (DOLT), recrystallized and orange weathering near in the vicinity of mineralization. The limestone is resistant and forms prominent cliffs and ridges throughout the region.

Unit 1e is composed of a thin (0 to 50m) green mudstone bed which forms a distinctive marker horizon. The unit is locally to pervasively clay- or talc-altered in the vicinity of mineralization. The mudstone is generally recessive, poorly exposed and often required additional ground support in the underground workings where it formed the hanging wall of the Peel zone.

Unit 2a is composed of carbonaceous to graphitic black shale with a well-developed slaty cleavage. The thickness of the unit is unknown as the top of the unit is not exposed on the property. The unit crops out in the fault-bounded panels at the Peel Oxide zone and in the Sue Creek area north of Cache Creek. A discontinuous unit of dull orange-weathering dolomite, Unit 2b, outcrops in the western portion of the property. This is a regional unit mapped by Read (1980) that was not reCoGnized on the property by Canamax.

Alteration

Dolomitization or iron carbonate replacement (FECO) alteration envelopes the manto mineralization and is especially well developed in areas lateral to the mantos where the host limestones are brecciated. The carbonate replacement deposits result in the migration and precipitation of calcite in the rocks surrounding the mineralization. Sheeted white calcite veins are exposed in the footwall rocks in the Break open pit and amorphous white calcite banding occurs in the BXLT unit in proximity to the Peel/Ridge zones and in the upper plate rocks in the Hoodoo area. The calcite-rich limestone beds are referred to as zebra rock.

Silicification, sulfidization, and bleaching are closely associated with quartz-sulfide veins in sedimentary rocks in the argillite-hosted targets. Skarn mineralization at the Project is rare, and usually does not yield significant gold values. Epidote, biotite and diopside hornfels are wide-spread in Unit 1a, with quartz-sericite enclosing a core of quartz and silicification.

Structure

The Property lies on the southern flank of a westward plunging anticline which is cored by the Unit 1a argillite exposed along Peel Creek. The strata are strongly folded with limbs ranging from steep to flat-lying. A later deformation has overprinted these structures with broad, open folds and drag folds that occur adjacent to thrust faults.

A synclinal closure has been mapped in the Peel Ridge mine site area where mineralized bodies occur on both limbs of the fold. A major synclinal fold with parasitic anticlinal folds has been mapped northwest of the mine site area in the upper plate rocks overlying the Peel thrust fault. Limestone beds of Unit 1d host gold-bearing oxides and sulfides at the Hoodoo and Comet zones in the core and on the western limb of a tight anticline.

In the region, the thrust faults are northeast-directed with displacements of up to 450m. The Peel fault is thought to be a reactivated thrust fault that pre-dates the block faulting. It is cross cut and offset in the Peel - Ridge fault by northwest-trending faults. The Peel fault intersects the Ridge zone ore deposit and juxtaposes Lower Cambrian argillite Unit 1a over the Lower Cambrian limestone Unit 1d. The fault has two different orientations changing from steeply dipping east of the Ridge zone to shallow dipping over the Ridge zone and to the west. The fault has been traced westward to the area of the Lab deposit.

The stratigraphy, thrust faults and folds have been disrupted by numerous reverse, normal and strike-slip faults. High angle block faults related to uplift and doming are prominent. Detailed mapping in the underground workings indicates that the Peel and Ridge oxide deposits occur within a 200m wide zone of structural deformation bounded by two northwest trending block faults.

The Ketza Uplift is composed of uplifted and altered Lower Cambrian Unit 1a strata. Structures within the uplift include thrust faults, upright folds, and high-angle normal faults all of which have strong spatial association with plutonic related type deposits. An apophysis of a mid-Cretaceous stock is postulated to lie beneath the core of the uplift and the Peel Creek anticline. Possible hornfels in the Unit 1a argillite along Peel Creek and a coincident aeromagnetic anomaly are cited as supporting this hypothesis. Block faulting predates, or was contemporaneous with, the mineralizing event and the faults acted as conduits for the metal-bearing solutions.

Figure 11: Stratigraphic Column

Figure 12: Generalized Geology Map

Exploration

In May of 2005, YGC commenced drilling at the Ketza River Project, and has been drilling continuously since then, with the exception of holiday shutdowns. In 2006, the main Project area was flown for new one-meter-contour topographic map coverage. In the spring of 2007 the Ketza claim block was expanded on the south and west. A limited amount of reconnaissance work was conducted in 2006, followed by a major effort in 2007, yielding several new target areas. Ground magnetic and gravity surveys were carried out over known mineralization. A soil sampling program was completed in the area of Peel Ridge north to the top of Shamrock Mountain. A petrographic study was completed for manto-style mineralization.

Samples from three 1996 drillholes were analyzed for multi-element geochemistry in an attempt to determine the presence of a zonation pattern that might point to the location of a postulated buried intrusive as postulated by Fonseca (1998). The holes were located at the QB Zone, the 3M Zone and one in between. The ratios of gold-arsenic and gold-bismuth indicated that the QB Zone hole was closest to the intrusive (Stroshein, 2006).

Rock Sampling

Tarn Pit

The wall of the Tarn Pit was channel sampled in the fall of 2006. A total of 40 samples were collected, each one 5.0 m in length. The samples averaged 2g/t-Au, with a high of 9.7g/t -Au.

Creek Zone

Outcrops just above the pad for holes KR-06-920 through 922 contain massive pyrite with black coatings on the crystal surfaces. The black coating is assumed to be chalcocite since the samples ran approximately 0.2% Cu. Other dark grains in the rock were identified as tetrahedrite. All four samples contained gold values.

Gully Pit

The Gully Zone is part of the Shamrock target, and was mined by Canamax in the late 1980’s, yielding approximately 8,000t of oxide grading 10.0g/t -Au (Hodgson, 1991). Mining stopped when sulfide mineralization was encountered, leaving a prominent massive sulfide rib protruding from the pit floor, and a highly oxidized shear zone along its side.

In mid-August of 2006, a series of chip and channel samples were collected across the massive sulfide rib and the adjacent shear zone. The assays of the samples contained significant amounts of gold.

Soil Sampling

Aurora Geosciences was contracted to conduct a soil sampling program large portions of Peel Ridge and Shamrock Mountain in 2007. The sampling was done on a 50m grid, and targeted areas where 200m spaced soil lines had identified anomalous gold. Results are being analyzed at the time of this report.

Topographic Surveys

On August 29, 2006 Aero Geometrics of Vancouver flew the Project, including the existing claim block in 100km2 of new coverage. Two sets of digital topographic maps, with 10m and 1m contour intervals were produced.

In early September 2007, Aero Geometrics of Vancouver flew portions of the Project in which mining claims had been staked since the survey the previous year. The mapping is in progress, and will have a 5m contour interval.

Mineralization

Mineralization on the property is generally of two types: manto and chimney, carbonate-hosted replacement deposits that occur south of the Peel fault and quartz-sulfide fissure veins and quartz-breccia zones in siliciclastic rocks that occur north of the Peel fault. Over 30 targets and prospects have been identified on the property. For purposes of resource estimation the area has been divided into four model areas with most of the targets falling into one of the following areas (Figure 13):

  Tarn Area:                            Tarn

  Penguin-Lab Area:              Penguin, Flint, Lab and Hoodoo;

  Peel Area:                             Ridge, Peel, Nu-Break

  Shamrock Area:                   Gully, QB, 3M.

All areas except Shamrock occur south of the Peel fault and contain manto and chimney, carbonate-hosted replacement deposits while Shamrock occurs north of the Peel fault and contains quartz-sulfide fissure vein and quartz breccia zones in siliciclastic rocks. The Knoll and Freds Vein deposits were not modeled for the resource.

Mineralized Zones

Peel, Penguin-Lab and Tarn areas are generally of the gold-rich carbonate-hosted chimney- and manto-style sulfide mineralization and its oxidized equivalent. The lone exception to this is Fred’s Vein East, which is a quartz-sulfide vein hosted by siliciclastic rocks immediately north of the Peel fault. While Fred’s Vein East is geologically similar to the mineralization in the Shamrock area, it falls within the Peel area because of its location on Peel Ridge.

The mantos and steeply-plunging chimneys are preferentially hosted by three limestone facies of Unit 1d: BXLT, MSLT and WBN, which are confined to the south side of the Peel fault. The location of mineralization is controlled by high-angle planar and listric normal faults, fold hinges and by the location of the three favorable carbonate facies. In general, the mantos have an elongate geometry.

Principal sulfide mineralogy consists of pyrrhotite, pyrite, arsenopyrite, marcasite and minor chalcopyrite. Galena and sphalerite are rare. Oxidized mineralogy primarily consists of hematite and goethite. Scorodite, after arsenopyrite, is common. A distinctive lustrous hydrous iron silicate mineral named hisingerite is present, and is often associated with high-grade gold values.

Sulfide mantos include Peel Sulfides, Peal East Sulfides, Penguin, Tarn, Lab and Flint. Oxide mantos include Peel Oxides, Break-Nu, Ridge and Hoodoo.

Tarn Zone

The Tarn zone is located approximately 2km west of the Ketza River Camp in the headwaters of Cache Creek. Mineralization consists of two mixed oxide-sulfide bodies ranging from 85m to 115m in length, 35m to 60m in width and 5m to 8m in thickness. Mineralization is exposed in the Tarn pit and extends to 75m in depth and is approximately horizontal. Strike is about 015o.

Approximately 18kt of oxidized Manto-style mineralization was mined from the Tarn zone in the late 1980’s. Current exploration focuses mainly on the sulfide Manto beneath the oxide.

Penguin Zone

The Penguin zone is manto-style sulfide mineralization located approximately 1.25km west of the Ketza River Camp, also in the Cache Creek drainage. Two mineralized bodies occur within a presently defined area of approximately 425m in length, 100m in width and 15m in thickness. The first zone, formerly known as the Flint zone, is sub-vertical with a plunge of 25o to the southwest. It is approximately 150m in length, 60m in height and 10m in width. This zone occurs 90m below the surface with an azimuth of 050o.

The second zone is more flat-lying with approximate dimensions of 150m in length, 115m in width and 4m in thickness. It occurs approximately 120m below the surface with a plunge of 4o to the southwest and an azimuth of 020o.

Lab Zone

The Lab Zone is manto-style sulfide mineralization located approximately 1.25km northwest of the Ketza River Camp on the southern slope of Peel Ridge. The Lab zone consists of four distinct zones that occur over an area measuring 320m x 400m and average 5m in thickness. The four bodies occur in two pairs at right angles to one another with the arms striking northeast and southeast. The former Calcite zone is now included in this zone.

Hoodoo Zone

The Hoodoo zone is manto-style oxide/sulfide mineralization located approximately 1.5km northeast of the Ketza River Camp on the southern slope of Peel Ridge. Early drilling stopped once sulfide mineralization was reached but recent drilling has been targeting the sulfide mineralization underlying the oxide mineralization exposed at surface. Recent exploration has also been successful in extending the oxide mineralization. Geometrically the Hoodoo zone is a flattened cylinder with a presently defined diameter of 70m and a thickness of 15m.

Peel Model Area Occurrences

Peel Zone

The Peel zone is located about 0.75km north of the Ketza River Camp on the south flank of Peel Ridge. Mineralization consists of irregular interconnected lenses and pods in area approximately 400m long x 400m wide zone. The Peel zone consists of the Peel West, Ridge, Main Peel, or Peel oxide, zones. The Nu-Break and Fred’s Vein East zones are also on Peel Ridge but are somewhat to the east of the main grouping of mineralized bodies that comprise the Peel zone.

Peel West Zone

The Peel West zone consists of four mineralized bodies with a generally circular footprint. The four bodies occur over an area measuring 320m x 260m and range in thickness from one to 10m. The mineralized bodies are exposed at the surface and extend to a depth of 60m. The overall azimuth of the zones is 325o.

Ridge Oxide Zone

The Ridge oxide manto zone as presently defined consists of three separate mineralized bodies occurring over an area approximately 500m in length, 85m in width and 50m in thickness. Individual mantos vary from 5 to 10m in thickness. The zone is exposed at the surface and extends to a depth of 120m. Mantos dip from fairly flat-lying to 55o to the north. Azimuths range from 070o to 350o.

Production from the oxide mineralization in the Peel and Ridge deposits was approximately 148,844t at an average grade of 13g/t-Au. Oxide mineralization is cut off by the bounding northwest-trending East Side fault.

Nu-Break Zone

The Nu-Break zone consists of oxide/manto mineralization located approximately 1.0km north-northeast of the Ketza River Camp on the nose of Peel Ridge. The overall dimensions of the mineralized body as presently defined are approximately 175m in length, 75m in width and 30m in thickness. The zone is exposed at the surface and extends to a depth of 95 m below the surface. The azimuth of the zone is approximately 300o with a dip of 75o to the south.

Fred’s Vein East

Fred’s Vein East is a quartz-sulfide vein-like occurrence in siliciclastic rocks on the north side of the Peel fault. The vein is located on the north side of Peel Ridge in the Peel Creek drainage approximately 1.0km north of the Ketza River Camp. The exposed strike of the structure is approximately 100m. The width is difficult to characterize and the down dip extension has not yet been defined. The zone is exposed at the surface. The strike varies from 065o to 080o and dip varies from 80o to 85o south.

Shamrock Model Area Occurrences

All of the mineralization in the Shamrock area occurs in siliciclastic rocks north of the Peel Fault. Mineralization occurs as fissure veins, breccia zones and disseminations rather than chimneys and replacement mantos.

Gully Zone

The Gully Vein is a quartz-sulfide vein occurring in siliciclastic rocks north of the Peel fault. The vein is located approximately 1.75km north of the Ketza River Camp on the south flank of Shamrock Mountain in the Peel Creek drainage. Samples from drilling range up to 37.6g/t -Au. The overall dimensions of the mineralized body as presently defined are approximately 300m in length, 100m in depth and 4m in thickness. The zone extends from the surface to 125m with an azimuth of 165o, a dip of 45o west and a plunge of 9o.

QB Zone

The QB zone consists of multiple irregular lenses of quartz-breccia occurring in siliciclastic rocks north of the Peel fault. The vein is located approximately 1.75km northeast of the Ketza River Camp on the south flank of Shamrock Mountain in the Peel Creek drainage. The overall dimensions of the mineralized body as presently defined are approximately 525m in length, 220m in width and 2m to 70m in thickness. The zone extends from the surface to a depth of 270m with an azimuth of 140o and a plunge of 040o to the south.

3M Zone

The 3M zone is located about 2.5km northeast of the Ketza River Camp on the ridge between Peel and Misery Creeks. Mineralization consists of quartz breccia and disseminations in siliciclastic rocks. The mineralized body is approximately 525m in length, ranges from 2m to 12m in width and extends to 230m in depth. The upper part contact of mineralization ranges from 40m to 90m below the surface. The azimuth of the mineralized body is 150o and the dip is 010o to the west.

Knoll Zone

The Knoll zone is located about 3.0km northeast of the Ketza River Camp on the north slope of Shamrock Mountain. It is just outside of the Northwest edge of the Shamrock model area. It is comprised of a body of oxide mineralization measuring 45m x 35m with a thickness ranging from 4m to 10m. It is exposed at the surface and has been mined on a limited scale in the past.

Figure 13: Drillhole Locations and Modeled Areas with Deposit Names

Drilling

From May of 2005 through December of 2007, the Issuer drilled a total of 674 holes for a total of 88,196m (Table 23). The principal objective of the drilling programs was the continued definition of known mineralized areas and the testing of newly discovered areas. All diamond drillholes completed in the resource area since 2005 are shown in Figure 13.

Table 23: Summary of Diamond Drilling 2005 Through 2007

Year	Operator	No. of Holes	Type drilling	No. of m Drilled
2005	YGC Resources Ltd.	99	Diamond	12,734
2006	YGC Resources Ltd.	270	Diamond	33,874
2007	YGC Resources Ltd.	305	Diamond	41,587
Total		674		88,196

All of the drilling from 2005 through 2007 was diamond drilling. Holes were started with NQ-sized core (47.6mm in diameter) or HQ-sized core (63.5mm in diameter) and reduced to NQ-sized core as required. Holes drilled for metallurgical purposes are HQ-sized (63.5mm) .

Collar location are obtained by using a combination of a Leica total station and a Trimble R8 differential GPS. Downhole surveys are done using Reflex Maxibor II downhole survey tool. Prior to 2007 acid tests were used to measure dip changes down hole.

Drill core is currently stored on site. Drill logs are entered directly into a laptop in the core shack using DrillKing software. Recovery and Rock Quality Designation (RQD) are recorded for each hole. Drilling Targets and results:

Drilling was successful in extending and/or defining limits of mineralization on the Peel, Tarn, Gully, QB and Lab zones. Parts of these remain open. Drilling on the Penguin and Calcite extension of Lab Zone was successful in defining mineralization at the location of magnetic highs.

A lack of significant mineralization was found by the drilling of the Peg-Fury (south of QB zone), Creek, Megawatt (south of Peel area), Nose and Bluff zones, as well as the previously untested ground between Lab and Peel. The Thrust vein, near Tarn was found to be cut off by a low angle fault at shallow depth.

The results were inconclusive at the Crest, Freds Vein East, and Break Zones, and more drilling will be required to either define or disprove significant mineralization at these zones. Significant mineralization was drilled at Hoodoo, but definition of the nature and orientation of the mineralization will require more drilling.

Sampling Method and Approach

The sampling procedures associated with the drilling programs utilized by YGC after acquiring the Ketza River property are described in this section. Little is known of the sampling methods employed by earlier operators. Sampling procedures, collection and security for the Issuer were completed under the direction of Qualified Person Ed Gates.

During the diamond drilling programs, geological personnel attended the drill at regular intervals as well as during drilling of mineralized intersections of predicted zone drillholes. Geologic personnel are on hand to determine the completion depth of each hole and to shut down the drillhole. The core is delivered to the core shack at the end of each working shift or when the drillhole is completed.

The core is laid out in sequence at the core shack. The core is logged directly into laptop computers by geologists and sample intervals are marked on the core and recorded on the drill logs. The core is then stored within the core shack and samples are split in sequence. Personnel conducting the sampling are supervised by the geologist who logs the core.

All drill core is logged and photographed before sampling. The descriptions are entered onto prepared log forms on laptop computers using coded entries for lithology, texture, structure and mineralogy.

Oxide and sulfide mineralization are sampled on the basis of geologic features. Maximum sample interval for HQ core is 1.5m and 3.05m for NQ core. The minimum sample interval is 0.2m. Once samples are identified and marked, sample tickets are stapled into the sample locations. Sample intervals and geology are then logged into Drill King software.

Core is then taken into the splitting room where sampled intervals are split or cut (massive sulfide intervals are cut with a diamond saw. Core from oxide zones often occurs as iron oxide rubble. In these instances, the rubble is sampled with a spoon rather that split or cut.

Half of the sample is placed in the sample bag and half is retained in the core box for future reference. The detachable half of the sample ticket is remove from the core box and placed inside the sample bag. The remaining half of the sample ticket remains in the core box with the corresponding sample number. Core boxes are then remove to a designated core storage yard where they are placed on core racks.

Sealed sample bags are then place in large white rice bags, the rice bags are labeled with the hole number, the contained sample numbers and the rice bag are numbered for transport (i.e. Bag 1 of 6). Rice bags are then placed in an outside storage bin where they await shipping.

Samples are transported by company personnel at least once per week to Canadian Freightways in Whitehorse, Yukon. A sample shipment form is filled out and kept on file, indicating the date, truck being driven, person transporting the samples, hole numbers and number of bags. Upon arrival in Whitehorse, samples are directly loaded upon pallets at Canadian Freightways and shipped to ALS Chemex.

As a rule, core recovery is very good in limestone and sulfide mantos, very good in the Gully vein and the argillite wallrock, moderate in the QB zone stockwork and fault intersections and moderate to poor in the oxide mantos.

Sample Preparation, Analysis and Security of Samples

In the 1980’s Canamax used Northern Analytical Laboratory in Whitehorse, YT and Rossbacher Labs in Burnaby, BC. For sample preparation and analysis. In 2006-2007, YGC used Eco-Tech labs in Kamloops, BC. In 2006-2007 all sample preparation was done by ALS Chemex in their Elko, Nevada or Terrance British Columbia sample preparation facilities. No sample preparation was done on site.

ALS-Chemex (2006-2007):

Samples are dried at 110-120 C and then crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that >70% of the sample must pass a 2mm (10 mesh) screen. A whole or split portion derived from the crushing process is pulverized using a ring mill. The ALS Chemex QC specification for final pulverizing is that >85% of the sample be less than 75 microns (200 mesh) A 30g split is fire assayed and the resultant bead is parted and digested with aqua regia, and the final result is measured using Atomic Absorption. Assays above 1.0ppm were re-assayed using a gravimetric finish.

Eco-Tech Labs followed essentially the same process.

Quality Controls and Quality Assurance

2005-2007 (YGC-YNGC)

The YGC-YNG laboratory Quality Assurance/Quality Control (QA/QC) program consists of inserting a blank sample into the sample stream at the top of every hole and then inserting either a standard sample or blank sample at every 15th sample. If a hole has less than 15 samples, a standard and blank are inserted at the end of the hole.

The blanks are non-commercial material, composed of locally derived barren limestone, and have not been certified to be of zero grade.

Prior to mid-year 2006, a non-commercial moderate grade “pseudo-standard” was used, which had been collected from a mineralized outcrop in the Ridge pit and blended by hand. When this first “standard” was depleted, a second supply of higher grade material was collected and blended from a local high grade stockpile. These “standards” were inserted simply to ensure that the lab would catch high grade assays, and not necessarily to assess the precision of the lab. The shortfalls of these non-commercial standards was realized, and commercial standards from CDN Resource Laboratories Ltd were used starting in 2006.

After mid-year 2006, for manto-styled mineralization Gold Ore Reference Standard CDN-GS-10A (9.78+/ - 0.53g/t) or CDN-GS-10B (8.6 +/- 0.49g/t) was used. For stockwork-style mineralization Gold Ore Reference Standard: CDN-GS-2B (2.03 +/- 0.12g/t) was used.

Due to communication issues, the standard insertion protocol was not strictly adhered to once a particular standard supply was depleted. There were minor labeling issues where blanks and standards had labels swapped, or the wrong standard label was recorded. These issues were identified and corrected as confirmed by comparing the geochemistry of the multi-element assay results to those of the standards. The problems reflected an issue with check sample handling and not with lab results.

Occasionally, higher-grade gravimetric assays were re-assayed as a check; all of these refires were within acceptable ranges of the original

Interpretation

Graphs were plotted for each set of standards, and blanks. These are shown in Figures 14 to 17. With the exception of a few anomalies which may represent mislabeled samples, most of the commercial standards behave as well can be expected. Only a few assays are outside of the 2 standard deviations range, and most are within one standard deviation. The non-commercial standards assayed with a much wider variation, but consistently showed elevated grades as would be expected, although not at precise grades as one would expect from the commercial standards. The blank samples show several anomalous results which may be due to mislabeled samples, sample preparation contamination, or anomalous gold present within the blank.

Figure 14: Laboratory QA/QC Blank Samples

Figure 15: Laboratory QA/QC 1-2g Commercial Standards

Figure 16: Laboratory QA/QC 10g Commercial Standards

Figure 17: Laboratory QA/QC, Non-Commercial Standards

Mineral Processing and Metallurgical Results

Two programs of metallurgical test work have been recorded for Ketza River as follows:

  Lakefield Research in 1986-87; and

  PRA in 2003-04.

The results of these test programs are summarized below.

YNG is currently conducting a metallurgical test program at PRA in Vancouver, Canada to determine and optimize the metallurgical characteristics and process flow sheets of the ore types that comprise the current resource. At this time, no preferred processing flow sheet has been defined for Ketza River awaiting results from the current program being done at PRA.

Lakefield Research 1986-1987 Test Work

A series of standard cyanide leach tests were run under various conditions of grind, pre-aeration and leach time, with and without CIL (carbon-in-leach). The precise conditions of the individual tests are reported, along with the results, in Lakefield Research (1986a, 1986b, 1987).

The initial results reported by Lakefield (Lakefield Research (1986a, 1986b) indicated that excellent gold recoveries (over 94%) could be achieved at a relatively coarse grind (69% minus 200 mesh) and 48hr retention time, without pre-aeration. Residues contained significantly less than 1g/t-Au. These tests were carried out on a single composite sample.

A series of nine additional samples from the oxide zone was subjected to confirmatory tests (Lakefield Research, 1987). The recoveries on these tests were significantly lower, with only two samples yielding residues below 1g/tAu. Average recoveries were 87%. Further tests at finer grinds (80% minus 200 mesh) were carried out on these nine samples, and although recoveries fell short of those anticipated from Lakefield Research (1986a and 1986b), they were consistently over 90%.

YNG is currently conducting a sampling and testing program to determine metallurgical characteristics of the ore types that comprise the current resource.

PRA 2003-2004 Test Work

The most recent metallurgical test work for Ketza River was conducted at PRA in Vancouver, Canada between November 2003 and October 2004. This test work was bench-scale and included:

  Flotation (batch) for the production of rougher and scavenger concentrates;

  Direct cyanide leaching with and without pre-aeration;

  Bulk density determination; and

  Specific gravity determination.

None of the tested samples were identified as to representativeness of a specific ore type, and only the bulk density determinations identified the sample source. Others were identified only as a composite.

The results of these tests are summarized below in Table 24.

Table 24: Summary of PRA Metallurgical Test Results 2003-2004

Date	Test/Description	Sample	Units	Results
Nov-03	Flotation; P80 74µm;	Composite 1; head grade of	%	Au recovery = 82.2
	Rougher-Scavenger Concs (1)	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 66.2
Nov-03	Cyanide Leach #1; pH 10.5; 72 hrs;	Composite 1; head grade of	%	Au recovery = 77.3
	40% solids; P80 74µm; 1 g/L NaCN	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 19.1
Mar-04	Cyanide Leach #2; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 65.9
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 70.3
P80 85µm; 1g/L NaCN
Mar-04	Cyanide Leach #3; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 91.3
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 60.6
P80 85µm; 1g/L NaCN
Mar-04	Cyanide Leach #4; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 82.0
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 74.6
P80 54µm; 1g/L NaCN
Mar-04	Cyanide Leach #5; pre-areate 16 hrs;	Composite 1; head grade of	%	Au recovery = 78.0
	pH 10.5; 72 hrs; 40% solids,	9.15 g/t Au; 0.8 g/t Ag	%	Ag recovery = 66.6
P80 54µm ; 1g/L NaCN
Sep-04	Specific Gravity	Composite 1 (average 2 tests)	g/cm3	4.265
Oct-04	Bulk Density - Waxed	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.58
Oct-04	Bulk Density - Waxed	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.57
Oct-04	Bulk Density - Waxed	KR-96-575 52.4m 0.86g/t Ag	g/cm3	3.66
Oct-04	Bulk Density - Pulverized	KR-96-575 57.95m 5.93g/t Au	g/cm3	2.71
Oct-04	Bulk Density - Pulverized	KR-96-575 52.4m 0.86g/t Ag	g/cm3	3.66

(1) Recovery represents total recovery for rougher and scavenger concentrates.

The test results indicate the following:

  Good gold and silver recoveries of 82.2% and 66.2%, respectively, were obtained by flotation into rougher and scavenger concentrates at a fine grind of P80 74µm using standard flotation conditions and reagents;

  Good gold and silver recoveries averaging 72% and 68%, respectively, were obtained by direct cyanidation with a 16 hour pre-aeration using standard leaching conditions and a 72 hour leach time at fine grinds of P80 54µm and 74µm;

  Less favorable recoveries were achieved without pre-aeration at the same leaching conditions;

  Bulk density determinations averaged 2.62 and 3.66g/cm3 for the two samples using waxed and pulverized methods; and

Specific gravity determinations averaged 4.265g/cm 3 as an average of two tests on the same sample.

.Mineral Resource and Mineral Reserve Estimates

A series of standard cyanide leach tests was run under various conditions of grind, pre-aeration and leach time, with and without CIL (carbon-in-leach). The precise conditions of the individual tests are reported, along with the results, in Lakefield Research (1986a, 1986b, 1987).

The initial results reported by Lakefield (Lakefield Research (1986a, 1986b) indicated that excellent gold recoveries (over 94%) could be achieved at a relatively course grind (69% minus 200 mesh) and 48hr retention time, without pre-aeration. Residues contained significantly less than 1g/t-Au. These tests were carried out on a single composite sample.

A series of nine additional samples from the oxide zone was subjected to confirmatory tests (Lakefield Research, 1987). The recoveries on these tests were significantly lower, with only two samples yielding residues below 1g/tAu. Average recoveries were 87%. Further tests at finer grinds (80% minus 200 mesh) were carried out on these nine samples, and although recoveries fell short of those anticipated from Lakefield Research (1986a and 1986b), they were consistently over 90%.

The Issuer is currently conducting a sampling and testing program to determine metallurgical characteristics of the ore types that comprise the current resource.

In 2007, the Issuer undertook a complete update of the Ketza River resource estimate. Compared to previous estimates, the 2007 update included 637 additional drillholes in the resource database and reflected a significantly enhanced understanding of geologic controls on mineralization in both the manto and Shamrock zones. The 2007 resource estimate was also undertaken with a view to transition the Project from an exploration project to a feasibility/development project.

Accordingly, the focus of the 2007 resource estimate was to identify measured and indicated resource shapes with grades and continuity that could serve as the starting points for definition of mineable shapes and reserves as part of the ongoing pre-feasibility study that the Issuer has commenced on the property. Unlike previous resource estimates, a hard geologic boundary was used to tightly constrain resource shapes in three dimensions.

The resource estimation was done by Russ White (SRK) with assistance in wireframe modeling and input from Larry Snider (the Issuer). Larry Snider also performed the pit optimizations used for distinguishing Open Pit from Underground resources.

The drillhole database is currently maintained at the Ketza Minesite in acQuire software, and was transferred from a Drill King database in late 2007. It contains information for 1,360 drillholes, including 674 core holes from the 2005 to 2007 programs, 591 core holes from pre-2005 programs (1984-1996), and 95 RC holes from 1987.

Data was extracted from acQuire and imported to Vulcan in 4 separate tables.

  Collar Location Surveys – Hole ID, Northing, Easting, Elevation and Hole Depth;

  Downhole Orientation Surveys - Downhole depth, Azimuth and plunge of hole at various downhole depths;

  Geologic Logs – Table 25 lists the fields recorded in drillholes from 2005 to 2007. Only the LCODE field was entered in the database for previously drilled holes. Table 26 lists the common lithologies logged at Ketza River; and

  Assays -From, to, and gold assay

Table 25 Geology Database Fields

Field	Description	Entry
LCODE	Lithology Code	Alpha Code
STR1	Structure 1	Alpha Code
STR2	Structure 2	Alpha Code
TXTR1	Texture 1	Alpha Code
TXTR2	Texture 2	Alpha Code
PO	Pyrrhotite	Percentage
PY	Pyrite	Percentage
APY	Arsenopyrite	Percentage
CPY	Chalcopyrite	Percentage
OXMIN	Primary Oxide Mineral	Alpha Code
OXINT	Intensity of oxidation	Alpha Code
Description	Geologic Description	Freeform Alpha

Table 26 Most Common Lithology Codes

LCODE	Description	LCODE	Description
MSLT	Massive-oolitic limestone	BSLT	Black siltstone
WBN	Wispy banded limestone	SQA	Siltstone/Quartzite/Argillite
ARG	Argillite	VEIN	Vein
LST	Limestone	CAS	Casing
FSLT	Fossiliferous limestone	QTE	Quartzite
ARS	Argillite/Siltstone	FZ	Fault zone
OXIDE	Oxide Mineralization	QAS	Quartzite/Argillite/Siltstone
SULF	Massive sulfide(>50%)	BA	Black argillite
QSA	Quartzite/Siltstone/Argillite	OVB	Overburden
MUD	Mudstone	HFLS	Hornfels
SAQ	SLT/ARG/QTE	AQS	Argillite/Quartzite/Siltstone
BXLT	Blue crystalline limestone	PHIL	Phyllite
SLT	Siltstone	QTZ	Quartz

LCODE	Description	LCODE	Description
ASQ	Argillite/Siltstone/Quartzite	GO	Gouge

The gold value was recorded in the database using the following priority: average of fire assays, if available, single fire assay if available, or AA assay. Unsampled intervals are omitted from the database and treated as zero values in the compositing routine, and lost-core intervals recorded as -9. Previous databases had recorded below-detection-limit (BDL) assays as values ranging from 0.015 to 0.000 depending on the detection limit and the person doing data entry. The lowest detection limit from any program was 0.005g/t, so a standard BDL value of 0.001g/t was chosen as a flag that the sample was actually assayed, but had negligible gold. Raw assays were capped at 100g/t for all deposits, which affected 8 assays out of 29,650 assays. Further reduction of risk due to anomalous assays was accomplished with high-grade distance restrictions during estimation.

Of the 1,360 drillholes in the Ketza database, 82 Drillholes were rejected from the database due primarily to irreconcilable location issues. A few were rejected due to the hole orientation which drilled directly down the vein making any given intercept biased or unable to be extrapolated accurately to any given volume. Three RC holes were also rejected due to likely downhole contamination. Figure 18 is a drillhole location map showing the drilling that was used for resource estimation. Another 34 “non-resource” holes contained no significant mineralization and were drilled outside of any deposit of interest. Although they were not specifically excluded they had no influence on this resource estimate. Another 35 were drilled in the Knoll Zone which is essentially mined out and therefore was not estimated. Table 27 is a summary of drillholes used and rejected by model area.

Table 27: Summary of Drillholes used and Rejected by Model Area

	Used for Resource			Rejected			Non-Resource			Total
Model	Number	Length	Length	Number	Length	Length	Number	Length	Length	Number	Length	Length
Area	of Holes	Drilled	Sampled	of Holes	Drilled	Sampled	of Holes	Drilled	Sampled	of Holes	Drilled	Sampled
PEEL	583	51,502	14,111	38	2,857	923	26	4,121	2,510	647	58,480	17,545
PENG	335	38,575	12,312	20	1,871	772	7	790	144	362	41,236	13,228
SHAM	216	27,133	18,702	10	2,101	1,434				226	29,234	20,136
TARN	75	6,452	1,901	12	442	108	1	106	26	88	7,000	2,035
KNOLL				2	327	320	35	1,379	246	37	1,706	566
Total	1209	123,662	47,028	82	7,597	3,557	69	6,396	2,926	1360	137,656	53,510

Mineralized envelopes were defined based upon lithology codes and gold assays, and modeled as wireframes in either Minesite or Vulcan software. In most areas these represent limestone hosted “manto” and “chimney” zones. In the Shamrock model area, these are siliciclastic hosted veins and stockworks. Fifty-two separate wireframes were created, 23 in the Peel Area, 13 in the Penguin-Lab area, 12 in the Shamrock area, and 4 in the Tarn area. The locations of these shapes are shown in Figure 19. Cross-sections are shown in figures 19 through 21.

Figure 18: Drillhole Locations and Modeled Areas with Deposit Names

Figure 19: Cross-Section, Peel Deposit

Figure 20: Cross-Section, Gulley Deposit

     Figure 21: Cross-Section, Lab Deposit

The geologic database was used to determine the intensity of mineralization, and the oxidation state of the mineralization. A temporary field called TotSu was derived by adding the percentages of all of the logged sulfides (PO+PY+APY+CPY).

An oxidation code was calculated based upon the geologic logs, with influence from the LCODE, the total sulfides and the OXINT fields:

The resulting codes (valued 1 through 5) can be described as follows:

1.	Massive Oxide.
2.	Moderate Oxide.
3.	Moderate or Unmineralized.
4.	Moderate Sulfide.
5.	Massive Sulfide.

The highly variable specific gravity of the ore mineralization has been a significant issue at Ketza in the past. The oxide mineralization is very light, and the sulfide material is extremely heavy. Estimates made prior to mining did not adequately account for this. Very high-grade oxide material was extrapolated into sulfide areas and ounces were over-estimated. Due to this issue, exhaustive studies were undertaken by Canamax in the late 1980’s to get a more accurate density factor for the oxide material which was their primary mill feed.

In 2006 numerous density measurements were made on sulfide ore, yielding an average density of 4.2 for sulfide ore in the Flint, Gulley, Fred’s Vein and Tarn areas.

In late 2007, specific gravity measurements were collected for 101 samples from across the entire deposit area. Due to the relatively few samples measured and the apparent irrelevance of area on the measurements, samples were analyzed primarily by lithology/ore type. Only a few samples of pure oxide and sulfide material were collected for this program because exhaustive studies had been made of these previously by Canamax in the late 1980’s and YGC in 2005-2006. The samples taken in 2007 confirmed these previous studies and that the average SG of the unmineralized material is 2.75. Based upon the results form all of the studies, the following scheme was used for assigning specific gravity values to each drillhole composite:

  Default: SG = 2.75;
  High-grade default, Au greater than 5.0g/t: SG = 3.1;
  Oxide: SG = 2.2;
  Moderate oxide: SG = 2.5;
  Moderate Sulfide: SG = 3.7; and
  Sulfide: SG = 4.2.

Table 28 lists the average and minimum and maximum SG values for the various rock types at each of the areas.

Table 28: Statistics for SG Data

Material->	ASQ + Min (Qtz Vn)				Dilution				Host Rock				LS + Min				Oxide				Sulf
Area	#	Avg	Min	Max	#	Avg	Min	Max	#	Avg	Min	Max	#	Avg	Min	Max	#	Avg	Min	Max	#	Avg	Min	Max
Flint					2	2.84	2.75	2.93	2	2.79	2.74	2.83	3	2.74	2.69	2.81					3	4.50	4.30	4.67
FV	3	2.76	2.68	2.84	2	2.77	2.73	2.80	2	2.72	2.64	2.80									3	4.19	3.93	4.36
Gully	5	2.83	2.7	3.24	3	2.76	2.72	2.79	2	2.75	2.74	2.75									5	4.25	4.12	4.37
HD					3	2.51	2.21	2.66	3	2.69	2.68	2.72					5	2.21	1.89	2.50
Lab					2	2.77	2.71	2.83	2	2.75	2.68	2.81
Peel					5	2.90	2.36	3.96	3	2.67	2.56	2.73
Peng.					2	3.04	3.01	3.07	2	2.85	2.74	2.96	3	2.75	2.65	2.9
QB	9	2.76	2.6	3.06	9	2.92	2.72	3.97	3	2.84	2.81	2.86
Tarn					3	2.73	2.73	2.74	2	2.76	2.76	2.76	5	2.86	2.64	3.4					5	4.12	3.45	4.51
Total	17	2.78	2.6	3.24	31	2.83	2.21	3.97	21	2.75	2.56	2.96	11	2.80	2.64	3.4	5	2.21	1.89	2.5	16	4.24	3.45	4.67

After the Specific Gravity value was assigned, another database field (SGAU) was calculated by multiplying SG by the Gold Assay. This was used in the compositing process to weight the composites by SG.

Drillhole assay data was composited at downhole lengths of 1.5m, broken at mineralized envelope boundaries. Unsampled intervals were carried at a zero grade. A very few intervals of lost core, usually resulting from highly oxidized mineralized zones, were omitted from the composites. The majority LCODE field was recorded in composites, while SGAU, REDOX, and SG were length-weight averaged as numeric values. After the composites were created, the gold value was back calculated with the formula: AU = SGAU / SG.

Variograms were generated from 1.5m composites for each main group of ore zones (Figures 22 and 23). Each group had at least one orientation which yielded a recognizable variogram structure, but rarely more than one. This is not uncommon for such discontinuous zones with limited spatial extent and moderate drill spacing. The relative similarity of the recognizable variogram ranges, influenced the choice of Major and Semi-Major axis of the search radius in the grade estimation. Variogram model attributes are listed in Table 29.

Table 29: Variogram Model Parameters

Deposit Area	Nugget	Sill_Dif	Range
Peel	1.20	2.2	54
Ridge	0.28	1.6	51
Fork/Break	1.50	1.1	50
Lab	1.00	2.7	51
Hoodoo	1.00	4.6	60
Peng/Tarn	1.00	1.6	45
Gully	1.00	0.7	50
QB	2.00	2.0	60
3M	0.50	1.7	47

Univariate statistics were used to determine high-grade restriction levels for each individual area. The Gully deposit was treated separately from the rest of Shamrock, as it has more consistent high-grade than the QB and 3m zones. Probability plots and grade histograms were reviewed and are summarized below in Table 30. Inside the mineralized envelopes, the Peel area has the most consistent high-grade material, while Shamrock has the least. The high-grade outside of the mineralized envelopes is relatively insignificant, and in some cases high-grade restrictions were not required.

Table 30: Composite Summary Statistics by Model Area

Model Area	Count #Assays	g/t-Au Average	Quartile g/t-Au					HG Limit
			Min	Q1	Q2	Q3	Max	g/t-Au
Peel Inside	2,366	5.07	0.00	0.14	1.59	5.48	92.57	65
Penguin Inside	1,038	2.74	0.00	0.02	0.77	2.81	62.89	35
Shamrock Inside	830	1.83	0.00	0.10	0.57	1.91	28.00	20
Tarn Inside	228	4.14	0.00	0.50	1.48	4.18	48.90	25
Gully Inside	246	3.29	0.00	1.21	2.03	3.64	37.60	35
Peel Outside	8,739	0.157	0.001	0.003	0.010	0.045	68.80	35
Penguin Outside	7,401	0.102	0.001	0.001	0.006	0.028	25.40	NA
Sham. Outside	7,779	0.147	0.001	0.005	0.025	0.094	25.10	15
Tarn Outside	997	0.066	0.001	0.001	0.004	0.023	3.35	NA
Gully Outside	4,107	0.068	0.001	0.001	0.006	0.021	14.10	NA

Four block models were defined for the model areas as shown in Figure 18. Each block model consists of a framework with 5m cube blocks. Wireframes of the 52 mineralized envelopes were used to assign a percentage inside the envelope, and estimations were made separately for the inside and outside block fractions. Any block which had more than 0.5% inside a mineralized envelope was assigned a code corresponding to the wireframe.

Grade estimations were made using the inverse distance squared estimation method. A minimum of 3 samples were required with a maximum of 12 composites used for each block. Based on the relative similarity of the recognizable variograms, a standardized search radius of 50m x 50m was used. The minor axis was generally kept down to between 7 and 12m depending on the zone’s thickness and geometry. Zones which did not conform to a plane required wider minor searches to ensure continuous estimation of blocks.

Estimation of block grades for the blocks and fractions outside the mineralized envelope used a consistently narrow search to avoid smearing grades over a spherical region. The orientation of the search radii for the outside blocks varied from region to region depending upon the apparent alignment of ore grades.

AUSG and SG values were estimated in the block models. This was done as a means of weighting the estimation by the specific gravity of the samples. Other variables include number of composites, distance to the closest composite and average distance to composites used in the estimation. Gold values were back calculated with the following formulas by dividing AUSG by SG.

An extra gold variable was estimated simply as a means of applying the high-grade gold restriction. This restriction prevents a composite above a specific threshold from influencing any block beyond a distance which is shorter than the search radius. In this case the restricted search radii used for samples above the threshold was 35m x 35m x 5m inside the mineralized envelopes, and 20m x 20m x 5m for samples outside the mineralized envelopes.

Resources were classified by distance to nearest sample within most ore shapes. Any block which was within 35m of the nearest sample was designated as indicated, except in a few ore shapes which were forced to the designation of inferred. In a few shallow, well-drilled mineral envelopes, measured resources were allowed where the distance to the nearest composite was less than 15m, and at least 12 composites were used to estimate the block. This was allowed in 2 shapes in Peel, 2 in Lab and in the Gully zone in Shamrock. Blocks which were more than 35m from the nearest sample were designated as inferred in all ore shapes. Since these alignments used for “outside” blocks are approximate and subject to revision, all outside block grades are considered inferred.

This mineral inventory of all estimated (unmined) material above a 1.0g cut-off is supplied for comparison to previous resources which were listed in this fashion (Table 31). This is only considered an inventory, as much of the material will likely never be recoverable with an open pit, and should therefore be listed at a higher cut-off.

Figure 22: Peel Model Variograms

range
range
range
range

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 15-5.doc

Ketza River,
Yukon Territory, Canada

Figure 15-5

Peel Model Variograms

Date: 03-10-08 | Approved: LM

Figure: 15-5

Figure 23: Penguin-Lab Shamrock Variograms

SRK Consulting
Engineers and Scientists

SRK Job No.: 174703

File Name: Figure 15-6.doc

Ketza River,
Yukon Territory, Canada

Figure 15-6

Penguin-Lab Shamrock
Variograms

Date: 03-10-08 Approved: LM

Figure: 15-6

Table 31 Mineral Inventory at a 1.0g/t CoG

	Measured + Indicated			Inferred
Area	kt	koz	g/t-Au	kt	koz	g/t-Au
Peel	2,444	409	5.21	600	45	2.31
Penguin-Lab	965	138	4.44	640	41	2.01
Shamrock	1,630	149	2.85	1,292	101	2.44
Tarn	86	10	3.50	61	4	2.07
Total	5,125	706	4.29	2,593	191	2.29

Resource Definition

In order to distinguish between potential Open Pit Resources and Underground Resources, pit optimizations were performed using Minesights Lerchs-Grossmann implementation. The parameters used for these optimizations were fairly liberal, as this exercise was done simply to determine which blocks could reasonably be expected to be mined at open pit cut-offs. A 1.0g/t resource cut-off was applied to any block that could optimistically be mined by an open pit, and a 3.0g/t cut-off was applied to blocks outside of the optimistic pit, to account for higher underground mining costs for those blocks. This was not done as definition of reserves, simply as a way of eliminating the portion of the Mineral Inventory which could not reasonably be expected to be recovered economically.

Pit Optimization Net Value Calculation

A net value was calculated for every block in the model. The net value considers mining cost, ore (process) cost, and recoverable gold value as outlined below. The block model tracks the fractions of blocks within mineralized envelope wireframes separately from the portion outside of the wireframes. The portion inside the wireframe typically is higher-grade and represents the potential ore portion of the block. Ore costs and recoverable values can be applied to the inside and outside block fractions separately. Calculation of the values outlined below results in the net value for each block.

Mining Cost: The calculation for mining cost is fairly simple and involves multiplying the volume of the block by a tonnage factor to come up with a block tonnage. If blocks intersect topography, the block tonnage is reduced by the percent portion of the block above topo. A $2.82/t value is multiplied by the block tonnage to come up with a per block mining cost. For the purposes of the cost to mine a block of material, a blanket tonnage factor of 2.75t/m3 was applied on the premise that changes in density will not markedly change the cost to blast, mine, and haul a given volume of rock as factors such as haul distance and equipment size are usually more important;

Ore Cost: The total process cost and any additional ore tonnage costs are calculated for the potential ore fraction of each block. The per tonnage costs are multiplied only by the tonnage of the potential ore fraction of each block;

Recoverable Value: Likewise, the recoverable value is calculated only for the potential ore fraction of each block. The gold grade is multiplied by price per gram, ore tonnage and the metallurgical recovery;

Ore Revenue: Ore costs per block are then subtracted from the recoverable value, and if the result is positive, this is the ore revenue for the block. If the ore costs exceed the recoverable value, then it is not worth processing the block, and the ore revenue is set to zero; and

Net Value: The net value of the block is simply the ore revenue minus the mining cost. Analysis of net values within the blocks can be used to determine waste, sub-ore, and ore based on mine-cut-off versus mill-cut-off. A waste block will have a negative net value equal to the cost to mine the block. An “ore” block will have a net value of more than zero, and is worth mining by itself. A “sub-ore” block will have a negative net value greater than the mining cost, and is worth processing, but only if it needs to be mined in order to get to an “ore” block.

Optimization Parameters

Gold Price:	$1,000 US$/troy oz

Metallurgical recovery	85%

Specific Gravity	SG variable as modeled per block
(for gold content and process costs)

Specific Gravity	2.75
(for mining costs)

Mining cost/t	US$2.82

Process cost/t-ore	US$12.00

These parameters are based on a cost profile assuming an operation of 1,500t-ore/d and an overall 8:1 stripping.

Lerchs-Grossmann Pit Optimization

Once the net values have been calculated, the Lerchs-Grossmann process operates solely on these, using the specified pit slope. In the pit optimization analysis, blocks must contain enough revenue in the VAL fields to not only pay for their own mining, but also help pay for waste blocks above them. Very low-grade blocks (with only minor revenue after process to partially offset their own mining) can have their mining paid for by higher-grade blocks below them, thus they can be treated as a form of incremental ore. Note that the cut-off grade for each block will differ slightly as there are a variety of modeled SG’s which influence the net value in conjunction with the gold grade. The output of the process is a surface file, which can be used in tabulating resources from the block model. The mineral resource for Ketza River is presented in Table 32. Figure 25 is a map showing the extent of the pits resulting from this exercise.

Resource Statement

Table 32: Ketza River Resource Statement

	Open Pit Resource			Underground Resource			Combined (OP+UG)
Area	kt	g/t-Au	koz	kt	g/t-Au	koz	kt	g/t-Au	koz
Measured
Peel	303.2	7.17	69.8	2.0	4.34	0.3	305.2	7.15	70.1
Penguin-Lab	205.2	7.70	50.8	18.5	6.78	4.0	223.7	7.62	54.8
Shamrock	182.5	3.65	21.4	0.8	3.78	0.1	183.2	3.65	21.5
Tarn	0.0		0.00	-		-
Total Measured	690.9	6.39	142.0	21.3	6.43	4.4	712.2	6.40	146.5

Indicated
Peel	1,878.6	5.14	310.6	98.9	5.73	18.2	1,977.5	5.17	328.8
Penguin-Lab	567.7	3.56	65.0	70.7	5.05	11.5	638.4	3.72	76.5
Shamrock	519.6	3.58	59.8	175.8	4.74	26.8	695.5	3.87	86.6
Tarn	54.6	4.26	7.5	3.6	4.92	0.6	58.2	4.30	8.0
Total Indicated	3,020.5	4.56	442.9	349.0	5.09	57.1	3,369.5	4.61	499.9

Measured and Indicated
Peel	2,181.80	5.42	380.4	100.9	5.70	18.5	2,283	5.44	399.0
Penguin-Lab	772.9	4.66	115.8	89.2	5.40	15.5	862.1	4.74	131.3
Shamrock	702.1	3.60	81.2	176.6	4.74	26.9	878.7	3.83	108.1
Tarn	54.6	4.26	7.5	3.6	4.92	0.5	58.2	4.3	8.0
Total M&I	3,711.4	4.90	584.9	370.3	5.16	61.5	4,081.7	4.93	646.4

Inferred
Peel	298.1	2.79	26.7	27.6	3.72	3.3	325.7	2.86	30.0
Penguin-Lab	188.1	2.33	14.1	59.9	4.14	8.0	248.0	2.77	22.1
Shamrock	229.7	2.83	20.9	225.9	5.03	36.5	455.6	3.92	57.5
Tarn	46.3	2.20	3.3	-	-	-	46.3	2.2	3.3
Total Inferred	762.2	2.65	65.0	313.4	4.74	47.8	1,075.6	3.26	112.8

Grade tonnage curves were calculated at 0.5g/t cutoff intervals. Figure 26 shows grade tonnage curves for the entire mineral envelope and the grade tonnage curve only within the $1000 gold optimized pit shapes.

Figure 25: Optimized Pits, $1,000 Gold

Figure 26: Grade Tonnage Curves

Ketza River Project Mineral Inventory
Grade Tonnage Curve (Measured+Indicated, All Deposits)
Tonnes (Millions)
(Grade g/t)
Ounces (1000's)
M-Tonnes
Grade(g/t)
K-Oz

Cutoff(Au g/t)	0.00	0.50	1.00	1.50	2.00	2.50	3.00	3.50	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00	8.50	9.00	9.50	10.00
M-Tonnes	6.53	5.80	5.11	4.27	3.61	3.02	2.56	2.19	1.86	1.59	1.38	1.19	1.03	0.90	0.80	0.71	0.63	0.56	0.50	0.45	0.41
Grade(g/t)	3.5	3.8	4.3	4.9	5.5	6.1	6.7	7.3	7.9	8.5	9.1	9.7	10.3	11.0	11.5	12.0	12.6	13.1	13.6	14.1	14.6
K-Oz	730	725	708	671	635	592	552	513	475	437	403	374	344	317	296	274	255	237	220	203	193

Ketza River Project Open Pit Resource
Grade Tonnage Curve (Measured+Indicated, All Deposits)
Tonnes (Millions)
(Grade g/t)
Ounces (1000's)
M-Tonnes
Grade(g/t)
K-Oz

Cutoff(Au g/t)	0.00	0.50	1.00	1.50	2.00	2.50	3.00	3.50	4.00	4.50	5.00	5.50	6.00	6.50	7.00	7.50	8.00	8.50	9.00	9.50	10.00
M-Tonnes	4.18	4.03	3.71	3.29	2.87	2.49	2.18	1.91	1.65	1.44	1.26	1.10	0.95	0.84	0.75	0.66	0.59	0.53	0.48	0.42	0.38
Grade(g/t)	4.4	4.6	4.9	5.4	5.9	6.5	7.0	7.5	8.1	8.7	9.2	9.8	10.4	11.0	11.5	12.1	12.6	13.1	13.6	14.2	14.6
K-Oz	594	593	585	580	545	517	490	462	432	405	374	346	320	296	278	257	239	224	210	192	181

SRK Consulting Engineers and Scientists	Ketza River, Yukon Territory, Canada	Figure 15-8 Grade Tonnage Curves
SRK Job No.: 174703		
File Name: Figure 15-82.doc		Date: 03-10-08 / Approved: LM / Figure: 15-8

(c)          Other Properties

Silver Valley Property, Yukon – The Issuer was granted an option to acquire a 100% interest in six (6) claims located in the Yukon Territory. The primary focus of exploration for this property will be silver, with a secondary focus on gold, lead and zinc. The Issuer has staked an 114 claims around the six claims, and these are registered in the name of the Issuer.

Bay Property, Yukon – The Issuer has staked 36 claims near Watson Lake, Yukon. The primary focus of exploration for this property will be silver.

Silver Bar, Arizona - The Issuer has a 100% interest in 55 claims in Pinal County, Arizona. The focus of exploration of this property will be gold and copper.

Greenwood properties - The Issuer owns a 75% interest in 31 claims in the Greenwood Mining District in southeast British Columbia. These claims are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in the current year.

ITEM 5:          DIVIDENDS

5.1          Dividends

To date, the Issuer has not paid any dividends on its common shares and has no dividend policy with respect to the payment of dividends.

ITEM 6:          DESCRIPTION OF CAPITAL STRUCTURE

6.1          General Description of Capital Structure

The Issuer is authorized to issue an unlimited number of common shares without par value (the "Common Shares"). 175,233,430 Common Shares are issued and outstanding as at March 24, 2008. The Issuer also has 21,175,932 Share Purchase Warrants (the “Warrants”) outstanding. Each warrant, when exercised, will entitle the holder to purchase one common share of the Issuer at a price of $3.00 per share on or before June 20, 2012.

Holders of the Common Shares of the Issuer shall be entitled to notice of, to attend and vote at any meeting of the shareholders of the Issuer and to one vote per share on a ballot. Shareholders will be entitled to receive dividends as and when declared by the Board of Directors of the Issuer as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares ranking in priority to the Issuer’s Shares in respect of dividends. Shareholders shall be entitled in the event of any liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, or any other distribution of the assets among its shareholder for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital upon dissolution attached to all shares of other classes of shares ranking in priority to Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any class of shares ranking equally in respect of return of capital, in such assets of the Issuer as are available for distribution.

6.2          Constraints

There are no constraints imposed on ownership of securities of the Issuer to ensure that the Issuer has a required level of Canadian ownership.

6.3          Ratings

The Issuer has not received a security rating with respect to its Common Shares.

ITEM 7:          MARKET FOR SECURITIES

7.1          Trading Price and Volume

The following table sets out the market price range and trading volume of the Common Shares on the Exchange under the symbol YNG for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume
2007 January	$3.00	$1.75	$2.32	3,351,500
February	$2.63	$1.80	$2.05	3,460,500
March	$2.05	$1.53	$1.61	3,119,200
April	$2.29	$1.59	$1.95	4,315,800
May	$2.05	$1.62	$1.67	1,912,000
June	$1.80	$1.52	$1.65	1,766,400
July	$1.72	$1.15	$1.29	4,462,600
August	$1.46	$1.05	$1.35	8,979,600
September	$1.85	$1.26	$1.79	5,513,800
October	$1.77	$1.39	$1.70	6,948,600
November	$1.85	$1.51	$1.59	5,765,900
December	$1.64	$1.25	$1.41	5,375,400
2008 January	$1.75	$1.38	$1.65	4,677,600
February	$1.69	$1.40	$1.55	4,055,300
Week ending March 7	$1.79	$1.55	$1.75	2,334,400
Week ending March 14	$1.80	$1.64	$1.66	932,200
Week ending March 21	$1.72	$1.58	$1.60	871,353
Week ending March 28	$1.70	$1.56	$1.65	994,757

The Issuer also has 21,175,932 warrants outstanding which, commencing November 7, 2007, traded on the Exchange under the symbol YNG.WT. The Warrants expire on June 20, 2012.

Period	High ($)	Low ($)	Close ($)	Volume
2007 November	$0.65	$0.40	$0.40	347,600
December	$0.55	$0.55	$0.55	3,000
2008 January	$0.75	$0.60	$0.65	28,100
February	$0.75	$0.59	$0.59	9,000
Week ending March 7	$0.73	$0.70	$0.73	16,300
Week ending March 14	N/A	N/A	N/A	0

Period	High ($)	Low ($)	Close ($)	Volume
Week ending March 21	N/A	N/A	N/A	0
Week ending March 28	$0.60	$0.60	$0.60	4,000

7.2          Prior Sales

The Issuer does not have any class of securities which are outstanding but not listed or quoted on a marketplace.

ITEM 8:          ESCROWED SECURITIES

8.1          Escrowed Securities

Set forth below are details of the Issuer’s securities held in escrow as at December 31, 2006:

Designation of Class	No. of Securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class
Common Shares	2,361,646*	1.35%

*	The escrow agent is Pacific Corporate Trust Company (“PCTC”) of 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.

Pursuant to an agreement dated February 22, 2005 between various shareholders of the Issuer, PCTC and the Issuer, 15,899,110 Shares (the “Escrow Shares”) were deposited in escrow with PCTC as escrow agent on the listing of the Issuer’s shares on the Exchange. The Escrow Shares are released as follows:

On the date the Applicant’s shares were listed on the Toronto Stock Exchange (April 13, 2005)	1/10 of the Escrow Shares (released)
6 months after the listing date	1/6 of the Escrow Shares (released)
12 months after the listing date	1/5 of the Escrow Shares (released)
18 months after the listing date	1/4 of the Escrow Shares (released)
24 months after the listing date	1/3 of the Escrow Shares (released)
30 months after the listing date	1/2 of the Escrow Shares (released)
36 months after the listing date	the remaining Escrow Shares

ITEM 9:          DIRECTORS AND OFFICERS

9.1          Name, Occupation and Security Holding

Name of Director/Executive Officer, Province or State and Country of Residence	Principal Occupation during the past five years	Current Position and Date of Appointment
Robert E. Chafee(3)(2) Ontario, Canada	Chairman and CEO of Etobicoke Ironworks Inc.	Director, May 19, 2005 to date
Graham Dickson British Columbia, Canada	President of Celec Inc., June 1993 to date.	President, Chief Executive Officer and Director, from April 17, 1997 to date

Name of Director/Executive Officer, Province or State and Country of Residence	Principal Occupation during the past five years	Current Position and Date of Appointment
John R.W. Fox (3)(4) British Columbia, Canada	President of Laurion Inc. since 1998.	Director, March 18, 2005 to date
Iain J. Harris(2)(4) British Columbia, Canada	Chairman of Summit Holdings Ltd since February 1995	January 5, 2007 to date
Peter M. Holbek British Columbia, Canada	President of Viking GeoScience January 2003 to date; Vice President, Exploration of Atna Resources Ltd., November 1996 to October 2002.	Director, October 6, 2005 to date
R.J. (Don) MacDonald (1) British Columbia, Canada	Senior Vice President and CFO of NovaGold Resources Inc. January 2003 to date; Senior Vice President and CFO of Forbes Medi-Tech Inc. from 2001 to 2003.	Director, July 7, 2005 to date
Dorian (Dusty) Nicol Colorado, U.S.A.	Executive Vice President, Exploration and Director of the Issuer since May 2007; President and Chief Executive Officer of Queenstake Resources Ltd. from March 2005 to May 2007 and Vice President of Exploration from 1999 to 2003.	Director, May 18, 2007 to date
E. Lynn Patterson British Columbia, Canada	Retired since 1998.	Chairman and Director, May 19, 2005 to date
Peter Bojtos Colorado, U.S.A.	Director of Queenstake Resources Ltd. from 2000 to May 2007; a professional engineer and a director of several public companies.	Director, May 18, 2007 to date
Neil J.F. Steenberg (3)(4) Ontario, Canada	Lawyer; Partner and chair of the national corporate finance and securities practice at Gowling Lafleur Henderson, LLP, from 1994 to 2003.	Director, March 25, 2005 to date
Christopher Oxner British Columbia, Canada	CFO and Controller of the Issuer since July 2005; accountant at 636809 BC Ltd from January 2004 to May 2005; Controller of BJs Budget Lodge Ltd from April 1998 to December 2003.	Chief Financial Officer, Controller and Assistant Secretary, July 7, 2005 to date
Graham Scott British Columbia, Canada	Lawyer; Principal, Vector Corporate Finance Lawyers from July 1, 2001 to date.	Secretary since May 19, 2005

(1)	Chair of the Audit Committee.
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Governance Committee.

The directors are elected at the Annual General Meeting for a period of one year. The Issuer’s next Annual General Meeting is scheduled to be held on May 27, 2008 and it is anticipated that all of the above directors will be nominated for re-election. Officers of the Issuer are appointed by the Board of Directors.

As of March 24, 2008, 7,026,785 common shares of the Issuer are beneficially owned, or controlled or directed, directly or indirectly by the directors and executive officers, as a group, representing 4.01% of the issued and outstanding voting securities (175,233,430 common shares).

9.2          Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, during the 10 years prior to the date of this AIF, none of the directors or executive officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has been a director or officer of any other issuer that, while that person was acting in that capacity:

(a)	was the subject of an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or
(b)

was subject to an event that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

In June 2000, the Ontario Securities Commission ordered that the management and certain insiders of Link Minerals Ventures Inc. (“Link”) be prohibited from trading in securities until Link’s annual financial statements were filed. As a director of Link at that time, Mr. Bojtos, a director of the Issuer, was subject to the order.

The British Columbia Securities Commission issued a cease trade order against Link in August 2001 for failure to file annual financial statements. Mr. Bojtos, a director of the Issuer, was a director of Link at that time.

Mr. Bojtos was a director of Sahelian Goldfields Inc. (“Sahelian”) when it was the subject of a proposal under the Bankruptcy and Insolvency Act (Canada), which proposal was approved by the creditors and by the courts in August 2001. Sahelian is now reorganized.

Mr. Bojtos was a director of Sahelian in May 1999 when a cease trade order was issued by the British Columbia Securities Commission and in June 2000 when the Ontario Securities Commission issued a cease trade order against Sahelian for failure to file annual financial statements for its 1998 fiscal year, and the first quarter interim financial statements within the time required. Sahelian was reorganized under the Bankruptcy and Insolvency Act (Canada) in 2002 and both cease trade orders were lifted.

During the 10 years prior to the date hereof, no director or executive officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On December 8, 2003, Mr. Harris entered into a Settlement Agreement with the staff of the Alberta Securities Commission (the “Commission”) arising from the sale in June 2000, of 10,000 shares of Newport Petroleum Corporation (“Newport”), a reporting issuer of which Mr. Harris was at the time a director. In the Agreement, Mr. Harris agreed that he made such sale while in possession of undisclosed material facts relating to Newport, and that he failed to file an Insider Report with respect to the sale. Under the Agreement, Mr. Harris agreed to pay an administrative penalty of $25,000, and a contribution of $25,000 to the costs of the investigation. Mr. Harris did not accept the Commission’s position that the facts justified a prohibition on his being a director or officer of a reporting issuer. On December 9, 2003, the Commission ordered Mr. Harris to resign as a director or officer of any reporting issuer in which he then held such a position, and prohibited him from becoming or acting as a director or officer, or as a director and officer, of any reporting issuer for a period of six months from December 9, 2003.

Peter Holbek was a director of Western African Ventures Exchange Corp. (“West African”) between November 24, 1999 and November 30, 2002. On April 3, 2002, West Africa was subject to a cease trade order issued by the British Columbia Securities Commission for failure to file required financial information. A similar order was issued by the Alberta Securities Commission on April 4, 2002. Both orders were revoked in June 2002 and trading was reinstated on June 27, 2002.

The foregoing information, not being within the knowledge of the Issuer, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Issuer to materially control the Issuer.

Subsequent to January 1, 2008, no director or executive officer of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

9.3          Conflicts of Interest

The Issuer has adopted, in accordance with Appendix M of the Issuer’s Corporate Governance Manual, a code of conduct and conflict of interest guidelines for directors and officers including disclosure requirements.

ITEM 10:        PROMOTERS

10.1        Promoters

Under the definition of "promoter" contained in Section 1 of the Securities Act (British Columbia), Graham Dickson, President of the Issuer, is a promoter of the Issuer, since he took the initiative of substantially reorganizing the business of the Issuer. Mr. Dickson beneficially owns or controls or directs, directly or indirectly, 2,606,000 common shares (1.49% of the issued and outstanding) of the Issuer. 380,700 of these shares are subject to escrow. See “Escrowed Securities” for further details.

ITEM 11:        LEGAL PROCEEDINGS

11.1        Legal Proceedings

The Nevada Department of Environmental Protection (“NDEP”) mandated that the Issuer construct an evaporation pond facility as part of Jerritt Canyon’s long-term closure and reclamation plan. The Issuer and its legal advisers believe that reimbursement for the cost of the evaporation pond is covered under its reclamation insurance policy.

The Issuer filed suit on January 19, 2007 against the Insurer in United States District Court for the District of Colorado. The suit seeks US$8.4 million for construction of the evaporation pond at the Issuer’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurer’s failure to reimburse the Issuer under its reclamation costs insurance policy. The Issuer’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates. The matter has been referred to arbitration.

ITEM 12:        INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1        Interest of Management and Others in Material Transactions

Each of the following directors and senior officers has an interest in the Issuer’s Stock Option Plan which was approved by the Issuer’s shareholders on May 18, 2007:

Name of Optionee	Position of Optionee (Director/Officer/ Employee/Consultant)	Date of Grant	No. of Shares	Exercise Price	Expiry Date
Graham Dickson	Director	Apr. 14, 2005	500,000	$0.60	Apr. 14, 2010
Neil Steenberg	Director	Apr. 14, 2005	250,000	$0.60	Apr. 14, 2010
John Fox	Director	Apr. 14, 2005	250,000	$0.60	Apr. 14, 2010
Graham Scott	Officer	Apr. 14, 2005	250,000	$0.60	Apr. 14, 2010
Richard Appel	Consultant	Apr. 14, 2005	150,000	$0.60	Apr. 14, 2010
Robert Chafee	Director	Oct. 1, 2005	250,000	$0.60	Oct. 1, 2010
Lynn Patterson	Director	Oct. 1, 2005	250,000	$0.60	Oct. 1, 2010
Don MacDonald	Director	Oct. 1, 2005	250,000	$0.60	Oct. 1, 2010
Chris Oxner	Officer	Oct. 1, 2005	150,000	$0.60	Oct. 1, 2010
Peter Holbek	Director	Oct. 1, 2005	250,000	$0.60	Oct. 1, 2010
Graham Dickson	Director	Jan. 5, 2007	600,000	$2.77	Jan. 5, 2012
John Fox	Director	Jan. 5, 2007	50,000	$2.77	Jan. 5, 2012
Neil Steenberg	Director	Jan. 5, 2007	50,000	$2.77	Jan. 5, 2012
Don MacDonald	Director	Jan. 5, 2007	50,000	$2.77	Jan. 5, 2012
Robert Chafee	Director	Jan. 5, 2007	50,000	$2.77	Jan. 5, 2012
Peter Holbek	Director	Jan. 5, 2007	50,000	$2.77	Jan. 5, 2012
Lynn Patterson	Director	Jan. 5, 2007	50,000	$2.77	Jan. 5, 2012
Graham Scott	Officer	Jan. 5, 2007	50,000	$2.77	Jan. 5, 2012
Iain Harris	Director	Jan. 5, 2007	300,000	$2.77	Jan. 5, 2012
Chris Oxner	Officer	Jan. 5, 2007	25,000	$2.77	Jan. 5, 2012
Dusty Nicol	Director	June 20, 2007	50,000	$3.85	July 27, 2008
Peter Bojtos	Director	June 20, 2007	20,000	$3.85	July 27, 2008
Dusty Nicol	Director	June 20, 2007	42,500	$5.70	July 5, 2009
Peter Bojtos	Director	June 20, 2007	24,000	$5.70	July 5, 2009
Graham Dickson	Director	Aug. 10, 2007	1,000,000	$1.74	Aug. 10, 2012
Lynn Patterson	Director	Aug. 10, 2007	400,000	$1.74	Aug. 10, 2012
Chris Oxner	Officer	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
John Fox	Director	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
Bob Chafee	Director	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
Iain Harris	Director	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
Neil Steenberg	Director	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
Peter Holbek	Director	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
Don MacDonald	Director	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
Peter Botjos	Director	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
Dusty Nicol	Director	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012
Graham Scott	Officer	Aug. 10, 2007	200,000	$1.74	Aug. 10, 2012

During the year the Issuer was charged a total of US$122,556 in management fees by a company owned by a director.

ITEM 13:        TRANSFER AGENTS AND REGISTRARS

Item 13.1        Transfer Agents and Registrars

The Registrar and Transfer Agent for the Issuer is:

Pacific Corporate Trust Company	Pacific Corporate Services Limited
2nd Floor, 510 Burrard Street	100 University Ave, 11th Floor
Vancouver, B.C., V6C 3B9	Toronto, ON M5J 2Y1

ITEM 14:        MATERIAL CONTRACTS

Item 14.1        Material Contracts

Set forth below are details of every contract, other than a contract entered into in the ordinary course of business, that is material to the Issuer and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

1.	Incentive Stock Option Plan (the “Plan”) authorizing the reservation of no more than 10% of the Issuer’s outstanding shares for issuance under the Plan.

2.

Pursuant to a Consulting Agreement effective June 1, 2006 with Celec Inc. (“Celec”), the Issuer retained Celec to provide the personal services of Graham C. Dickson as the President and as consultant to the Issuer for a period of two years for an annual payment of $180,000.

3.

Pursuant to Stock Option Certificates dated April 14, 2005, October 1, 2005, January 5, 2007 and August 10, 2007, the Issuer granted options to Directors and Senior Officers as set out in Item 12.1 above

ITEM 15:        INTERESTS OF EXPERTS

15.1        Names of Experts

Landy A. Stinnett, of SRK Consulting (US), Inc. of Denver, Colorado, USA is the author of the SRK Report referred to in Section 5.4(a) hereof. Mr. Stinnett is a Professional Engineer in Wyoming (#4502).

Russell White and Leah Mach, of SRK Consulting (US), Inc. of Denver, Colorado, USA are the authors of the SRK Report referred to in Section 5.4(b) hereof. Mr. White is a Registered Geologist with the State of Washington (#2293) and Ms. Mach is a Certified Professional Geologist with the American Institute of Professional Geologists (#10940).

Mr. Gates of Spokane, Washington, is a licensed geologist in the state of Washington - #2253. Mr. Gates is also a Certified Professional Geologist with the American Institute of Professional Geologists - CPG#10902.

15.2        Interests of Experts

Messrs. Stinnett and White and Ms. Mach have no registered or beneficial, direct or indirect, interest in the securities of the Issuer.

Edward Gates has options to purchase 130,000 shares of the Issuer at a price of $0.82 per share until January 26, 2011.

ITEM 16:        ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is also contained in the Issuer’s Information Circular pertaining to its most recent Annual General Meeting that involved the election of directors and in the Issuer’s comparative financial statements and MD&A for its most recently completed financial year.

Set forth below is the additional information required pursuant to Form 52-110F1, Audit Committee Information Required in an AIF:

1.        The Audit Committee’s Charter

The Issuer’s audit committee (the “Audit Committee”) is governed by an audit committee charter, the text of which is attached as Schedule “A” to this AIF.

The Audit Committee has also adopted a “Whistleblower Policy”, the text of which is attached as Schedule “B” to this AIF.

The purpose of the Audit Committee is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

  The audit process;

  The financial accounting and reporting process to shareholders and regulatory bodies; and

  The system of internal financial controls.

2.        Composition of the Audit Committee

The Issuer’s audit committee is comprised of three directors, as set forth below:

Robert Chafee	R.J. (Don) MacDonald	Iain Harris

As defined in MI 52-110, the Board of Directors of the Issuer has determined that all members of the audit committee are “independent” and are financially literate, meaning that he must be able to read and understand financial statements.

The Chairman of the Audit Committee, Mr. MacDonald, has accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

3.        Reliance on Certain Exemptions

At no time since the commencement of the Issuer’s most recently completed financial year, has the Issuer relied on the following exemptions:

(a)	the exemption in section 2.4, De Minimis Non-audit Services;
(b)	the exemption in section 3.2, Initial Public Offerings;
(c)	the exemption in section 3.4, Events Outside Control of Member;
(d)	the exemption in section 3.5, Death, Disability or Resignation of Audit Committee Member; or

(e)	an exemption from Multilateral Instrument 52-110, Audit Committees, in whole or part granted under Section 8, Exemptions.

4.        Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Issuer’s most recently completed financial year, has the Issuer relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited and Exceptional Circumstances.

5.        Reliance on Section 3.8

At no time since the commencement of the Issuer’s most recently completed financial year, has the Issuer relied on the exemption in section 3.8, Acquisition of Financial Literacy.

6.        Audit Committee Oversight

At no time since the commencement of the Issuer’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

7.        Pre-Approval Policies and Procedures

The Committee has adopted specific policies regarding the engagement of the external auditors appointed by the shareholders of the Issuer (the “Auditors”) consistent with the Committee’s charter with a view to ensuring the Auditors’ independence. These pre-approval policies relate to the engagement of audit services, audit-related services and non-audit-related services.

8.        External Auditor Service Fees (By Category)

Set forth below are details of fees billed by the Issuer’s external auditor in each of the last two fiscal years for audit services:

Fiscal Year End	Audit Fees	Audit-Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2006	$36,750	Nil	Nil	Nil
December 31, 2007	$230,500	$64,5800	Nil	Nil

(1)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Issuer’s external auditor that are reasonably related to the performance of the audit or review of the Issuer’s financial statements and are not reported under “Audit Fees”.

(2)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Issuer’s external auditor for tax compliance, tax advice and tax planning.

(3)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Issuer’s external auditor, other than the services reported under clauses 1, 2 and 3 above.

Schedule “A” to the Annual Information Form of
Yukon-Nevada Gold Corp. (the "Issuer")

CHARTER OF THE AUDIT COMMITTEE

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Issuer.

1.0        Purpose

The purpose of the audit committee (the “Committee”) is to: (a) assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Issuer; and (c) be responsible for external and internal audit processes.

2.0        Composition and Membership

The Board will appoint the members (“Members”) of the Committee after the annual general meeting of shareholders of the Issuer. The Members will be appointed to hold office until the next annual general meeting of shareholders of the Issuer or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director.

The Committee will consist of three directors that meet the criteria for independence and financial literacy established by applicable laws and the rules of the stock exchange upon which the Issuer’s securities are listed, including Multilateral Instrument 52-110 - Audit Committees. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

The Board will appoint one of the Members to act as the Chairman of the Committee. The secretary of the Issuer (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0        Meetings

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

At the request of the external auditors of the Issuer, the Chief Executive Officer or the Chief Financial Officer of the Issuer or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one their number to act as Chairman of the meeting.

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee.

In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Issuer to produce such information and reports as the Committee may deem appropriate in order to fulfil its duties.

4.0        Duties and Responsibilities

Subject to the powers and duties of the Board of Directors, the duties and responsibilities of the Committee are as follows:

A.	The Audit Committee shall review and recommend updates to its terms of reference to the Corporate Governance Committee of the Board of Directors annually.

B.	The Audit Committee shall meet not less often than four times per year.

C.	The Audit Committee shall have responsibility for:

	i.	reviewing the financial statements of the Issuer and if appropriate recommending the approval of such financial statements by the Board of Directors;

	ii.	reviewing the internal financial and accounting, audit and reporting systems controls of the Issuer;

iii.

reviewing the independence, qualifications and objectivity of the Issuer's auditors, and making recommendations to the board of directors in the ease of vacancy of an auditor, as to the selection of the Issuer's auditors;

	iv.	reviewing and recommending auditors' remuneration;

	v.	reviewing the scope, results and findings of the Issuer's auditors, audit and non-audit services; and

	vi.	reviewing annually the status of significant current and potential legal matters.

D.	The Audit Committee shall ensure that effective lines of communication are maintained with the external auditor, internal auditors, financial management and the board of directors.

E.

The Audit Committee shall review with the auditors of the Issuer the relationships existing between them and the management of the Issuer to ensure an effective liaison in the coordination of audit effort regarding completeness of coverage, avoidance of redundant efforts and the effective use of audit resources.

F.	The Audit Committee shall review, discuss and consider with the auditors their approach to risk assessment, scope and plan of their audits. The review may include:

	i.	an annual assessment of areas of greatest risk to the Issuer and steps taken to address those risks;

	ii.	the annual assessment of the Issuer's insurance coverage, including the adequacy and cost thereof;

	iii.	the annual audit plan and overall audit universe;

	iv.	changes made from time to time in the audit universe and reasons therefor;

	v.	methods employed by management of the Issuer to assess risk and to prioritize the various audit proposals identified in the annual plan as well as unscheduled audit proposals: and

	vi.	any unusual occurrence affecting the management which may preclude the completion of the audit plan.

G.	The Audit Committee shall consider and review with the auditors and management of the Issuer:

	i.	the adequacy of the Issuer's internal financial controls;

	ii.	recommendations for the improvement of the Issuer's accounting procedures and internal financial controls; and

	iii.	any related significant findings and recommendations together with management's responses thereto.

H.

The Audit Committee shall review the annual consolidated financial statements which are to he submitted to the board of directors including management's discussion and analysis, if any, contained therein, or in any other relevant documentation. The review, may include:

i.

reports from the auditors as to the results of their examination to date and advise them of any problems regarding financial reporting in the annual report of the Issuer, including any disagreements that may have arisen between the auditors and management in any area:

ii.

meeting(s) with management of the Issuer who shall outline any problems as to financial policies, financial reporting or matters relating to internal control and any matters in contention with or under consideration by the auditors or management of the Issuer;

	iii.	the appropriateness of existing accounting principles being employed and any change in accounting policy or practice which the auditors may refer to in their audit report;

	iv.	any proposed changes in financial statement presentation or footnote the auditors may recommend: and

	v.	other matters related to the conduct of the audit which are to be communicated to the Audit Committee under generally accepted auditing standards.

I.

The Audit Committee shall review with management of the Issuer and the auditors quarterly interim financial statements and if appropriate recommend approval of such quarterly statements to the board of directors.

J.	The Audit Committee shall consider and review with management:

	i.	any difficulties encountered in the course of the audits conducted by the auditors, including any changes to or restrictions on the scope of their work or access to required information;

	ii.	the internal auditing department budget and staffing and

	iii.	the internal auditing department charter including the internal audit plan.

K.

The Audit Committee shall review legal, regulatory and social matters that may have a material impact on the financial statements, related the Issuer compliance policies and programs and reports prepared to manage and monitor the Issuer compliance policies. The Audit Committee shall receive reports concerning the Issuer's environmental management program on a quarterly basis, and review ongoing environmental compliance Issues.

L.	The Audit Committee shall confirm and assure the independence of the auditors, including a review of management consulting services and related fees provided by the auditors.

M.

The Audit Committee shall meet with management and the auditors in separate executive sessions to discuss any matters that the Audit Committee or these groups believe should be discussed privately with the Audit Committee.

N.

The Audit Committee shall have the power to conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.

O.

The Audit Committee shall perform such other functions as assigned by law or the board of directors, and may review other items of an internal control or risk management nature which may from time to time he brought before the Audit Committee.

P.	The Audit Committee shall conduct a self-assessment at least annually, and discuss the results with the board of directors.

Schedule “B” to the Annual Information Form of
Yukon-Nevada Gold Corp. (the "Issuer")

WHISTLEBLOWER POLICY

The Issuer’s whistleblowing policy is posted on its website at https://www.openboard.info/ygc/index.cfm